As filed with the Securities and Exchange Commission on November 2, 2007

Registration No. 333-146825

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

AirMedia Group Inc.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

People’s Republic of China

(8610) 8438-6868

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886	Show-Mao Chen, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(3)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Ordinary Shares, par value US$0.001 per share(4)	34,500,000	US$5.50	US$189,750,000	US$5,826

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Previously paid.
(3)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(4)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-146908). Each American depositary share represents two ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject To Completion)

Issued October 24, 2007

15,000,000 American Depositary Shares

AirMedia Group Inc.

REPRESENTING 30,000,000 ORDINARY SHARES

AirMedia Group Inc. is offering 11,750,000 American Depositary Shares, or ADSs, and a selling shareholder is offering 3,250,000 ADSs. Each ADS represents two ordinary shares. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$9.00 and US$11.00 per ADS.

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “AMCN.”

Investing in the ADSs involves risks. See “ Risk Factors” beginning on page 11.

PRICE US$             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholder
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

We and a selling shareholder have granted the underwriters the right to purchase up to an aggregate of 2,250,000 additional ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

MORGAN STANLEY	LEHMAN BROTHERS

CIBC WORLD MARKETS	SUSQUEHANNA FINANCIAL GROUP, LLLP

                    , 2007

AirMedia
航美传媒

Concession rights contracts to operate in 52 airports, including 28 out of the 30 largest airports in China
Concession rights contracts to place our programs on the routes of 9 airlines, including the 3 largest airlines in China

Airport Network

Airline Network

- Currently place our programs on over 16,000 digital TV screens on the routes of 9 airlines
- Programs account for over 80% of the total length of the digital TV screen advertisements of the 3 largest airlines in China

Harbin
Urumqi
Dunhuang
Hohhot
Dalian
Jiayuguan
Yinchuan
Tianjin
Yantai
Golmud
Xining
Yulin
Taiyuan
Yan'an
Jinan
Lanzhou
Zhengzhou
Hanzhong
Xi'an
Ankang
Hefei
Lhasa
Chengdu
Yichang
Chongqing
Jiujiang
Huangshan
Nanchang
Changsha
Guiyang
Ganzhou
Kunming
Guilin
Guangzhou
Shantou
Xishuangbanna
Shenzhen
Haikou
Sanya

- Airports in which we currently operate digital TV screens
- Airports for which we currently have concession rights contracts and in which we plan to operate digital TV screens in the future

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. We have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any filed free writing prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any filed free writing prospectus is current only as of its date, regardless of the time of its delivery or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until              (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to,

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•

“CAAC” are to the General Administration of Civil Aviation of China, a PRC governmental agency; the largest airports in China in the 2006 Airport Data Report of CAAC are measured by the number of air passengers and the largest airlines in China in China Civil Aviation, a journal sponsored by the CAAC, are measured by the number of passengers;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Nasdaq” are to the Nasdaq Global Market;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•	“preferred shares” are to our Series A preferred shares and Series B preferred shares;

•	“Series A preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.001 per share;

•	“Series B preferred shares” are to our Series B redeemable convertible preferred shares, par value US$0.001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “AirMedia” refer to AirMedia Group Inc., its subsidiaries and variable interest entities and variable interest entities’ subsidiaries. Although AirMedia does not directly or indirectly own any equity interests in its consolidated variable interest entities or their subsidiaries, AirMedia effectively controls, and is the primary beneficiary of, these entities, through a series of contractual arrangements with them and their record owners. We have consolidated the financial results of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with the Generally Accepted Accounting Principles of the U.S. See “Corporate Structure,” “Related Party Transactions” and “Risk Factors” for further information on our contractual arrangements with these parties.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on June 29, 2007, which was RMB7.6120 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On November 1, 2007, the noon buying rate was RMB7.4582 to US$1.00.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to purchase the ADSs.

Overview

We operate the largest digital media network in China dedicated to air travel advertising. We operate over 95% of the digital TV screens that display advertisements in the 15 largest airports in China, according to an August 2007 report of Sinomonitor, or the Sinomonitor report. The advertising portion of our programs accounts for over 80% of the total length of the advertisements played on the digital TV screens for each of the three largest airlines in China. We operate over 2,000 digital TV screens in airports and place our programs on over 16,000 digital TV screens on airplanes. Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our advertising business through our consolidated variable interest entities and their subsidiaries in China. We have a series of contractual arrangements with these variable interest entities and their record owners that enable us to effectively control and derive substantially all of the economic benefits from these variable interest entities.

We currently have contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China. Our digital TV screens are currently located in 37 airports in China, including the five largest airports, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. We plan to gradually roll out our operations in the additional 15 airports where we have contractual concession rights to operate digital TV screens. In addition, we have contractual concession rights to place our programs on the routes operated by nine airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China.

We also offer advertisers other media platforms in airports, such as digital frames, light box displays, 360-degree LED displays and 3D displays. We are in the process of upgrading our light box displays into digital frames and intend to significantly expand the number of digital frames in our network. For example, we recently obtained contractual concession rights to operate over 320 digital TV screens and over 440 digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport and intend to install these digital TV screens and digital frames by the end of 2007. We also plan to introduce other new media platforms to expand our ability to target air travelers.

Air travel advertising in China has grown significantly in recent years as a result of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertising clients to target air travelers in China, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our digital TV screens and other displays in high-traffic locations of airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. In addition, the digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the back of passenger seats. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.

We combine advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. We have agreements to show documentary clips provided by China Central Television, or CCTV, in airports and on airplanes. We also obtain program clips such as “Just For Laughs” and “Globe Trekker” from other third-party content providers. We believe this makes air travelers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for our advertising clients. Our standard programs in airports currently include 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.

We derive revenues principally by selling advertising time slots on our network to our advertising clients, including both direct advertisers and advertising agencies. From the commencement of our operations in August 2005 to June 30, 2007, a total of 240 advertising clients have purchased advertising time slots on our network. Our advertisers consist of international and domestic brands. Our top advertisers for 2006 and June 30, 2007 combined included Audi, China Mobile, China Unicom, Dongfeng-Citroen, Great Wall Wine, Haier, Hitachi, Lenovo, Lexus, LG, Mengniu Dairy, Nokia, Samsung and Shanghai Volkswagen, which collectively accounted for over 50.0% and 45.0% of our revenues for 2006 and the six months ended June 30, 2007, respectively.

We have grown rapidly since we commenced operations. The number of airports and airlines in which we operated and the number of digital TV screens operating in our network increased from 16, six and 12,385 as of December 31, 2005 to 32, nine and 17,837 as of June 30, 2007, respectively. For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, we incurred a net loss of US$2.4 million. For 2006, we generated net revenues of US$17.9 million and achieved a net income of US$4.1 million. For the six months ended June 30, 2007, our net revenues increased to US$15.9 million from US$6.7 million for the same period in 2006 and our net income increased to US$4.0 million from US$0.9 million for the same period in 2006.

Industry Background

The advertising market in China is one of the largest and fastest growing advertising markets in the world. According to ZenithOptimedia, advertising spending in China grew at a compound annual growth rate, or CAGR, of 16.4% between 2000 and 2005, making it one of the fastest growing advertising markets in the world. According to ZenithOptimedia, the advertising market in China is expected to experience continued strong growth with a CAGR of 18.1% from 2005 to 2009 and reach RMB164.0 billion (US$20.6 billion) by 2009. The growth of China’s advertising industry is being driven by a number of factors including the rapid and sustained economic growth in China, the growth in consumer spending and the relatively low historical levels of advertising spending in China per capita and as a percentage of GDP.

Air travel advertising in China is a relatively new advertising medium that has seen rapid growth in recent years. The development of the air travel advertising industry has resulted from a convergence of two rapidly growing sectors in China, out-of-home advertising, of which air travel advertising is an increasingly important subset, and air travel. Out-of-home advertising is a term we use to refer to media other than Internet, traditional television and radio broadcast and print media (which tend to be viewed primarily indoors). According to the China Statistical Abstract 2007, the number of air travelers in China grew at a CAGR of 15.5% from 67.2 million per year in 2000 to 159.7 million per year in 2006. We believe the air travel advertising industry in China has the following key characteristics:

•	ability to target demographics that are attractive to advertisers;

•	effective audience reach; and

•	increasing acceptance by airports and airlines, air travelers and advertisers.

Our Strengths

We believe we have the following competitive strengths:

•

We operate the largest digital media network in China dedicated to air travel advertising with broad geographic network coverage, and provide our advertising clients with the ability to reach a national audience through a single advertising network;

•

We have contractual concession rights to operate digital TV screens in major airports and on leading airlines in China and, through our highly recognized brand name and experience in providing air travel advertising services, have also built strong relationships with these major airports and leading airlines;

•

Our air travel digital media network provides a significant value proposition to airports and airlines by offering programs that may enhance the passenger experience, and by providing airports and airlines with incremental revenue opportunities, an effective means of managing passenger traffic and a cost-effective media service;

•

Our air travel digital media network provides a significant value proposition to advertisers by offering them extensive viewer reach to an attractive demographic, cost-effective advertising, scheduling flexibility and quality client service;

•

We have extensive experience in combining advertising content with non-advertising content to make our airport and airplane programs more attractive to air travelers and ultimately more effective for advertisers;

•	We have a highly recognized brand name in the air travel sector and strong relationships with advertisers; and

•	We have a strong management team with extensive industry experience.

Our Strategies

Our goal is to extend our competitive position as the largest air travel digital media network provider in China and to successfully expand into other areas of the air travel advertising sector. Accomplishing this goal requires the successful implementation of the following strategies:

•

We plan to broaden our service offerings through new advertising media platforms within the air travel advertising sector, in particular by upgrading our light box displays to digital frames and significantly expanding this platform, to broaden our consumer reach, enhance the effectiveness of our advertisements and provide our advertising clients with more choices in selecting and combining different air travel advertising platforms according to their advertising needs and preferences;

•

We plan to enhance our leading market position and revenues by building local sales teams in additional cities to increase our sales of advertising time slots and utilization rate in these cities and increase the number of digital TV screens and other displays in our existing network;

•

We will continue to secure high quality non-advertising content to make audiences more receptive to advertisements played on our network and ultimately bring greater value to our business in a cost-effective manner;

•

We will continue to promote our brand name and the value of air travel advertising through proactive sales and marketing efforts to solidify and broaden our customer base and our relationships with airports, airlines and content providers; and

•	We plan to pursue strategic relationships and acquisitions that expand our business within the air travel advertising industry, although we are not currently negotiating any material acquisitions.

Our Challenges

Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including the following:

•

If advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected;

•

We derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources;

•

If we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed;

•

A substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; and

•

Our limited operating history may not provide an adequate basis to evaluate our business, financial performance or prospects or the viability of our digital media network and we do not expect to sustain our recent rates of growth in revenues or the number of airlines, airports or digital TV screens in our network in future periods.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks.

Corporate History and Structure

We commenced operations through Beijing Shengshi Lianhe Advertising Co., Ltd., or Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AirMedia Technology (Beijing) Co., Ltd., or AM Technology, in August 2005 in China. We established another wholly-owned subsidiary, Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, in June 2006 in China. To prepare for this offering, we incorporated AirMedia Group Inc. in the Cayman Islands on April 12, 2007 as our listing vehicle and our holding company. Through a series of transactions, AirMedia Group Inc. became a holding company of AM Technology and Shenzhen AM.

Due to certain restrictions and qualification requirements under PRC law that apply to foreign investment in China’s advertising industry, our advertising business is currently conducted through contractual arrangements among us, our subsidiaries and our variable interest entities in China, principally Beijing AirMedia Advertising Co., Ltd., or AM Advertising, Shengshi Lianhe and Beijing AirMedia UC Advertising Co., Ltd., or AirMedia UC, which are the major companies through which we provide advertising services in China. These contractual arrangements enable us to:

•	exercise effective control over all of our variable interest entities;

•	receive substantially all of the economic benefits from all of our variable interest entities; and

•	have an exclusive option to purchase all of the equity interests in all of our variable interest entities, in each case when and to the extent permitted by PRC law.

The following table illustrates our corporate structure as of the date of this prospectus:

Notes: (1)	Shengshi Lianhe is 49.83% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 37.60% by Zhenyu Wang, our director who holds the equity on behalf of CDH, 7.45% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 5.12% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.
(2)	AM Advertising is 83.80% owned by Shengshi Lianhe, 8.07% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 6.09% owned by Zhenyu Wang, our director who holds the equity on behalf of CDH, 1.21% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 0.83% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.
(3)	AirMedia UC is 51.13% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 38.22% owned by Zhenyu Wang, our director who holds the equity on behalf of CDH and 10.65% owned by Qing Xu, our director and an ultimate owner of our ordinary shares. AirMedia UC became a consolidated variable interest entity in 2007.

See “Corporate Structure” and “Related Party Transactions” for further information on our contractual arrangements with these parties.

Corporate Information

We are in the process of moving our principal executive offices and expect to substantially complete the move prior to the completion of this offering. Our new principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027. Our telephone number at this address is +86-10-8438-6868 and our fax number is +86-10-8460-8658. Our former principal executive offices are located at Room 707, No. 8 Yong An Dong Li, Jianguomen Wai, Chaoyang District, Beijing 100022. Our telephone number at this address is +86-10- 5126-5816 and our fax number is +86-10-8528-8912. Our registered office in the Cayman Islands is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our telephone number at this address is +1-345-949-8066.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is http://www.AirMedia.net.cn. The information contained on our website is not part of this prospectus.

THE OFFERING

Total ADSs offered

by us	11,750,000 ADSs

by a selling shareholder	3,250,000 ADSs

Over-allotment option

We and a selling shareholder have granted the underwriters a 30-day option (commencing on the date of this prospectus) to purchase up to an aggregate of an additional 2,250,000 ADSs to cover over-allotments.

Price per ADS	We currently estimate that the initial public offering price will be between US$9.00 and US$11.00 per ADS.

The ADSs	Each ADS represents two ordinary shares. The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	15,000,000 ADSs (or 17,250,000 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately after this offering	132,388,888 ordinary shares (or 136,888,888 ordinary shares if the underwriters exercise the over-allotment option in full), calculated based on the assumptions described below.

Use of proceeds

We intend to use the net proceeds from this offering to fund capital expenditures and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses.

See “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,121,250 ADSs offered hereby for our directors, officers, employees, business associates and other related persons through our directed share program.

Proposed Nasdaq Global Market symbol	AMCN

Depositary	JPMorgan Chase Bank, N.A.

Lock-up

We, our directors and executive officers, all of our existing shareholders and option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, for a period of 180 days following the date of this prospectus. See “Underwriting” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares outstanding after this offering depends in part on the initial public offering price. This is because, as further described in “Related Party Transactions—Private Placements,” the number of ordinary shares that will be issued upon the automatic conversion of the Series B preferred shares immediately upon the completion of this offering will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio).

The following table shows the conversion ratio of Series B preferred shares to ordinary shares and total number of ordinary shares that will be outstanding immediately after this offering based on various potential initial public offering prices, including the prices within the price range indicated on the front cover of this prospectus:

Public Offering Price Per ADS	Series B Conversion Ratio	Aggregate Number of Ordinary Shares
US$8.00	1 to 0.694	134,611,111
9.00	1 to 0.617	133,376,543
10.00(1)	1 to 0.556	132,388,888
11.00	1 to 0.505	131,580,808
12.00	1 to 0.463	130,907,407

Note: (1) Midpoint of the estimated range of the initial public offering price.

Unless otherwise indicated, all information in this prospectus:

•

assumes the issuance and sale of 23,500,000 ordinary shares (in the form of ADSs) by us and the sale of 6,500,000 ordinary shares (in the form of ADSs) by a selling shareholder at an initial public offering price of US$10.00 per ADS (the midpoint of the price range set forth on the front cover of this prospectus);

•	reflects the conversion of all outstanding Series A preferred shares into 32,600,000 ordinary shares upon the completion of this offering;

•

reflects the conversion of all outstanding Series B preferred shares into 8,888,888 ordinary shares upon the completion of this offering, calculated based on the midpoint of the price range set forth on the front cover of this prospectus;

•

excludes 8,065,000 ordinary shares issuable upon the exercise of stock options issued under our 2007 share incentive plan that are outstanding as of the date of this prospectus, each at an exercise price of US$2.00 per ordinary share;

•	excludes 3,935,000 additional ordinary shares reserved for future grants under our 2007 share incentive plan as of the date of this prospectus; and

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated financial data for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 and the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary consolidated financial data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. The summary consolidated financial data should be read in conjunction with our consolidated financial statements and our related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
	(in thousands, except shares, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	US$	887	US$	10,502	US$	4,083	US$	10,560
Digital TV screens on airplanes		405		4,868		1,636		4,403
Other displays		58		3,526		1,344		1,736

Total revenues		1,350		18,896		7,063		16,699
Business tax and other sales tax		(2)		(961)		(314)		(814)

Net revenues		1,348		17,935		6,749		15,885

Cost of revenues		(3,189)		(10,040)		(4,229)		(9,042)

Gross profit (loss)		(1,841)		7,895		2,520		6,843
Operating expenses		(837)		(4,044)		(1,724)		(2,780)

Income (loss) from operations		(2,678)		3,851		796		4,063

Net income (loss)	US$	(2,402)	US$	4,066	US$	917	US$	4,016

Deemed dividends on Series A convertible redeemable preferred shares—Accretion of redemption premium	US$	(296)	US$	(1,440)	US$	714	US$	714
Deemed dividends on Series B convertible redeemable preferred shares—Accretion of redemption premium	US$	—	US$	—	US$	—	US$	326
Net income (loss) attributable to holders of ordinary shares	US$	(2,698)	US$	2,626	US$	203	US$	2,976
Net income (loss) per ordinary share—basic and diluted	US$	(0.04)	US$	0.03	US$	0.01	US$	0.03
Net income per Series A preferred share—basic	US$	0.01	US$	0.06	US$	0.02	US$	0.05
Net income per Series B preferred share—basic	US$	—	US$	—	US$	—	US$	0.19
Net income (loss) per ADS(1)
Basic	US$	(0.08)	US$	0.06	US$	0.02	US$	0.06
Diluted	US$	(0.08)	US$	0.06	US$	0.02	US$	0.06
Shares used in calculating net income (loss) per ordinary share—basic and diluted		62,400,000		62,400,000		62,400,000		62,400,000
Shares used in calculating net income per Series A preferred share—basic		37,600,000		37,600,000		37,600,000		37,600,000
Shares used in calculating net income per Series B preferred share—basic		—		—		—		2,033,149

Note: (1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005 and 2006 and as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis as of June 30, 2007 to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 32,600,000 ordinary shares; (2) the automatic conversion of all of our outstanding Series B preferred shares into 8,888,888 ordinary shares, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price; and (3) the issuance and sale of 23,500,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

	As of December 31,				As of June 30, 2007
	2005		2006
	Actual		Actual		Actual		As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	US$	2,952	US$	2,086	US$	41,700	US$	147,400
Total assets		6,371		20,547		66,865		172,565
Total liabilities		2,765		9,511		9,499		9,499
Series A convertible redeemable preferred shares		12,296		13,736		14,450		—
Series B convertible redeemable preferred shares		—		—		39,326		—
Total shareholders’ (deficiency) equity		(2,690)		221		3,593		163,069

Note: (1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) the amounts representing cash, total assets, and total shareholders’ equity by US$10.9 million.

The following table presents a summary of our condensed consolidated statements of cash flow for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
	(in thousands)
Consolidated Statements of Cash Flow:
Net cash (used in) provided by operating activities	US$	(3,277)	US$	2,020	US$	806	US$	1,523
Net cash used in investing activities		(762)		(5,346)		(3,478)		(3,953)
Net cash provided by financing activities		6,984		2,285		1,385		41,982

The following table presents selected operating data for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007, except for the numbers of airports, airlines and screens in our network, which were as of December 31, 2005 and 2006 and as of June 30, 2006 and 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
Selected Operating Data
Digital TV screens in airports
Number of airports in operation		16		28		22		32
Number of screens in our network airports		1,184		1,562		1,387		1,822
Number of time slots available for sale(1)		14,800		42,800		20,960		35,967
Number of time slots sold(2)		1,139		14,409		5,651		12,797
Utilization rate(3)		7.7%		33.7%		27.0%		35.6%
Average advertising revenue per time slot sold(4)	US$	778	US$	729	US$	723	US$	825
Digital TV screens on airplanes
Number of airlines in operation		6		9		7		9
Number of screens on our network airplanes		11,201		16,015		11,525		16,015
Number of time slots available for sale(1)		224		1,356		606		864
Number of time slots sold(2)		27		568		180		385
Utilization rate(3)		12.3%		41.9%		29.7%		44.5%
Average advertising revenue per time slot sold(5)	US$	14,745	US$	8,572	US$	9,093	US$	11,444

Notes: (1)	We define a time slot as a 30-second equivalent advertising time unit, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
(2)	Number of time slots sold refers to the number of 30-second equivalent advertising time units sold during the period presented.
(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(4)	Average advertising revenue per time slot sold for digital TV screens in airports is calculated by dividing our revenues derived from digital TV screens in airports by the number of time slots sold for digital TV screens in airports.
(5)	Average advertising revenue per time slot sold for digital TV screens on airplanes is calculated by dividing our revenues derived from digital TV screens on airplanes by the number of time slots sold for digital TV screens on airplanes.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks described below are not, however, the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We began our business operations in August 2005. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our digital media network and other advertising media dedicated to the air travel sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. Certain members of our senior management team have worked together for only a relatively short period of time and it may be difficult for you to evaluate their effectiveness, on an individual or collective basis, and ability to address future challenges to our business.

Given our limited operating history, we may not be able to:

•	preserve our leading position in the air travel digital media market in China;

•

manage our relationships with airports and airlines to retain existing concession rights contracts and obtain new concession rights contracts to operate digital media platforms in leading airports and on airlines on commercially advantageous terms or at all;

•	retain and acquire advertising clients;

•	manage our relationships with third-party non-advertising content providers;

•	secure a sufficient amount of low-cost digital TV screens from our suppliers;

•	manage our expanding operations, including the integration of any future acquisitions;

•	increase and diversify our revenue sources by successfully expanding into other advertising media platforms and upgrading our light box displays to digital frames;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses; or

•	attract, train, motivate and retain qualified personnel.

If we are unsuccessful in addressing any of these risks, our business may be materially and adversely affected.

If advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected.

The market for air travel digital media networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media, such as television, print media, Internet and other types of out-of-home advertising. Our success depends on the acceptance of our air travel digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our media network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if consumers find some element of our network to be disruptive or intrusive, airports and airplane companies may decide not to allow us to operate the digital TV screens in airports or place our programs on airplanes and advertisers may view our network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our network and air travel advertising.

Air travel advertising is a relatively new concept in China and in the advertising industry generally. If we are not able to adequately track air traveler responses to our programs, in particular tracking the demographics of air travelers most receptive to air travel advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of air travel advertising and instead turn to more traditional forms of advertising that have more established and proven methods of tracking effectiveness.

If a substantial number of advertisers lose interest in advertising on our media network for these or other reasons or become unwilling to purchase advertising time slots on our network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We derive substantially all of our revenues from the provision of air travel advertising services. If there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

Substantially all of our historical revenues and expected future revenues have been and will be generated from the provision of air travel advertising services, in particular through the display of advertisements on digital TV screens located in airports and on airplanes. Our other types of advertising media platforms, such as light box displays, 360-degree LED displays, 3D displays, shuttle bus displays and displays in airport train stations, are also located in or near airports. We plan to upgrade our light box displays to digital frames and expand into additional media platforms in the near future, which are also intended to be dedicated to air travel advertising.

We do not have any current plans to expand outside this sector and enter into more advertising segments to diversify our revenue sources. As a result, if there were a downturn in the air travel advertising industry for any reason, we may not be able to diversify our revenue sources and our ability to generate revenues and our results of operations could be materially and adversely affected.

If we are unable to carry out our operations as specified in existing concession rights contracts, retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms, we may be unable to maintain or expand our network coverage and our costs may increase significantly in the future.

Our ability to generate revenues from advertising sales depends largely upon our ability to provide a large network of digital TV screens that show our programs in airports and on airplanes. This, in turn, requires that we retain existing concession rights contracts and obtain new concession rights contracts to operate in airports and on airlines.

We currently have concession rights to place and operate our digital TV screens in 52 airports and to place our programs on the digital TV screens of nine airlines. We currently operate at 37 airports out of the 52 airports where we have obtained contractual concession rights to operate our digital TV screens. We plan to gradually roll out our operations in the additional 15 airports. However, we cannot assure you that we will be able to carry out our operations in these airports as specified in the concession rights contracts.

A majority of our concession rights contracts to operate in airports and on airlines have terms ranging from three to five years without any automatic renewal provisions. 40 out of 84 and seven out of 15 of our concession rights contracts to operate in airports and on airlines, respectively, are subject to renewal before 2010. The concession fees that we incur under our concession rights contracts comprise a significant portion of our cost of revenues and accounted for approximately 166.0%, 38.0% and 34.5% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. As of September 30, 2007, we were contractually obligated to pay US$100.0 million under our concession rights contracts. Airports and airlines tend to increase concession fees over time. As some of our concession rights contracts will terminate in the next several years, we may experience a significant increase in our costs of revenues. If we are unable to pass increased concession costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.

Furthermore, as of June 30, 2007, 44 out of 84 and 13 out of 15 of our concession rights contracts to operate in airports and on airlines, respectively, contained provisions granting us certain exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the scope of our exclusivity to the operation of digital TV screens in specific areas of an airport or to certain types of programs on airplanes. We cannot assure you that we will be able to retain these contracts, with or without exclusivity provisions, upon their expiration. If we were to lose exclusivity, in particular with the major airports and leading airlines, we may lose market share if our customers decide to place their advertisements on any competing digital TV screens or otherwise decrease their spending on our network. Furthermore, certain concession rights contracts contain provisions allowing the airports to terminate the contracts unilaterally without any compensation due to governmental policy reasons or the restructuring or reorganization of the airports. We cannot assure you that our concession rights contracts will not be terminated, whether with or without justification. In addition, most of our concession rights contracts were entered into with the advertising companies operated by or advertising agencies hired by airports or airline companies, and not with the airports or airline companies directly. Although these advertising companies and agents have generally assured us in writing that they have the rights to operate advertising media in airports or on airplanes and all of them have performed their contractual obligations, we cannot assure you that airports or airline companies will not challenge or revoke the contractual concession rights granted to us by their advertising companies or agents. If any airport or airline company challenges or revokes the concession rights granted to us under the relevant contracts, our business could be materially and adversely affected.

We plan to renew our existing concession rights contracts and enter into new concession rights contracts for operating digital TV screens in additional airports and for placing our programs on additional airlines. There is no assurance we will be able to retain our concession rights contracts or obtain new concession rights contracts for our digital TV screens or programs on exclusive or satisfactory terms, or at all. If we fail to retain our concession rights contracts to operate in major airports or on key airlines, or retain exclusivity, if a significant number of our existing concession rights contracts are terminated or not renewed, or if we are unable to effectively expand our network by obtaining new concession rights contracts for our digital TV screens or our programs, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would cause our revenues to decline and our business and prospects to deteriorate.

A substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China. If any of these airports or airlines experiences a material business disruption, we would likely incur substantial losses of revenues.

A substantial majority of our airport advertising revenues are currently concentrated in the five largest airports in China, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao Airport and Shenzhen International Airport. In 2006, we derived 37.1% of our total revenues from these five airports. A material business disruption, major construction or renovation, or a natural disaster affecting any of these airport in our network could render our advertising media in such airport inoperative or materially limit the locations where we can locate our digital TV screens and other air travel advertising media.

In addition, a substantial majority of our airplane advertising revenues are currently concentrated in the three largest domestic airlines in China, China Southern Airlines, China Eastern Airlines and Air China. We derived 23.1% of our total revenues in 2006 from these three airlines. If any of these airlines lose market share and we are not able to add other airlines or increase the revenues generated from existing airlines in our network, our advertising clients may decide to spend less on our advertising network.

We expect these five airports and three airlines to continue to contribute a significant portion of our revenues in the foreseeable future. If there were a material business disruption in any of these airports or airlines, we would likely incur substantial losses of revenues.

We depend on third-party program producers to provide the non-advertising content that we include in our programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our network, harm our reputation and cause our revenues to decline.

The programs on the majority of our digital TV screens include a mix of advertising and non-advertising content. We do not produce or create any of the advertising or non-advertising content included in our programs. The advertisers provide us with the advertising content. All of the non-advertising content is provided by third-party content providers such as CCTV and various local television stations and television production companies. For example, we have obtained rights to include various news and entertainment content provided by CCTV on our network without charge on the condition that the “CCTV” logo is displayed throughout the duration of the CCTV-provided content. Some of the other third-party content providers also do not charge us for their content.

There is no assurance that we will be able to renew these contracts or obtain non-advertising content on satisfactory terms, or at all. In addition, some of the third-party content providers that currently do not charge us for their content may do so in the future. To make our programs more attractive, we must continue to secure contracts with these and other third-party content providers. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our network unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

If we are unable to attract advertisers to purchase advertising time on our network, we will be unable to maintain or increase our advertising fees, which could negatively affect our ability to grow our profits.

The fees we charge advertising clients and agencies for time slots on our network depend on the size and quality of our network and the demand by advertisers for advertising time on our network. We believe advertisers choose to advertise on our network in part based on the size of our network, the desirability of the locations where we have placed our digital TV screens and the attractiveness of our network content. If we fail to maintain or increase the number of our displays, solidify our brand name and reputation as a quality air travel digital media provider, or obtain high-quality non-advertising content at commercially reasonable prices, advertisers may be unwilling to purchase time on our network or to pay the levels of advertising fees we require to grow our profits.

When our current advertising network of digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.

When our network of digital TV screens reaches saturation in any particular airport or airline, we may be unable to offer additional advertising time slots to satisfy all of our advertisers’ needs. We would need to increase our advertising rates for advertising in such airports or airlines in order to increase our revenues. However, advertisers may be unwilling to accept rate increases, which could hamper our ability to generate higher levels of revenues over time. In particular, the utilization rates of our advertising time slots in the five largest airports and on the three largest airlines are higher than those in other network airports or airlines and saturation of digital TV screens in these airports or airlines could have a material adverse effect on our growth prospects.

Our strategy of expanding our air travel media network to include new media platforms, such as digital frames or other more advanced displays, may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.

Currently, our air travel media network primarily consists of standard digital TV screens. Our growth strategy includes broadening our service offerings by building new advertising media platforms to make our network more comprehensive and effective. In particular, we plan to upgrade our light box displays to digital frames and significantly expand this platform. We also plan to expand our 360-degree LED displays and 3D displays. It is difficult to predict how these displays will be accepted by air travelers and by advertising clients and whether we will be able to generate higher revenues to offset the higher costs of some of these larger and more sophisticated displays. Our 360-degree LED displays and 3D displays are relatively new and it is uncertain how these will perform compared to our more standard digital TV screens in airports and on airplanes. Furthermore, we could incur significant costs in upgrading our light box displays to digital frame displays. In addition, although we have secured several confirmed customer orders to place advertisements on our digital frames during the period beginning December 2007 until January 2009, consistent with industry practice in China, most of these customer orders can be cancelled by customers, subject to certain penalty payments.

The majority of our concession rights contracts containing exclusive concession rights only grant us exclusivity with respect to digital TV screens. By entering into these new media platforms, we may face competition from other companies that are already in these areas. We also have limited experience working in these areas. It is uncertain how these businesses will perform, and there is the risk that they may not succeed at all. Our failure to expand our air travel media network to introduce new platforms and into new areas could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.

If advertising registration certificates are not obtained for our airport advertising operations where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.

On May 22, 2006, the State Administration for Industry and Commerce, or the SAIC, amended the Provisions on the Registration Administration of Outdoor Advertisements, or the new outdoor advertisement provisions. Pursuant to the new outdoor advertisement provisions, advertisements placed inside or outside of the “departure halls” of airports are treated as outdoor advertisements and must be registered in accordance with the local SAIC by “advertising distributors.” However, the terms “advertising distributors” and “departure halls” are not defined under the new outdoor advertisement provisions or other PRC laws and regulations.

To ensure that our airport operations comply with the applicable PRC laws and regulations, we are in the process of making inquiries with the local SAICs in the cities in which we have operations or intend to operate with respect to the application for an advertising registration certificate. However, the local SAICs with whom we consulted have expressed different views on whether the advertisements shown on our digital TV screens should be regarded as outdoor advertisements and how to register those advertisements. As of the date of this prospectus, only Shanghai SAIC has accepted our application for advertising registration certificates. Some local SAICs need more time to consider the implementation of the new outdoor advertising provisions. Other SAICs do not require us to register our advertisements.

We intend to register with the relevant SAICs if we are required to do so, but we cannot assure you that we will obtain the registration certificate in compliance with the new outdoor advertisement provisions, or at all. If the requisite registration is not obtained, the relevant local SAICs may require us to forfeit our advertising income or may impose administrative fines on us. They may also require us to discontinue advertisements at airports where the requisite advertising registration is not obtained, which may result in a breach of one or more of our agreements with our advertising clients and materially and adversely affect our business and results of operations.

Including non-advertising content in our programs may be deemed a form of broadcasting under PRC law. If so, we may be required to obtain certain approvals and/or authorizations, the failure of which may make us unable to continue to include non-advertising content in our programs, which may cause our revenues to decline and our business and prospects to deteriorate.

A majority of the digital TV screens in our network include programs that consist of both advertising content and non-advertising content. Current PRC laws and regulations prohibit any entities or individuals from broadcasting non-advertising content through television networks without the prior approval of the relevant PRC authorities. PRC laws and regulations do not, however, expressly classify the display of non-advertising content through digital media networks such as ours as a form of broadcasting. Although we believe we are in compliance with current PRC laws and regulations and have been advised by our PRC counsel, Commerce & Finance Law Offices, that we have, except as disclosed in this prospectus, obtained all the licenses and approvals for our business operations required under applicable PRC laws and regulations, we cannot assure you that the relevant PRC authorities will reach the same conclusion.

If we are in fact deemed to be engaged in the broadcasting of non-advertising content, we may be subject to monetary penalties or may be forced to eliminate non-advertising content from the programs included in our digital TV screens, all of which could have a material and adverse effect on our business operations. In addition, if new laws or regulations are promulgated that characterize our business operations as engaging in the broadcasting of non-advertising content, we would be required to obtain additional approvals and/or authorizations. If we fail to obtain any required approvals and/or authorizations, we may not be able to continue to include non-advertising content in our programs and advertisers may find our network less attractive and be unwilling to purchase advertising time slots on our network, which may cause our revenues to decline and our business and prospects to deteriorate.

Because we rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We engage third-party agencies to help source advertising clients from time to time. We do not have long-term or exclusive agreements with these agencies, including our key third-party agencies, and cannot assure you that we will continue to maintain favorable relationships with them. If we fail to retain key third-party agencies or attract additional agencies, we may not be able to retain existing advertising clients or attract new advertisers or advertising agency clients and our business and results of operations could be materially adversely affected. Furthermore, the fees that we paid to these third-party agencies constituted a significant portion of our net revenues for the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007—39.6%, 13.2% and 16.8%, respectively. It is important therefore for us to maintain favorable commercial terms with these third-party agencies.

We have been dependent on a limited number of customers for a significant portion of our revenues and this dependence may reoccur in the future, which would make us more vulnerable to the loss of major customers or delays in payments from these customers.

A small number of customers historically accounted for a significant portion of our revenue. Our top five customers collectively accounted for approximately 48.5%, 27.5% and 25.3% of our total revenues for the period from August 7, 2005 to December 31, 2005, in 2006 and in the first half of 2007, respectively. Our largest customers have changed from year to year primarily as a result of our limited operating history and rapid growth, broadened customer base and increased sales. No single advertising client accounted for more than 10% of our total revenues for the year ended December 31, 2006 or the six months ended June 30, 2007 and we do not expect to be as dependent on a small number of customers in the future. Given our limited operating history and the rapid growth of our industry, we cannot assure you that we will not once again be dependent on a small number of customers in the future.

If we fail to sell our services to one or more of our major customers in any particular period, or if a large customer purchases less of our services, fails to purchase additional advertising time on our network or cancels some or all of its purchase orders, our revenues could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. We are required under certain of our concession rights contracts to make prepayments. Although we do receive some prepayments from customers, there is typically a lag between the time of our prepayment of concession fees and the time that we receive payments from our customers. If one of our top customers is significantly delinquent with their payments, our financial conditions may be materially and adversely affected.

If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.

The market for air travel advertising requires us to continuously identify new advertising trends and the technological needs of both advertisers and consumers, which may require us to develop new formats, features and enhancements for our advertising network.

We must be able to quickly and cost-effectively expand into additional advertising media and platforms beyond digital TV screens if advertisers find these other media and platforms to be more attractive and cost-effective. In addition, as the advertising industry is highly competitive and fragmented with many advertising agencies exiting and emerging, we must closely monitor the trends in the advertising agency community. We must maintain strong relationships with leading advertising agencies to make certain that we are reaching the leading advertisers and are responsive to the needs of both the advertising agencies and the advertisers.

We currently play advertisements in our network airports and on our network airplanes primarily through closed-circuit television systems and video tapes, respectively. In the future, we may use other technologies, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of wireless or broadband networking capabilities on our advertising network becomes a commercially viable alternative, and we fail to implement such changes on our network or fail to do so in a timely manner, our competitors or future entrants into the market who take advantage of such initiatives could gain a competitive advantage over us.

If we cannot succeed in defining, developing and introducing new formats, features and technologies on a timely and cost-effective basis, advertising demand for our advertising network may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.

We face significant competition in the PRC advertising industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We face significant competition in the PRC advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. We compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio. We also compete for advertising dollars spent in the air travel advertising industry. While we have a large market share of the digital TV screens located in airports and airplanes, we compete, and will compete, with other media platforms of advertising, for which we do not have exclusivity, including billboards, light boxes and print media. In addition, we may also face competition from new entrants into air travel advertising in the future.

Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as air travel. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our results of operations are subject to fluctuations in the demand for air travel, which is affected by, among other things, seasonality, general economic conditions, terrorist attacks, security measures and plane crashes, and a decrease in the demand for air travel may make it difficult for us to sell our advertising time slots.

Our results of operations are directly linked to the fortunes of the air travel industry. Demand for air travel fluctuates significantly from period to period, is subject to seasonality due to holiday travel and weather conditions, and is particularly susceptible to downturns in the economy. In addition, among other things, terrorist attacks, or the fear of such attacks, additional security measures, plane crashes and significant and persistent air travel delays could lead to a reduction in the growth of the air travel industry in China.

Business travel is one of the primary drivers of the air travel industry. In times of economic growth, as in recent years in China, air travel tends to increase. Conversely, in times of economic downturn, air travel tends to decrease significantly. In the event of an economic downturn, overall air passengers would likely decrease.

The terrorist attacks of September 11, 2001 in the U.S. involving commercial aircraft severely and adversely affected the air travel industry in the U.S. and throughout the world. Any future terrorist activity involving the air travel industry could have an equal or greater impact. There have been highly reported attempted acts of terrorism involving aircraft flying out of Heathrow Airport in London and JFK International Airport in New York. Additional terrorist attacks or fear of such attacks, even if not made directly on the air travel industry, may negatively affect the air travel industry and the demand for air travel.

Terrorist attacks have also resulted in significantly increased security costs and associated passenger inconvenience. Since September 11, 2001, the Transportation Security Administration in the U.S. has implemented numerous security measures that affect airport and airline operations and costs, the effects of which may ultimately affect the demand for air travel. Increasingly, China and other countries in Asia are adopting similarly stringent security measures that may lead some air travelers to consider other travel options, such as trains, cars and boats, as more convenient and less intrusive. In addition, these security measures have resulted in higher costs for airports and airlines, which may result in our having to incur higher concession fees.

In addition, an aircraft crash or other accident could create a public perception that air travel is not safe or reliable, which could result in air travelers being reluctant to fly. Significant aircraft delays due to capacity constraints, weather conditions or mechanical problems could also result in lower demand for air travel, especially for shorter domestic flights.

If the demand for air travel decreases for any of these or other reasons, advertisers may be reluctant to advertise on our network and we may be unable to fill our advertising time slots and charge premium prices.

A decrease in demand for our advertising services may materially and adversely affect our ability to generate revenues, our financial condition and results of operations.

Demand for our advertising services, and the resulting advertising spending by our clients, may fluctuate due to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn.

Our clients may reduce the money they spend to advertise on our network for a number of reasons, including:

•	a general decline in economic conditions;

•	a general decline in the number of air travelers and flights;

•	a decline in economic conditions in the particular cities where our network airports are located;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a decline in advertising spending in general.

A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenues from our advertising services, and our financial condition and results of operations.

If we fail to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. We must continue to expand our operations to meet the demands of advertisers for a larger and more diverse network coverage. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts.

We also will need to continue to expand, train, manage and motivate our workforce as well as manage our relationships with airports, airlines and third-party non-advertising content providers. We must add sales and marketing offices and personnel to service relationships with new airports that we will aim to add as part of our network. As we add new digital TV screens and other media platforms, we will need to incur greater maintenance costs to maintain our equipment.

All of these endeavors will require substantial managerial efforts and skill, as well as the incurrence of additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and we may not be able to take advantage of market opportunities, execute our expansion strategies or meet the demands of our advertising clients.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core digital media network business. Future acquisitions may expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing business and technology;

•	our potential inability to generate sufficient revenue to offset new costs;

•	the expenses of acquisitions; or

•	the potential loss of or harm to relationships with both employees and advertising clients resulting from our integration of new businesses.

Any of the potential risks listed above could have a material and adverse effect on our ability to manage our business, our revenues and net income.

We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

We incurred a net loss for the period ended December 31, 2005 and may incur losses in the future.

We incurred a net loss of US$2.4 million for the period from August 7, 2005, the date we commenced operation, to December 31, 2005. We also incurred a net loss of US$15.3 million for the third quarter of 2007, primarily as a result of the US$18.3 million share-based compensation expenses we incurred for the quarter, including a one-time share-based compensation charge of US$17.5 million in connection with the share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo, our chairman and chief executive officer. We cannot assure you that we will not incur net losses in the future. We expect to increase our operating expenses in anticipation of future growth. We also incur significant operating expenses prior to generating revenues. As a result, any decrease or delay in generating additional sales volume and revenues could materially and adversely affect our results of operations and could result in substantial losses.

We do not expect to sustain our recent rates of growth in revenue or the numbers of airlines, airports or digital TV screens in our network.

We have experienced significant growth in revenues and income since we began operations in August 2005. Our net revenues increased substantially from US$1.4 million for the period from August 7, 2005 to December 31, 2005 to US$17.9 million in 2006. Our growth was principally due to the fact that we were still in a start-up phase in 2005 and in the process of securing many of the airport and airline concession rights that allowed us to significantly grow our network in 2006. Our net revenues also increased substantially from US$6.7 million for the six months ended June 30, 2006 to US$15.9 million for the six months ended June 30, 2007. Our network is currently located in 37 airports and on nine airlines, compared to 16 airports and six airlines by the end of 2005. The number of digital TV screens operated by us in airports and on which we place our programs on airplanes increased from 1,184 and 11,201 for the period from August 7, 2005 to December 31, 2005, respectively, to 1,822 and 16,015 for the six months ended June 30, 2007, respectively. We do not expect to achieve similar rates of growth in revenues or the number of airlines, airports or digital TV screens in our network in future periods.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of air travel, consumer spending and corresponding advertising trends in China. In addition, air travel and advertising spending in China generally tend to increase during the “golden” holiday weeks, such as the Labor Day week in May, the National Day week in October and the Chinese New Year holiday in January or February, and tend to decrease during the fourth quarter. Air travel and advertising spending in China is also affected by certain special events such as the Beijing Olympics in 2008 and related government measures. As a result, you may not be able to rely on period-to-period comparisons of our operating results as an indication of our future performance.

We may experience seasonality effects due to the seasonality of air travel and advertising spending in China. Other factors that may cause our operating results to fluctuate include a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, which are discussed elsewhere in this prospectus. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive officer, Herman Man Guo, our president, Xiaoya Zhang, our chief operating officer, James Zhonghua Feng, our chief financial officer, Conor Chiahung Yang, our chief strategy officer, James Hualiang Chen, our vice president in charge of operations, Jacky Jian Li, and our vice president in charge of sales, Allen Shizhong Yuan. We rely on their industry expertise, their experience in our business operations and sales and marketing, and their working relationships with our employees, our other major shareholders, our advertising clients, airports and airlines, and relevant government authorities.

If one or more of our senior executives were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.”

We and our independent registered public accounting firm have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to remediate these control deficiencies and fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.

We will be subject to reporting obligations under the U.S. securities laws after the closing of this offering. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which must also contain management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. We cannot assure you that our management will be able to conclude that our internal control over our financial reporting is effective. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, we and our independent registered public accounting firm noted two material weaknesses and other control deficiencies in our internal control over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control over financial reporting. The material weaknesses observed were: (1) inadequate senior financial and accounting resources with good understanding of U.S. GAAP and SEC financial reporting requirements; and (2) lack of detailed financial closing and reporting policies and procedures.

Following the identification of these material weaknesses and other control deficiencies, we undertook certain remedial steps to address them, including hiring additional accounting staff, training our new and existing accounting staff, and hiring a third-party consultant to assist us in improving our internal control procedures. We are also in the process of preparing detailed financial closing procedures and an internal accounting policies manual for our accounting staff. However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot yet conclude that they have been fully remedied. We plan to continue to address and remediate the material weaknesses and other control deficiencies in our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting.

It is important to note that we and our independent registered public accounting firm did not undertake a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses in our internal control over financial reporting. Given the significant number of deficiencies that were identified as a result of the limited procedures performed, we believe it is probable that had we and our independent registered public accounting firm performed a formal assessment of our internal controls over financial reporting, additional deficiencies and material weaknesses might have been identified.

Moreover, effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act is necessary for us to produce reliable financial reports and is important to prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation.

We may need additional capital, which, if obtained, could result in dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

We may require additional cash resources due to changed business conditions or other future developments. If our current sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our air travel digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, airports or airlines may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud in China are less defined than in other more developed countries and we may not be able to properly screen out unlawful content.

In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our network.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

There is no assurance that our displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

We face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations.

Our business could be materially and adversely affected by the effect of a health epidemic or outbreak on the economic and business climate. Any prolonged recurrence of avian flu, SARS, or another epidemic or outbreak in China may have a material adverse effect on demand for air travel in China. For example, the SARS outbreak in 2003 and 2004 alarmed air travelers around both the region and the world raising issues pertaining to health and travel. During this time period, the SARS outbreak significantly deterred air travel and had a material and adverse effect on the air travel industry. From 2005 to 2007, there have also been reports on the occurrence of avian flu in various parts of China, including a few confirmed human cases and deaths.

A new outbreak of SARS or increased outbreaks of avian flu may result in health or other government authorities requiring the closure of our offices or other businesses, including airports and airline operations which comprise the primary locations where we provide our advertising services. A health epidemic could result in a significant drop in demand for air travel and ultimately our advertising services, severely disrupt our business operations and adversely affect our financial condition and results of operations.

A newly enacted PRC tax law could increase the enterprise income tax rate applicable to AM Technology, which would have a material adverse effect on our result of operations.

Pursuant to the applicable PRC tax laws, companies established in China are generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” is entitled to a preferential EIT rate of 15% and an exemption from the EIT for its first two profitable years, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone is entitled to a preferential EIT rate of 15% and will enjoy an exemption from the EIT for the first three years of its establishment and a 50% reduction of the EIT for the succeeding three years. The qualification of “high and new technology enterprise” is subject to an annual or biennial evaluation by the relevant government authority in China.

AM Technology, which is registered and operates in the Beijing New Technology Industry Development Zone, is qualified as a “high and new technology enterprise” and thus has been entitled to a preferential EIT at the rate of 15%. In addition, AM Technology is exempt from the EIT from 2006 to 2008 and will enjoy a preferential EIT at the rate of 7.5% from 2009 to 2011.

Shengshi Lianhe, Shenzhen AM and AirTV United are subject to EIT at the rate of 33%. AM Advertising was granted a tax exemption from 2006 to 2007 by the local tax authority in Beijing.

On March 16, 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, or the new PRC tax law, which will become effective on January 1, 2008. Under the new PRC tax law, foreign-invested enterprises, or FIEs, and domestic companies will be subject to EIT at a uniform rate of 25%. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new PRC tax law if they qualify as “high and new technology enterprises supported by the state,” a term which has not yet been clearly defined under the new PRC tax law.

AM Technology will continue to be entitled to the exemption from the EIT through 2008 and the subsequent 50% reduction of its applicable EIT rate from 2009 to 2011 if AM Technology can continue to qualify as a “high and new technology enterprise.” In addition, if AM Technology continues to qualify as a “high and new technology enterprise supported by the state,” it will continue to benefit from a preferential tax rate of 15%, subject to any other applicable regulations. Otherwise, AM Technology’s applicable EIT rate may, under the new PRC tax law, gradually increase to the uniform rate of 25% by January 1, 2013. Because the applicable definitions under the new PRC tax law have not yet been defined with sufficient specificity and no relevant implementing regulations have been promulgated, it is unclear whether or not AM Technology will be subject to the increased EIT rate. An increase in AM Technology’s EIT rate pursuant to the new PRC tax law may have a material adverse effect on our results of operations.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.

Under the new PRC tax law, effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its global income. The new PRC tax law does not, however, define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income including the dividends we receive from Shenzhen AM and AM Technology will be subject to the EIT at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations.

Under the current PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises in China, such as Shenzhen AM and AM Technology, are exempt from PRC withholding tax. We have been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the new PRC enterprise income tax law which will become effective on January 1, 2008, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 20% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. AirMedia (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The new tax law provides, however, dividends distributed between qualified resident enterprises will be exempted. As the term “qualified resident enterprises” has not been defined and needs further clarification and explanation, we cannot assure you that the dividends distributed by Shenzhen AM and AM Technology to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT. In addition, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that it is uncertain whether under the new tax law, foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if such income is regarded as income from “sources within the PRC.” We have been advised by Commerce & Finance Law Offices that it is uncertain whether such income would be regarded as income from “sources within the PRC” because (i) the new PRC enterprise income tax law does not define what is “sources within the PRC”, (ii) whether we would be regarded as “resident enterprise” is not clear; and (iii) official clarification of the proper interpretation and implementation of the new PRC enterprise income tax law has not been promulgated. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADSs holders or, or on any gains of the transfer of their shares or ADSs, your investment in our ADSs or ordinary shares may be materially and adversely affected.

Given the lack of detailed implementation rules, we cannot assure you that we will qualify for any tax exemptions or reductions under the new PRC tax law. If the income tax is levied on the dividends we obtain from Shenzhen AM and AM Technology, our business, financial condition and results of operations could be materially and adversely affected as a result.

Risks Related to Regulation of Our Business and to Our Structure

Compliance with PRC advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

As an air travel advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our network for compliance with applicable law. In general, the advertisements shown on our network have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We are still required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, if a special government review is required for certain product advertisements before they are shown to the public, we are obligated to confirm that such review has been performed and approval has been obtained. In addition, for advertising content related to certain types of products and services, such as food products, alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertising client’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities.

We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. However, we cannot assure you that each advertisement that an advertiser or advertising agency client provides to us and which we include in our network programs is in compliance with relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. Although we employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations, the content standards in the PRC are less certain and less clear than in those in more developed countries such as the U.S. and we cannot assure you that we will be able to properly review the content to comply with the standards imposed on us with certainty.

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.

Substantially all of our operations are conducted through our contractual arrangements with our consolidated variable interest entities in China, AM Advertising, Shengshi Lianhe and AirMedia UC. Though PRC regulations currently permit 100% foreign ownership of companies that provide advertising services, any foreign entities that invest in the advertising services industry are required to have at least three years of direct operations in the advertising industry outside of China. In addition, PRC regulations currently prohibit foreign investment in the production and operation of any non-advertising content. We do not currently directly operate an advertising business outside of China and thus cannot qualify under PRC regulations until three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our two subsidiaries, Shenzhen AM and AM Technology are currently ineligible to apply for the required licenses for providing advertising services in China.

Our advertising business is primarily provided through our contractual arrangements with our three consolidated variable interest entities in China. AM Advertising is owned by Shengshi Lianhe and four PRC citizens: Herman Man Guo, Qing Xu, Xiaoya Zhang and Zhenyu Wang, who holds the equity on behalf of CDH. Shengshi Lianhe is owned by four PRC citizens: Herman Man Guo, Qing Xu, Xiaoya Zhang and Zhenyu Wang, who holds the equity on behalf of CDH. AirMedia UC is owned by three PRC citizens: Herman Man Guo, Qing Xu and Zhenyu Wang, who holds the equity on behalf of CDH. Our variable interest entities are the major companies through which we provide advertising services in China. They directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We have been and are expected to continue to depend on our variable interest entities to operate our advertising business. We have entered into contractual arrangements with our variable interest entities, pursuant to which we, through AM Technology, provide technical support and consulting services to our variable interest entities. In addition, we have entered into agreements with our variable interest entities and each of their shareholders, which provide us with the substantial ability to control our variable interest entities. For a description of these contractual arrangements, see “Corporate Structure” and “Related Party Transactions.”

Under the equity pledge agreements, the shareholders of our variable interest entities respectively pledged their equity interests in our variable interest entities to AM Technology. This pledge was duly created by recording the pledge on AM Technology’s register of shareholders in accordance with the PRC Security Law, and is currently effective. According to the PRC Property Rights Law, however, to be effective as of October 1, 2007, the effectiveness of such pledge will be denied if the pledge is not registered with the relevant administration for industry and commerce. AM Technology applied for such registration, but the application was denied as no registration procedures were available. AM Technology will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with the PRC Property Rights Law in the future. Although we believe that AM Technology will be able to register the pledge on or prior to October 1, 2007, we cannot assure you that will be the case and if AM Technology is unable to do so, the effectiveness of such pledge may be affected.

If we or any of our variable interest entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC, which regulates advertising companies, and the State Administration of Radio, Film or Television, or the SARFT, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe and AirMedia UC and shareholders for a substantial portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with AM Advertising, Shengshi Lianhe and AirMedia UC to operate our advertising business. For a description of these contractual arrangements, see “Corporate Structure” and “Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities. Under the current contractual arrangements, as a legal matter, if our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective.

Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our subsidiaries and variable interest entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our preferential tax treatment, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any of the transactions we have entered into among AM Technology and our variable interest entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Management’s Discussion and Analysis of Financial Condition of Results of Operations—Taxation” for a discussion of the transactions referred to above. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 or in 2006, or that Shenzhen AM, AM Technology, AM Advertising and its subsidiaries, Shengshi Lianhe or AirMedia UC are ineligible for their preferential tax treatment, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.

We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by Shenzhen AM and AM Technology for our cash requirements, including the funds necessary to service any debt we may incur. If Shenzhen AM or AM Technology incur debt on its own behalf in the future, the instruments governing the debt may restrict Shenzhen AM or AM Technology’s ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements AM Technology currently has in place with our variable interest entities in a manner that would materially and adversely affect AM Technology’s ability to pay dividends and other distributions to us.

Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen AM and AM Technology only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Shenzhen AM and AM Technology are also required to set aside a portion of net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our PRC variable interest entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances.

Any limitation on the ability of Shenzhen AM or AM Technology to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

Changes in laws and regulations governing air travel advertising or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

There are no existing PRC laws or regulations that specifically define or regulate air travel advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing air travel television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations governing the content of air travel advertising, our business licenses or otherwise affecting our business in China may result in substantial costs and diversion of resources and may materially and adversely affect our business prospects and results of operations.

PRC regulation of loans to and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliates.

As an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Shenzhen AM or AM Technology, each an FIE, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange or its local counterpart. We may also determine to finance Shenzhen AM or AM Technology, by means of capital contributions. These capital contributions to Shenzhen AM or AM Technology must be approved by the PRC Ministry of Commerce or its local counterpart.

Due to the restrictions imposed on the foreign exchange loans extended to any domestic PRC companies, we are not likely to make foreign exchange loans to our consolidated PRC variable interest entities. Meanwhile, because AM Advertising and its subsidiaries, Shengshi Lianhe and AirMedia UC are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in the “Regulation” section of this prospectus.

We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to finance Shenzhen AM, AM Technology, AM Advertising and its subsidiaries, Shengshi Lianhe or AirMedia UC on a timely basis. If we fail to receive relevant registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments of China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the air travel advertising industry. Such developments could have a material adverse effect on our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our business primarily through Shenzhen AM and AM Technology, which are subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an average approximately 8.0% appreciation of the RMB against the U.S. dollar between July 21, 2005 and June 30, 2007. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

The reporting and functional currency of our Cayman Islands parent company is the U.S. dollar. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in RMB. Substantially all of our sales contracts were denominated in RMB and substantially all of our costs and expenses is denominated in RMB. The net proceeds from this offering will be denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited so that we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Substantially all of our revenues and expenses are denominated in RMB. If our RMB-denominated revenues increase or RMB-denominated expenses decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Shenzhen AM and AM Technology are able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiary and variable interest entities in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if we or other foreign lenders make foreign currency loans to our subsidiaries or variable interest entities in China, these loans must be registered with the SAFE, and if we finance them by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

The approval of the Chinese Securities Regulatory Commission may be required in connection with this offering under a recently adopted PRC regulation, and, if required, we cannot currently predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation has, among other things, certain provisions that require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. The application of this new PRC regulation remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining the CSRC’s approval. Our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006:

•	the CSRC has jurisdiction over our offering;

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new regulation; and

•

notwithstanding the above, given that we have substantially completed our restructuring in PRC before September 8, 2006, the effective date of the new regulation, it is not necessary for us to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market.

Since the new regulation has only recently been adopted, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of payment or remittance of dividends by our Chinese subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery of the ADSs we are offering, you would be doing so at the risk that settlement and delivery may not occur.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE recently promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their SAFE registration with the local branch of SAFE when such updates are required under applicable SAFE regulations. If any PRC shareholder fails to make the required SAFE registration or file or update the registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or obtain foreign-exchange-dominated loans to our company.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs included for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the circulation, ratings, audience, quality or effectiveness of our services or those of our competitors;

•	changes in the economic performance or market valuations of other advertising companies;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the air travel digital media industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$7.60 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of June 30, 2007, after giving effect to this offering and the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 132,388,888 ordinary shares outstanding including 30,000,000 ordinary shares represented by 15,000,000 ADSs assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range. All ADSs sold in this offering, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representatives. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Upon completion of this offering, certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of its shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary bank will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct a substantial portion of our operations in China and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct a substantial portion of our operations in China through Shenzhen AM and AM Technology. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, which use may not produce income or increase our ADS price.

We have not allocated a significant portion of the net proceeds of this offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We intend to adopt an amended and restated articles of association that will become effective immediately upon the closing of this offering. We have included certain provisions in our new memorandum and articles of association that could limit the ability of others to acquire control of our company, and deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have included the following provisions in our new articles that may have the effect of delaying or preventing a change of control of our company:

•

Our board directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, dividend rates, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

•

Our board of directors may issue a series of preferred shares without action by our shareholders to the extent of available authorized but unissued preferred shares. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares or rights to acquire ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.

Our corporate actions are substantially controlled by our principal shareholder who could exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

After this offering, our principal shareholder, Herman Man Guo, will beneficially own approximately 41.4% of our outstanding ordinary shares, assuming an initial public offering price of US$10.00 per ADS

(which is the midpoint of the estimated range of the initial public offering price). In addition, Global Gateway Investment Limited, a wholly-owned subsidiary of CDH China Growth Capital Fund II, L.P., will beneficially own approximately 19.7% of our outstanding ordinary shares, assuming an initial public offering price of US$10.00 per ADS (which is the midpoint of the estimated range of the initial public offering price), upon conversion of the preferred shares it holds into our ordinary shares upon completion of this offering. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. In addition, these persons could divert business opportunities from us to themselves or others.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

Although it is not clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the “passive foreign investment company,” or PFIC rules, we do not expect to be considered a PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our ADSs, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. For example, if we are a PFIC, U.S. Holders will become subject to increased tax liabilities under U.S. tax laws and regulations with respect to any gain recognized or the sale of our ADSs or ordinary shares and certain distributions, and will become subject to burdensome reporting requirements. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we do as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in the corporate governance practices of public companies.

As a result of becoming a public company, we have established additional board committees and will adopt and implement additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the SEC.

We are currently evaluating and monitoring developments with respect to these rules. We expect these rules and regulations will increase our legal and financial compliance costs, but we cannot predict or estimate the amount or the timing of additional costs we may incur.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our digital media network into additional locations, airports and airlines in China;

•	competition in the PRC advertising industry and the air travel advertising industry in China;

•	the expected growth in consumer spending, average income levels and advertising spending levels;

•	the growth of the air travel sector in China; and

•	PRC governmental policies relating to the advertising industry.

You should thoroughly read this prospectus and the documents to which we refer with the understanding that our actual future results may be materially different from and worse than our expectations. We qualify all of our forward-looking statements with these cautionary statements. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance.

This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. The air travel industry and the advertising industry in China, particularly the out-of-home and air travel advertising sectors, may not grow at the projected rates or at all. The failure of the air travel industry and the advertising industry to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. In particular, this prospectus contains statistical data from the Sinomonitor report we commissioned. The calculation of digital TV screens in the Sinomonitor report does not include digital TV screens in VIP lounges for logistical reasons.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately US$105.7 million, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately US$124.3 million. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) the net proceeds of this offering by US$10.9 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the net proceeds from this offering to fund capital expenditures and for other general corporate purposes, which may include strategic acquisitions of businesses that could complement our existing capabilities and businesses. We are not currently negotiating any material acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing bank deposits.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 32,600,000 ordinary shares; (2) the automatic conversion of all of our outstanding Series B preferred shares into 8,888,888 ordinary shares, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price; and (3) the issuance and sale of 23,500,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		As Adjusted(1)
	(in thousands)
Series A convertible redeemable preferred shares, US$0.001 par value, 37,600,000 shares authorized; 37,600,000 shares issued and outstanding	US$	14,450	US$	—
Series B convertible redeemable preferred shares, US$0.001 par value, 16,000,000 shares authorized, issued and outstanding		39,326		—
Shareholders’ equity:
Ordinary shares, US$0.001 par value, 162,400,000 shares authorized; 62,400,000 shares issued and outstanding (actual)		62		132
Additional paid-in capital		—		159,406
Statutory reserve		102		102
Retained earnings		2,802		2,802
Accumulated other comprehensive income		627		627

Total shareholders’ equity		3,593		163,069

Total capitalization	US$	57,369	US$	163,069

Note: (1)	Assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$10.9 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately US$52.5 million, or US$0.48 per ordinary share and US$0.96 per ADS on a pro forma basis reflecting the automatic conversion of all of our outstanding Series A and Series B preferred shares into ordinary shares, assuming an initial public offering price of US$10.00 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$10.00 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been US$158.2 million, or US$1.20 per outstanding ordinary share, and US$2.40 per ADS. This represents an immediate increase in net tangible book value of US$0.72 per ordinary share and US$1.44 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$3.80 per ordinary share and US$7.60 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	5.00	US$	10.00
Net tangible book value as of June 30, 2007	US$	0.48	US$	0.96
Pro forma net tangible book value after giving effect to this offering	US$	1.20	US$	2.40
Amount of dilution in net tangible book value to new investors in the offering	US$	3.80	US$	7.60

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share(1)		Average Price Per ADS(1)
	Number	Percent	Amount		Percent
	(in millions)

Existing shareholders(1)	108,888,888	82.2%	US$	52.1	30.7%	US$	0.48	US$	0.96

New investors	23,500,000	17.8		117.5	69.3		5.00		10.00

Total	132,388,888	100.0%	US$	169.6	100.0%		1.28		2.56

Note:

(1)    Assumes an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, and the automatic conversion of all of our outstanding Series A and Series B preferred shares into ordinary shares upon the completion of this offering.

A US$1.00 increase (decrease) in the assumed public offering price of US$10.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$10.9 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.09 per ordinary share and US$0.18 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.41 per ordinary share and 0.82 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. As of the date of this prospectus, there were 8,065,000 ordinary shares issuable upon exercise of outstanding stock options at an exercise price of US$2.00 per share, and there were 3,935,000 ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB7.6120 to US$1.00, the noon buying rate in effect as of June 29, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On November 1, 2007, the noon buying rate was RMB7.4582 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
Six months ended June 30	7.6120	7.7014	7.8127	7.6120
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5420	7.5746	7.6181	7.5420
September	7.4928	7.5196	7.5540	7.4928
October	7.4682	7.5016	7.5158	7.4682

Note: (1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue in the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2007 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2006 and June 30, 2007, respectively. Results for the third quarter of 2007 may not be indicative of our full year results for the year ending December 31, 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	Three Months Ended
	September 30, 2006		June 30, 2007		September 30, 2007
	(in thousands of US$)
Consolidated Statements of Operations Data:
Revenues		5,672		8,469		10,625
Business and other sales tax		(296)		(419)		(488)

Net revenues		5,376		8,050		10,137
Cost of revenues		(2,863)		(4,572)		(5,206)

Gross profit		2,513		3,478		4,931
Operating expenses:
Selling and marketing(1)		(771)		(941)		(1,146)
General and administrative(1)		(266)		(453)		(19,135)

Total operating expenses		(1,037)		(1,394)		(20,281)

Income (loss) from operations@		1,476		2,084		(15,350)
Interest income		3		51		303
Income tax benefits (loss)		27		122		(51)
Minority interest		—		2		3
Loss from equity accounted investment		—		(115)		(158)

Net income (loss)	US$	1,506	US$	2,144	US$	(15,253)

Note: (1) Share-based compensation expenses are included in our operating expenses as follows:

	Three Months Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	(in thousands of US$)
Share-based compensation included in:
Selling and marketing expenses	—	—	(100)
General and administrative expenses(2)	—	—	(18,231)
(2)	Includes a one-time share-based compensation expense of US$17.5 million in connection with the share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo, our chairman and chief executive officer.

For the three months ended September 30, 2007, our net revenues increased by 88.6% to US$10.1 million from US$5.4 million for the same period in 2006. The increase was due primarily to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital TV screens in airports from US$3.5 million for the three months ended September 30, 2006 to US$7.0 million for the three months ended September 30, 2007, and (2) an increase in revenues generated from the sale of advertising times slots of the digital TV screens on airplanes from US$1.2 million for the three months ended September 30, 2006 to US$2.6 million for the three months ended September 30, 2007. The increases were due to (1) a greater number of time slots sold in the third quarter of 2007 than in the same period in 2006 because of the expansion of our network coverage and capacity, and (2) an increase in the average selling prices of the time slots sold due in part to our expanded network coverage, increased acceptance of air travel digital advertising and our increase of list prices for our advertising time slots in the second quarter of 2007.

For the three months ended September 30, 2007, our cost of revenues increased by 81.8% to US$5.2 million from US$2.9 million for the same period in 2006. The increase was due primarily to a US$1.3 million increase in concession fees as we added additional concession rights contracts, as well as the US$0.9 million increase in agency fees paid to third-party agencies as we grew our sales.

For the three months ended September 30, 2007, our net revenues increased by 25.9%, or US$2.0 million, to US$10.1 million from US$8.1 million for the three months ended June 30, 2007. The increase was primarily attributable to an increase of US$2.0 million in revenues generated from the sale of advertising time slots of our digital TV screens in airports for the three months ended September 30, 2007 compared to the three months ended June 30, 2007.

Our cost of revenues for the three months ended September 30, 2007 increased by 13.9%, or US$0.6 million, to US$5.2 million from US$4.6 million in the three months ended June 30, 2007, primarily because of the US$0.4 million increase in the agency fees paid to third-party agencies and the US$0.2 million increase in concession fees as we continued to grow our sales and added additional concession rights contracts in the third quarter of 2007.

For the three months ended September 30, 2007, our total operating expenses were US$20.3 million, compared to total operating expenses of US$1.0 million for the same period in 2006 and total operating expenses of US$1.4 million for the three months ended June 30, 2007. For the third quarter of 2007, our selling and marketing expenses and general and administrative expenses included a total of US$18.3 million share-based compensation expenses in connection with equity incentives granted to our executive officers, directors, employees and consultants. In particular, our general and administrative expenses for the three months ended September 30, 2007 included a one-time share-based compensation charge in the amount of US$17.5 million in connection with the share transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo in recognition of his service as our chairman and chief executive officer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation” and “Related Party Transactions—Private Placements—Series A Preferred Shares.”

Primarily as a result of the US$18.3 million share-based compensation charge, we incurred a net loss of US$15.3 million for the three months ended September 30, 2007, compared to a net income of US$1.5 million for the same period in 2006 and US$2.1 million for the second quarter in 2007.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial data for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 and the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated financial data for the six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our unaudited results for the six months ended June 30, 2007 may not be indicative of our results for the full year ending December 31, 2007. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and our related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the six months ended June 30,
					2006		2007
	(in thousands, except shares, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	US$	887	US$	10,502	US$	4,083	US$	10,560
Digital TV screens on airplanes		405		4,868		1,636		4,403
Other displays		58		3,526		1,344		1,736

Total revenues		1,350		18,896		7,063		16,699
Business tax and other sales tax		(2)		(961)		(314)		(814)

Net revenues		1,348		17,935		6,749		15,885

Cost of revenues		(3,189)		(10,040)		(4,229)		(9,042)

Gross profit (loss)		(1,841)		7,895		2,520		6,843

Operating expenses:
Selling and marketing		(461)		(2,751)		(1,144)		(1,844)
General and administrative		(376)		(1,293)		(580)		(936)

Total operating expenses		(837)		(4,044)		(1,724)		(2,780)

Income (loss) from operations		(2,678)		3,851		796		4,063
Interest income		3		17		8		74
Income tax benefits		273		197		113		66
Minority interest		—		1		—		3
Loss from equity accounted investment		—		—		—		(190)

Net income (loss)	US$	(2,402)	US$	4,066	US$	917	US$	4,016

Deemed dividends on Series A convertible redeemable preferred shares—Accretion of redemption premium	US$	(296)	US$	(1,440)	US$	714	US$	714
Deemed dividends on Series B convertible redeemable preferred shares—Accretion of redemption premium		—		—		—	US$	326
Net income (loss) attributable to holders of ordinary shares	US$	(2,698)	US$	2,626	US$	203	US$	2,976
Net income (loss) per ordinary share—basic and diluted	US$	(0.04)	US$	0.03	US$	0.01	US$	0.03
Net income per Series A preferred share—basic	US$	0.01	US$	0.06	US$	0.02	US$	0.05
Net income per Series B preferred share—basic		—		—		—	US$	0.19

	Period from August 7, 2005 to December 31, 2005	Year ended December 31, 2006	For the Six Months ended June 30,
			2006	2007
	(in thousands, except shares, per share and per ADS data)
Net income (loss) per ADS(1)
Basic	US$ (0.08)	US$ 0.06	US$ 0.02	US$ 0.06
Diluted	US$ (0.08)	US$ 0.06	US$ 0.02	US$ 0.06
Shares used in calculating net income (loss) per ordinary share—basic and diluted	62,400,000	62,400,000	62,400,000	62,400,000
Shares used in calculating net income per Series A preferred share—basic	37,600,000	37,600,000	37,600,000	37,600,000
Shares used in calculating net income per Series B preferred share—basic	—	—	—	2,033,149

Note: (1)	Each ADS represents two ordinary shares.

The following table presents a summary of our consolidated balance sheet data as of December 31, 2005 and 2006 and as of June 30, 2007:

•	on an actual basis; and

•

on an adjusted basis as of June 30, 2007 to give effect to (1) the automatic conversion of all of our outstanding Series A preferred shares into 32,600,000 ordinary shares; (2) the automatic conversion of all of our outstanding Series B preferred shares into 8,888,888 ordinary shares, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price; and (3) the issuance and sale of 23,500,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

	As of December 31,				As of June 30, 2007
	2005		2006
	Actual		Actual		Actual		As Adjusted(1)
					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	US$	2,952	US$	2,086	US$	41,700	US$	147,400
Total assets		6,371		20,547		66,865		172,565
Total liabilities		2,765		9,511		9,499		9,499
Series A convertible redeemable preferred shares		12,296		13,736		14,450		—
Series B convertible redeemable preferred shares		—		—		39,326		—
Total shareholders’ (deficiency) equity		(2,690)		221		3,593		163,069

Note: (1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) the amounts representing cash, total assets, and total shareholders’ equity by US$10.9 million.

The following table presents a summary of our condensed consolidated statements of cash flow for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
	(in thousands)
Consolidated Statements of Cash Flow:
Net cash (used in) provided by operating activities	US$	(3,277)	US$	2,020	US$	806	US$	1,523
Net cash used in investing activities		(762)		(5,346)		(3,478)		(3,953)
Net cash provided by financing activities		6,984		2,285		1,385		41,982

The following table presents selected operating data for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007, except for the numbers of airports, airlines and screens in our network, which were as of December 31, 2005 and 2006 and as of June 30, 2006 and 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
Selected Operating Data
Digital TV screens in airports
Number of airports in operation		16		28		22		32
Number of screens in our network airports		1,184		1,562		1,387		1,822
Number of time slots available for sale(1)		14,800		42,800		20,960		35,967
Number of time slots sold(2)		1,139		14,409		5,651		12,797
Utilization rate(3)		7.7%		33.7%		27.0%		35.6%
Average advertising revenue per time slot sold(4)	US$	778	US$	729	US$	723	US$	825
Digital TV screens on airplanes
Number of airlines in operation		6		9		7		9
Number of screens on our network airplanes		11,201		16,015		11,525		16,015
Number of time slots available for sale(1)		224		1,356		606		864
Number of time slots sold(2)		27		568		180		385
Utilization rate(3)		12.3%		41.9%		29.7%		44.5%
Average advertising revenue per time slot sold(5)	US$	14,745	US$	8,572	US$	9,093	US$	11,444

Notes: (1)	We define a time slot as a 30-second equivalent advertising time unit which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
(2)	Number of time slots sold refers to the number of 30-second equivalent advertising time units sold during the period presented.
(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(4)	Average advertising revenue per time slot sold for digital TV screens in airports is calculated by dividing our revenues derived from digital TV screens in airports by the number of time slots sold for digital TV screens in airports.
(5)	Average advertising revenue per time slot sold for digital TV screens on airplanes is calculated by dividing our revenues derived from digital TV screens on airplanes by the number of time slots sold for digital TV screens on airplanes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We operate the largest digital media network in China dedicated to air travel advertising. We operate over 95% of the digital TV screens that display advertisements in the 15 largest airports in China, according to the Sinomonitor report. The advertising portion of our programs accounts for over 80% of the total length of the advertisements played on the digital TV screens for each of the three largest airlines in China. We operate over 2,000 digital TV screens in airports and place our programs on over 16,000 digital TV screens on airplanes. Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our advertising business through our consolidated variable interest entities and their subsidiaries in China. We have a series of contractual arrangements with these variable interest entities and their record owners that enable us to effectively control and derive substantially all of the economic benefits from these variable interest entities.

We currently have contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China. Our digital TV screens are currently located in 37 airports in China, including the five largest airports, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. We plan to gradually roll out our operations in the additional 15 airports with which we have concession rights. As of June 30, 2007, 44 out of the 84 concession rights contracts to operate our digital TV screens in airports contained provisions granting us certain exclusive concession rights contracts.

We currently have contractual concession rights to place our programs on the routes operated by nine airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China. As of June 30, 2007, 13 out of the 15 concession rights contracts to place our programs on airlines contained provisions granting us certain exclusive concession rights.

We derive our revenues by selling advertising time slots on our network to advertisers and advertising agencies. We define a time slot as a 30-second equivalent advertising time unit which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Since commencing operations in August 2005 to June 30, 2007, 240 advertising clients have purchased advertising time slots on our network. We derive revenues principally by selling advertising time slots to our advertising clients on the following platforms:

•	digital TV screens in airports, all of which consist of both advertising and non-advertising content;

•	digital TV screens on airplanes, all of which consist of both advertising and non-advertising content; and

•	other displays, such as light box displays, digital frames, 3D advertising displays and 360-degree LED displays, which contain only advertising content.

All of the digital TV screens on our network airplanes and a majority of the digital TV screens in our network airports play programs that consist of both advertising content and non-advertising content. In general, the majority of our programs in airports currently includes 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.

We have grown rapidly since we commenced operations. The number of airports and airlines in which we operated and the number of digital TV screens operating in our network increased from 16, six and 12,385 as of December 31, 2005 to 32, nine and 17,837 as of June 30, 2007, respectively. For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, we incurred a net loss of US$2.4 million. For 2006, we generated net revenues of US$17.9 million and achieved a net income of US$4.1 million. For the six months ended June 30, 2007, our net revenues increased to US$15.9 million from US$6.7 million for the same period in 2006 and our net income increased to US$4.0 million from US$0.9 million for the same period in 2006.

Factors Affecting Our Results of Operations

The increase in our operating results since we commenced our current business operations in August 2005 is attributable to a number of factors, including the substantial expansion of our digital media network in airports and on airplanes and the growing acceptance of our digital media network as an effective advertising medium by our advertising clients, airports, airlines and air travelers. We expect our future growth to be driven by the following factors and trends.

Demand for Our Advertising Time Slots

The demand for our advertising time slots is directly related to the demand for air travel and advertising spending in China. The demand for air travel is in turn affected by general economic conditions, the affordability of air travel in China and certain special events that may attract air travelers into and within China. Advertising spending is also particularly sensitive to changes in general economic conditions. The increase or decrease in demand for air travel and advertising spending could affect the attractiveness of our network to advertisers, our ability to fill our advertising time slots and the price we charge for our advertising time slots. In addition, we believe certain special events, such as the upcoming Beijing Olympics in 2008, may increase the demand for our advertising time slots as many advertisers may launch wide-scale advertising campaigns.

Service Offerings

Currently, our air travel digital media network primarily consists of standard digital TV screens. We intend to broaden our service offerings by building new advertising media platforms to make our network more comprehensive and effective. In particular, we plan to upgrade our light box displays to digital frames and significantly expand this new platform. We also plan to expand our 360-degree LED displays and 3D displays. We believe our broadened service offerings will provide our advertising clients with more choices in selecting and combining different air travel advertising platforms that best suit their advertising needs and preferences. It will also expand the consumer reach of the advertisements shown on our network and allow us to cross-sell different advertising services. Ultimately, we believe these efforts will increase and diversify the sources of revenue we can generate from our existing network of airports and airplanes.

Number of Our Advertising Time Slots Available for Sale

The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of the our network airports. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

By increasing the number of airports or airlines that we can operate or place displays in our existing network, we can increase the number of advertising time slots that we have available to sell. In addition, the length of our advertising cycle can potentially be extended to longer durations depending on demand in each airport or airline. However, advertisers may be unwilling to accept placement of their advertisements on a longer time cycle which decreases the frequencies of their advertisements each day. See “Risk Factors—Risks Related to our Business—When our current advertising network of digital TV screens reaches saturation in the major airports and airlines where we operate, we may be unable to offer additional time slots to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues and profitability over time.”

Pricing

The average selling price we charge for our advertising time slots is calculated by dividing our advertising revenue by the number of 30-second equivalent advertising time slots sold during that period, after taking into account any discounts offered. The primary factors that affect the effective price we charge advertising clients for time slots on our network and our utilization rate include the attractiveness of our network to advertisers, which depends on the number of displays, the number and scale of airports and airplanes in our network, the level of demand for time slots, and the perceived effectiveness by advertisers of their advertising campaigns placed on our network. We may increase the average selling prices of our advertising times slots from time to time depending on the demand for our advertising time slots.

A significant percentage of the programs played on our digital TV screens in airports and on airlines includes non-advertising content. We do not directly generate revenue from non-advertising content, but instead obtain such content from third party content providers. We believe that the combination of non-advertising content with advertising content makes air travelers more receptive to our programs, which in turn makes the advertising content more effective for our advertisers. We believe this in turn allows us to charge a higher price for each advertising time slot. We closely track the program blend and customer demand to optimize our ability to generate revenue for each program cycle.

Utilization Rate

Our utilization rate is the total time slots sold as a percentage of total time slots available during the relevant period. In order to provide meaningful comparisons of our utilization rate, we normalize our time slots into 30-second units, which we can then compare across each network airport, airlines and period to chart the normalized utilization rate of our network by airports and airlines and over time. Our utilization rate is primarily affected by the demand for our advertising time slots and our ability to increase the sales of our advertising time slots, especially those advertising time slots on our network airports in second tier cities. We plan to strengthen our sales efforts in these cities by building local sales teams to increase our direct sales of advertising time slots in these cities and ultimately improve our utilization rate.

Network Coverage and Concession Fees

The demand for our advertising time slots and the effective price we charge advertising clients for time slots on our network depend on the attractiveness and effectiveness of our network to our advertising clients. This, in turn, is related to the breadth of our network coverage, including significant coverage in the major airports and airlines that advertisers wish to reach. As a result, it has been, and will continue to be, important for us to secure and retain concession rights contracts to operate our digital TV screens and other displays in major airports and to place our programs on major airlines and to increase the number of displays which we operate in those airports and or place programs on those airlines.

Concession fees constitute a significant portion of our costs of revenues. Airports and airlines tend to increase concession fees over time, and if we experience a significant increase in concession fees our costs will increase. It will therefore be important to our results of operations that we secure and retain these concession rights contracts on commercially advantageous terms.

Revenues

We generate revenues from the sale of advertising time slots on our air travel advertising network. The following table sets forth the revenues generated from each of our advertising categories, both in absolute amounts and as percentages of total revenues for the periods indicated.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			For the Six Months ended June 30,
							2006			2007
	(in thousands except percentages)
Revenues:
Digital TV screens in airports	US$	887	65.7%	US$	10,502	55.6%	US$	4,083	57.8%	US$	10,560	63.2%
Digital TV screens on airplanes		405	30.0		4,868	25.8		1,636	23.2		4,403	26.4
Other displays		58	4.3		3,526	18.6		1,344	19.0		1,736	10.4

Total revenues		1,350	100.0		18,896	100.0		7,063	100.0		16,699	100.0
Business tax and other sales tax		(2)	(0.1)		(961)	(5.1)		(314)	(4.4)		(814)	(4.9)

Net revenues	US$	1,348	99.9%	US$	17,935	94.9%	US$	6,749	95.6%	US$	15,885	95.1%

Revenues from our digital TV screens in airports accounted for 65.7%, 55.6% and 63.2% of our total revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. As of December 31, 2005, our network was located in 16 airports where we operated 1,184 digital TV screens, and as of December 31, 2006, our network was located in 28 airports where we operated 1,562 digital TV screens. As of June 30, 2007, our network was located in 32 airports where we operated 1,822 digital TV screens, and we plan to gradually roll out our operations in the additional 15 airports where we have contractual concession rights to operate digital TV screens. We seek to continue to enter into concession rights agreements to operate digital TV screens in additional airports to further expand the breadth of our network.

Revenues from our digital TV screens on airplanes accounted for 30.0%, 25.8% and 26.4% of our total revenues for the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. As of December 31, 2005, our network was located on six airlines, and as of December 31, 2006 and June 30, 2007, our network was located on nine airlines.

Revenues from our other displays accounted for 4.3%, 18.6% and 10.4% of our total revenues for the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. We have offered light box displays since the commencement of our operations and revenues generated from our light box advertisements accounted for 10.4% of our total revenues in 2006. We are in the process of upgrading our light box displays to digital frames and intend to significantly expand the number of digital frames in our network. We currently plan our digital frames to display advertisements across either a ten-minute or twenty-minute cycle and expect to start generating revenues from digital frames in the fourth quarter of 2007. In contrast to the static nature of the advertisements on our current light box advertisement displays, this will give us more flexibility and allow us to increase our advertising capacity. Since September 1, 2007, we have secured confirmed customer orders of approximately RMB171.2 million (US$22.8 million) to place advertisements on our digital frames during the period beginning December 2007 until January 2009. Consistent with the advertising industry practice in China, most of these customer orders can be cancelled by us or the customers, subject to certain penalty payments. We also derive revenues from two 360-degree LED displays in two airports and we expect to begin generating revenues from our 3D displays currently located in 13 airports in the fourth quarter of 2007.

We believe that our ability to broaden our service offerings and increase and diversify our revenue sources will be increasingly important in the future. We expect to significantly increase revenues generated from other displays both in terms of an absolute amount and as a percentage of our net revenues, primarily from the upgrade of light box displays to digital frames and the installation of new digital frames.

We exchange advertising time slots with other businesses for assets or services, such as digital TV screens and office rental from time to time. We recognized US$33,532, US$0.8 million and US$0.1 million in revenues from the exchange of our advertising time slots for assets or services for the period from August 7, 2005 to December 31, 2005, in 2006 and for the six months ended June 30, 2007, respectively. No costs were directly attributable to these revenues.

Our PRC subsidiaries and variable interest entities, or VIEs, are subject to PRC business tax and other sales related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. We deduct these business taxes and other sales taxes from revenues to arrive at net revenues.

Cost of Revenues

Our cost of revenues consists primarily of concession fees, agency fees and other costs, including digital TV screen depreciation costs, digital TV screen maintenance costs and non-advertising content costs. The following table sets forth the major components of our cost of revenues, both in absolute amounts and as percentages of net revenues for the periods indicated.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			For the Six Months ended June 30,
							2006			2007
	(in thousands except percentages)
Net revenues	US$	1,348	100.0%	US$	17,935	100.0%	US$	6,749	100.0%	US$	15,885	100.0%

Cost of revenues
Concession fees		(2,238)	(166.0)		(6,758)	(37.7)		(3,057)	(45.3)		(5,475)	(34.5)
Agency fees		(534)	(39.6)		(2,361)	(13.2)		(895)	(13.3)		(2,674)	(16.8)
Others		(417)	(31.0)		(921)	(5.1)		(277)	(4.1)		(893)	(5.6)

Total cost of revenues	US$	(3,189)	(236.6)%	US$	(10,040)	(56.0)%	US$	(4,229)	(62.7)%	US$	(9,042)	(56.9)%

Concession Fees

We incur concession fees to airports for placing and operating our digital TV screens and other displays and to airlines for placing our programs on their digital TV screens. These fees constitute a significant portion of our cost of revenues and accounted for approximately 166.0%, 37.7% and 34.5% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. Most of the concession fees are fixed under the concession rights contracts with escalation, meaning fixed increases over each year of the agreement, and payments are usually due three or six months in advance. The concession fees that we incur under concession rights contracts for our digital TV screen in airports vary by the airports’ passenger flow, the city where the airport is located and the profile of air passengers. The concession fees that we incur under concession rights contracts for our programs on airlines vary by the number of routes and airplanes, type of aircraft and the departure and destination cities.

Concession fees tend to increase over time as growth in passenger volume increases demand for air travel advertising among advertisers. We expect our concession fees to increase significantly due to the new concession rights contracts that we have entered into in 2007, including our September 2007 contracts for the operation of digital displays and digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport. As some of our concession rights contracts are subject to renewal in the next several years, we may experience a significant increase in our concession fees in order to retain these concession contracts.

Agency Fees

We engage third-party agencies to help source advertising clients from time to time. These third-party agencies assist us in identifying and introducing advertisers to us. In return, we pay them fees if any of these advertisers generates advertising revenues for us. Fees that we pay to these third-party agencies are calculated based on a pre-set percentage of revenues generated from the clients introduced to us by the third-party agencies and are paid when payments are received from the clients. We record these agency fees as cost of revenues ratably over the period in which the related advertisements are displayed. Agency fees accounted for 39.6%, 13.2% and 16.8% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. We expect to continue using these third-party agencies in the near future. We expect our agency fees as a percentage of net revenues to decrease over time, due primarily to (1) the expected increase in 2008 of sales of advertising time slots for our digital frames and 3D displays for which we expect agency fees to be lower, and (2) the continued expansion of our internal sales and marketing staff.

Others. Our other cost of revenues accounted for 31.0%, 5.1% and 5.6% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively, and include the following:

Display Equipment Depreciation.    Generally, we capitalize the cost of our digital TV screens and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of digital TV screens in our network and the unit cost for those displays, as well as the remaining useful life of the displays.

Display Equipment Maintenance Cost.    Our display maintenance cost consists of salaries for our network maintenance staff, travel expenses in relation to on-site visits and monitoring and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our display equipment maintenance cost is the size of our network maintenance staff. As we add new digital TV screens and other media platforms, we expect that our network maintenance staff, and associated costs, will increase.

Non-advertising Content Cost.    We do not produce or create any of the non-advertising content shown on our network. The non-advertising content played over our network is provided by third-party content providers either for free or at fixed prices. Some of the third-party content providers that currently do not charge us for their content may do so in the future and other third-party content providers may increase the prices for their programs over time. This may increase our cost of revenues in the future.

Operating Expenses

Our operating expenses consist of general and administrative expenses and selling and marketing expenses. The following table sets forth the two components of our operating expenses, both in absolute amount and as a percentage of net revenues for the periods indicated.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			For the Six Months ended June 30,
							2006		2007
	(in thousands except percentages)
Net revenues	US$	1,348	100.0%	US$	17,935	100.0%	US$6,749	100.0%	US$15,885	100.0%

Operating expenses
General and administrative expenses		(376)	(27.9)		(1,293)	(7.2)	(580)	(8.6)	(936)	(5.9)
Selling and marketing expenses		(461)	(34.2)		(2,751)	(15.3)	(1,144)	(16.9)	(1,844)	(11.6)

Total operating expenses	US$	(837)	(62.1)%	US$	(4,044)	(22.5)%	US$(1,724)	(25.5)%	US$(2,780)	(17.5)%

We expect that our operating expenses will further increase in the future as we expand our network and operations and enhance our sales and marking activities.

General and Administrative Expenses

General and administrative expenses accounted for 27.9%, 7.2% and 5.9% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. General and administrative expenses consist primarily of office and utility expenses, salaries and benefits for general management, finance and administrative personnel, depreciation of office equipment, public relations related expenses and other administration related expenses. We expect that our general and administrative expenses will increase after the completion of this offering due to, among other things, the additional expenses for compliance with legal, accounting and other requirements associated with being a public company. In particular, compliance with Section 404 of the Sarbanes-Oxley Act, which requires public companies to include a report of management on the effectiveness of their internal control over financial reporting, will increase our costs. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the SEC.

Selling and Marketing Expenses

Selling and marketing expenses accounted for 34.2%, 15.3% and 11.6% of our net revenues in the period from August 7, 2005 to December 31, 2005, in 2006 and in the six months ended June 30, 2007, respectively. Our selling and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office and utility expenses related to our selling and marketing activities, traveling expenses incurred by our sales personnel, expenses for the promotion, advertisement and sponsorship of media events, and other sales and marketing related expenses. We expect selling and marketing expenses to increase as we invest greater resources in sales and marketing of our air travel digital media network.

Minority Interest

On October 10, 2006, through our consolidated variable interest entity, AM Advertising, we acquired 75% of the equity interest in AirTV United, which holds a license granted by the SARFT to produce and operate television programs in airports and on airplanes. AirTV United entered into business cooperation agreements with AM Advertising and Shengshi Lianhe respectively in June 2007 to provide program collecting, selecting, editing and compiling services to AM Advertising and Shengshi Lianhe. We recorded minority interest in 2006 to account for the 25% interests held by the other shareholder in AirTV United.

Deemed Dividend on Series A and Series B Redeemable Convertible Preferred Shares

We issued an aggregate of 37,600,000 Series A Redeemable Convertible Preferred Shares pursuant to an agreement entered in October 2005. The Series A preferred shares may be redeemed wholly or in part from time to time at the election of holders of majority Series A preferred shares or after the third anniversary of the date of issuance of the Series A Preferred Shares. The redemption price would be at such an amount as to yield a 12% annualized effective internal rate of return with respect to the Series A preferred shares issue price, computed from the date of issuance of the Series A preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon. We recorded the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $295,890 and $1,440,000 in the period from August 7, 2005 to December 31, 2005 and in 2006, respectively.

We issued and sold 16,000,000 Series B preferred shares to third-party investors on June 8, 2007. The Series B preferred shares are redeemable in whole or in part from time to time at the election of holders of Series B preferred shares holding at least 25% of the then outstanding Series B preferred shares, on or after February 27, 2010. The redemption price shall be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series B preferred shares issue price, computed from the date of issuance of the Series B preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon. We accrue the 12% premium and the amortization of issuance cost over the redemption period as deemed dividends with debits to the retained earnings of US$0.3 million for the six months ended June 30, 2007.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from our expectations. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We derive revenues from selling advertising time slots on our air travel digital media network. A substantial portion of our advertising revenues are generated from digital TV screens in airports and on airplanes. We also provide advertising services to customers in other displays such as light box displays, 3D displays and 360-degree LED mega displays which are mainly installed in some specific areas in some of the airports.

We typically sign standard contracts with our advertising customers, which require us to run the advertiser’s advertisements on our network in specified airports and on specified airplanes.

We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable. We do not have a significant history of bad debt.

Non-monetary Exchanges

We periodically exchange advertising time slots with other entities for assets or services, such as digital TV screen network equipment and office rental. Consistent with the guidance in APB Opinion No. 29 Accounting for Nonmonetary Transactions, as amended by FASB Statement No. 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, such transactions are accounted for as nonmonetary exchange, and based on guidance in EITF 99-19 Accounting for Advertising Barter Transactions, we recognize revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on our own historical cash transactions. For the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the six months period ended June 30, 2007, the amounts of revenues recognized for nonmonetary transactions were US$33,532, US$0.8 million and US$0.1 million, respectively. No costs are directly attributable to these revenues.

Concession Fees

We entered into concession rights contracts under which we have the right to use airport and airline equipment and locations to display advertisements. The contract terms of a majority of such concession rights are three to five years and are renewable upon negotiation. The concession rights contracts are treated as operating lease arrangements.

Most of the concession fees are fixed with a yearly escalation. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

Agency Fees

We pay agency fees to advertising agencies, which assist us in identifying and introducing advertisers to us, based on a certain percentage of revenue made through the advertising agencies upon receipt of payment from advertisers. The agency fees are direct costs to generate revenues and they are charged to the consolidated statement of operation ratably over the period in which the advertising is displayed.

Prepaid and accrued agency fees are recorded as current assets and current liabilities according to the relative timing of payments made and advertising services provided.

Consolidation of Variable Interest Entity

PRC laws and regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home advertising services. In order to comply with these foreign ownership restrictions, we conduct substantially all of our activities through our variable interest entities Shengshi Lianhe, AM Advertising, Air Media UC and their subsidiaries. We have entered into a series of contractual arrangements with Shengshi Lianhe, AM Advertising, Air Media UC and their subsidiaries. Through these contractual arrangements, we have the ability to effectively control Shengshi Lianhe, AM Advertising, Air Media UC and their subsidiaries and are considered the primary beneficiary of Shengshi Lianhe, AM Advertising, Air Media UC and their subsidiaries. Accordingly, Shengshi Lianhe, AM Advertising and their subsidiaries are variable interest entities of our company under U.S. GAAP and we consolidate their results in our consolidated financial statements.

Acquired Intangible Assets

Acquired intangible assets represent the license that we obtained through the acquisition of a 75% equity interest in AirTV United to produce and operate non-advertising content granted by the SARFT, which is carried at cost less accumulated amortization. The license has a perpetual life but is subject to annual compliance reviews by a government agency. We have determined that the license has an estimated economic useful life of 20 years and computed the amortization using the straight-line method.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Income Taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We record current income taxes in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We have elected to early adopt FIN 48 from August 7, 2005 as we did not issue the prior year audited consolidated financial statements. The adoption of FIN 48 had no significant impact on our accounting for income taxes for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006.

Net Income (Loss) Per Share

In accordance with SFAS No. 128 Computation of Earnings Per Share, and EITF 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, or SFAS 128, basic net income (loss) per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights. Net losses applicable to holders of ordinary shares are allocated to ordinary shares because the Series A preferred shares are not contractually obligated to participate in sharing losses.

The holders of Series A preferred shares are entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, we have used the two-class method in computing net income (loss) per share.

Redemption Premium

Holders of the Series A and Series B preferred shares have the right to redeem the Series A and Series B preferred shares on or after the third anniversary of the date of issuance of the Series A preferred shares at the redemption price that is sufficient to yield a 12% annualized effective internal rate of return, computed from the date of issuance of the Series A and Series B preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon. The carrying value of the Series A and Series B preferred shares was accreted from the original issuance price to the redemption value on a straight line basis over the redemption period as deemed dividends.

Beneficial Conversion Features

A holder of Series A preferred shares has the right, at such holder’s sole discretion, to convert at any time all or any portion of the Series A preferred shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments. The Series A preferred shares will be automatically converted into ordinary shares upon the closing of this offering. As the effective conversion price exceeded the fair value of ordinary shares on October 18, 2005, the commitment day, there was no beneficial conversion feature upon issuance of the Series A preferred shares.

Each Series B preferred share, if we consent in writing, are convertible into such number of ordinary shares as determined by dividing the Series B issue price by the Series B conversion price in effect at the time of conversion. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments.

The Series B preferred shares shall automatically convert into ordinary shares, at the applicable Series B conversion price, upon the earlier of (1) the closing of this offering and (2) the third anniversary of the Series B original issue date. In addition, there is a contingent conversion price adjustment based upon the price of this offering. See “Related Party Transactions—Private Placements” for a discussion of the Series B conversion price.

As the effective conversion price exceeded the fair value of ordinary shares on the commitment day of June 8, 2007, there was no beneficial conversion feature upon the issuance of the Series B preferred shares. The effect of the contingent price adjustment terms to the consideration of beneficial conversion feature will be assessed when the contingency is resolved.

Share-based Compensation

On July 2, 2007 and July 20, 2007, our board of directors granted a total of 7,725,000 share options to our executive officers, directors and employees. On July 20, 2007, our board of directors granted 340,000 share options to certain consultants. All of the options have an exercise price of US$2.00 per share with an incentive plan term of 10 years and vest over a three year period with one-twelfth of the options vesting each quarter from the date of the grant.

For the options granted to our executive officers, directors and employees, we have accounted for these options to employees in accordance with SFAS No.123(R)—Share-Based Payment by recognizing compensation expenses based on the grant-date fair value over the period during which the grantee is required to provide service in exchange for the award. For the options granted to consultants, we have accounted for these options in accordance with EITF 96-18—Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The compensation expenses relating to options granted to these consultants will be recognized entirely in July 2007 at the time the options were granted.

The fair value of the option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. The Black-Scholes model is one of the most commonly used models that meet the criteria required by SFAS No.123(R) in estimating fair value of employee share options.

	Options Granted on July 2, 2007		Options Granted on July 20, 2007
Fair value of ordinary shares	US$	1.92	US$	1.92

Risk-free interest rate		5.48%		5.57%
Expected life range (number of years)		5.81		5.81
Expected dividend yield		0%		0%
Expected volatility		40.90%		40.70%
Fair value of awarded options		$0.897		$0.897

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of China International Bond denominated in US dollars as of the valuation date. The expected life of options represents the period of time the granted options are expected to be outstanding. As we did not grant options before, no historical exercising pattern could be followed in estimating the expected life. Therefore, the expected life is estimated as the average of the contractual term and the vesting period. The employees that were granted the share options are expected to exhibit similar behavior. As we expected to grow the business with internally generated cash, we do not expect to pay dividend in the foreseeable future. Because we do not maintain an internal market for our shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar business.

In determining the fair value of ordinary shares, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Specifically, paragraph 16 of the Practice Aid indicates a hierarchy in deciding on the type of valuation to perform and the valuation specialist to use. We have followed the “level A” recommendation of the Practice Aid by establishing the fair value of the shares in contemporaneous valuation by an independent appraiser.

We have engaged American Appraisal China Limited, or AA, an independent appraiser, to assist in our determination of the fair value of our ordinary shares and the fair value of options granted in July 2007.

Determining the fair value of ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

AA used a combination of the income approach and the market approach to assess the fair value of our ordinary shares on a contemporaneous basis.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts developed by us. The assumptions used in deriving the earnings forecasts are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions form economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rate.

Under the market approach, different value measures and market multiples of comparable companies are calculated and analyzed to induce a series of multiples that are considered representative of the industry average. The market multiples are then adjusted based on a comparison of our growth rate, business risk and profitability with those of the comparable companies. Thereafter, the adjusted multiples were applied to our performance indicators, and discounted for lack of marketability, to determine value of our company that is on a minority and freely-traded basis.

The major assumptions used in calculating the fair value of our ordinary shares include:

•	Weighting of DCF and market multiples. AA assigned a 60% weight to the DCF approach and 40% weight to the market multiple approach.

•	Weighted average cost of capital, or WACC. WACC of 16% was used.

•	Comparable companies. In deriving discount rate and market multiples, certain publicly traded companies were selected for reference as our guideline companies.

•

Capital market valuation multiples. AA obtained and assessed updated capital market data of the selected comparable companies and used multiples of enterprise value to revenue, or EV/Revenue and enterprise value to EBITDA, or EV/EBITDA for its valuations.

•

Discount for lack of marketability, or DLOM. AA quantified DLOM using the Black-Scholes option-pricing model. This method treats the right to sell a company’s shares freely before a liquidity event as a put option. The farther the valuation date is from an expected liquidation event, the higher the put option value and thus the higher the implied DLOM. DLOM of 5% was used in our valuations.

AA used the option-pricing method with consideration of probability of a successful initial public offering to allocate equity value to the preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated probability of achieving an initial public offering, and estimates of the volatility of our equity securities. We assume an equal probability of achieving an initial public offering and not achieving as of the valuation date considering the uncertainty in the process of an initial public offering. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. AA estimated the volatility of our shares based on historical volatility of comparable companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

For the 7,725,000 options granted to our executive officers, directors and employees on July 2, 2007 and July 20, 2007 and based on the fair value of the awarded options, there were US$4,127,000 and US$2,804,000, respectively, of total unrecognized compensation expenses and such compensation expenses will be recognized as expenses over the vesting period of three years from the respective grant dates. For the 340,000 options granted to our consultants, the compensation expense was US$305,000 which will be recognized in July 2007 as the consultants are not obligated to provide services to us in the future.

We have also incurred a one-time share-based compensation charge in the amount of US$17.5 million in connection with the transfer of 5,000,000 ordinary shares in September 2007 by a principal shareholder of our company to Mr. Herman Man Guo in recognition of his service as our chairman and chief executive officer. See “Related Party Transactions—Private Placements—Series A Preferred Shares.” We determined the fair value of our ordinary shares as of the date of the share transfer based on the then estimated preliminary valuation of our company in connection with this offering. This charge is included in our general and administrative expenses for the three months ended September 30, 2007.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for the period from August 7, 2005 to December 31, 2005 and for the year ended December 31, 2006, noted two material weaknesses and other control deficiencies in our internal control over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control over financial reporting. The material weaknesses observed were: (1) inadequate senior financial and accounting resources with good understanding of U.S. GAAP and SEC financial reporting requirements; and (2) our lack of detailed financial closing and reporting policies and procedures.

Following the identification of the material weaknesses and other control deficiencies, we undertook certain remedial steps to address them. In March 2007, we appointed our chief financial officer, who has extensive financial reporting experience, to lead our company’s accounting and financial reporting department. We also hired additional accounting personnel, trained our new and existing accounting staff, and hired a third-party consultant to assist us in improving our internal control procedures. However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting that might have been identified, had we performed a formal assessment of our internal controls over financial reporting.

We plan to take additional initiatives to improve our internal control over financial reporting and disclosure controls, including (1) hiring additional senior accounting personnel who have a strong understanding of U.S. GAAP and SEC reporting requirements; (2) providing additional accounting and financial reporting training for our new and existing personnel; (3) reviewing for approval on all journal entries; (4) cross-checking by senior accountants for all general ledger accounts; and (5) preparing fluctuation analysis for management review. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business—We and our independent registered public accounting firm have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to remediate these control deficiencies and fail to achieve and maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our financial statements.”

Taxation

Under the current laws of the Cayman Islands, we are not subject to tax on its income or capital gains. In addition, payments of dividends by us are not subject to withholding tax in the Cayman Islands.

PRC Enterprise Income Tax

Pursuant to the applicable PRC tax laws, companies established in China are generally subject to a state and local enterprise income tax, or EIT, at statutory rates of 30% and 3%, respectively. In addition, an enterprise qualified as a “high and new technology enterprise” and located in a “national high-tech development zone” is entitled to a preferential EIT rate of 15% and an exemption from the EIT for its first two profitable years, and a 50% reduction of its applicable EIT rate for the succeeding three years. In addition, an enterprise qualified as a “high and new technology enterprise” located in the Beijing New Technology Industry Development Zone is entitled to a preferential EIT rate of 15% and will enjoy an exemption from the EIT for the first three years of its establishment and a 50% reduction of the EIT for the succeeding three years. The qualification of “high and new technology enterprise” is subject to an annual or biennial evaluation by the relevant government authority in China.

AM Technology, which is registered and operates in the Beijing New Technology Industry Development Zone, is qualified as a “high and new technology enterprise” and thus has been entitled to a preferential income tax rate of 15%. In addition, AM Technology is exempt from EIT from 2006 to 2008 and is entitled to a preferential EIT of 7.5% from 2009 to 2011.

Shengshi Lianhe, Shenzhen AM and AirTV United are subject to EIT at the rate of 33%. AM Advertising was granted a tax exemption from 2006 to 2007 by the local tax authority in Beijing.

On March 16, 2007, the National People’s Congress adopted the new PRC tax law, which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting a unified income tax rate of 25% for most enterprises. We have applied the newly enacted tax rate in calculating the deferred tax assets and liabilities for the six months ended June 30, 2007. In accordance with the new PRC tax law, the existing preferential tax treatments granted to AM Technology because it qualifies as a “high and new technology enterprise” may continue as long as AM

Technology qualifies as a “high and new technology enterprise supported by the state.” However, as the detailed implementation rules of the new PRC tax law have not yet been issued, it is unclear whether AM Technology can qualify as a “high and new technology enterprise supported by the state” after the new income tax law becomes effective. Under applicable accounting rules, until AM Technology receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which requires a gradual increase in rates over the five-year transition period. If AM Technology receives the approval, then its present net deferred tax balance will not be materially changed. The difference would be reflected in our consolidated statement of operations in the period during which the approval is received.

Furthermore, under the new PRC tax law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries established outside of China should be deemed as a resident enterprise, the Company and its subsidiaries established outside of China will be subject to PRC income tax at a rate of 25%. In addition, under the new PRC enterprise income tax law, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 20% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly owned subsidiary and the 100% shareholder of Shenzhen AM is incorporated, does not have such a tax treaty with China. AirMedia (China) Limited, the 100% shareholder of AM Technology, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). The new tax law provides, however, dividends distributed between qualified resident enterprises will be exempted. As the term “qualified resident enterprises” has not been defined and needs further clarification and interpretation, we cannot assure you that the dividends distributed by Shenzhen AM and AM Technology to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the EIT. See “Risk Factors—Risks Related to our Business—The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amounts and as percentages of net revenues. This information should be read together with our consolidated financial statements, including the related notes, that appear elsewhere in this prospectus. Our limited operating history makes it difficult to predict our future operating results. Therefore, our historical consolidated results of operations are not necessarily indicative of our results of operations you may expect for any future period.

	Period from August 7, 2005 to December 31, 2005			Year ended December 31, 2006			For the Six Months ended June 30,
							2006			2007
	(in thousands except percentages)
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	US$	887	65.8%	US$	10,502	58.6%	US$	4,083	60.5%	US$	10,560	66.5%
Digital TV screens on airplanes		405	30.0		4,868	27.1		1,636	24.2		4,403	27.7
Other displays		58	4.3		3,526	19.7		1,344	19.9		1,736	10.9

Total revenues		1,350	100.1		18,896	105.4		7,063	104.7		16,699	105.1
Business tax		(2)	(0.1)		(961)	(5.4)		(314)	(4.7)		(814)	(5.1)

Net revenues		1,348	100.0		17,935	100.0		6,749	100.0		15,885	100.0

Cost of revenues		(3,189)	(236.6)		(10,040)	(56.0)		(4,229)	(62.7)		(9,042)	(56.9)

Gross profit (loss)		(1,841)	(136.6)		7,895	44.0		2,520	37.3		6,843	43.1

Operating expenses:
Selling and marketing		(461)	(34.2)		(2,751)	(15.3)		(1,144)	(17.0)		(1,844)	(11.6)
General and administrative		(376)	(27.9)		(1,293)	(7.2)		(580)	(8.6)		(936)	(5.9)

Total operating expenses		(837)	(62.1)		(4,044)	(22.5)		(1,724)	(25.5)		(2,780)	(17.5)

(Loss) income from operations		(2,678)	—		3,851	21.5		796	11.8		4,063	25.6
Interest income		3	0.2		17	0.1		8	0.1		74	0.5

Minority interest		—	—		1	—		—	—		3	0.0
Income tax benefits		273	20.3		197	1.1		113	1.7		66	0.4

Net income (loss)	US$	(2,402)	(178.2)%	US$	4,066	22.7%	US$	917	13.6%	US$	4,016	25.3%

The following table presents selected operating data for the period from August 7, 2005 to December 31, 2005, the year ended December 31, 2006 and the six months ended June 30, 2006 and 2007, except for the numbers of airports, airlines and screens in our network, which were as of December 31, 2005 and 2006 and as of June 30, 2006 and 2007.

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
Selected Operating Data:
Digital TV screens in airports
Number of airports in operation		16		28		22		32
Number of screens in our network airports		1,184		1,562		1,387		1,822
Number of time slots available for sale(1)		14,800		42,800		20,960		35,967
Number of time slots sold(2)		1,139		14,409		5,651		12,797
Utilization rate(3)		7.7%		33.7%		27.0%		35.6%
Average advertising revenue per time slot sold(4)	US$	778	US$	729	US$	723	US$	825
Digital TV screens on airplanes
Number of airlines in operation		6		9		7		9
Number of screens on our network airplanes		11,201		16,015		11,525		16,015
Number of time slots available for sale(1)		224		1,356		606		864
Number of time slots sold(2)		27		568		180		385
Utilization rate(3)		12.3%		41.9%		29.7%		44.5%
Average advertising revenue per time slot sold(5)	US$	14,745	US$	8,572	US$	9,093	US$	11,444

Notes: (1)	We define a time slot as a 30-second equivalent advertising time unit which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on all the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots of each for our network airlines.
(2)	Number of time slots sold refers to the number of 30-second equivalent advertising time units sold during the period presented.
(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(4)	Average advertising revenue per time slot sold for digital TV screens in airports is calculated by dividing our revenues derived from digital TV screens in airports by the number of time slots sold for digital TV screens in airports.
(5)	Average advertising revenue per time slot sold for digital TV screens on airplanes is calculated by dividing our revenues derived from digital TV screens on airplanes by the number of time slots sold for digital TV screens on airplanes.

We do not believe that our results of operations for the period from August 7, 2005, the date we commenced operations, to December 31, 2005 is directly comparable to our results of operations for the full year 2006. The primary reason for the significant increases in revenues, net income and costs and expenses from 2005 to 2006 are primarily attributable to the significant increases in our operational results, which are reflected in the table above, and the start-up nature of our business in the approximately four month period in 2005. As a result, no such comparison of these two periods is presented in the following paragraphs and the results of operations for these two periods are discussed separately.

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006.

Net Revenues.    Our net revenues increased substantially from US$6.7 million for the six months ended June 30, 2006 to US$15.9 million for the six months ended June 30, 2007. The increase was due primarily to (1) a significant increase in revenues generated from the sale of advertising time slots of our digital TV screens in airports from US$4.1 million for the six months ended June 30, 2006 to US$10.6 million for the six months ended June 30, 2007, and (2) an increase in revenues generated from the sale of advertising times slots of the digital TV screens on airplanes from US$1.6 million for the six months ended June 30, 2006 to US$4.4 million for the six months ended June 30, 2007.

The increases were due in large part to the expansion of our network coverage from 22 airports and seven airlines as of June 30, 2006 to 32 airports and nine airlines as of June 30, 2007, respectively. In addition, in the beginning of 2007 we increased the length of our advertising cycle in airports from 20 minutes per hour of our programs to 25 minutes per hour. As a result of the greater breadth of our network coverage and the longer advertising cycle, the number of advertising time slots available for sale in airports increased from 20,960 in the six months ended June 30, 2006 to 35,967 in the six months ended June 30, 2007. The number of advertising time slots available for sale on airlines increased from 606 in the six months ended June 30, 2006 to 864 in the six months ended June 30, 2007.

The number of time slots sold for airports increased from 5,651 in the six months ended June 30, 2006 to 12,797 in the six months ended June 30, 2007. For airlines, the number of time slots sold increased from 180 in the six months ended June 30, 2006 to 385 in the six months ended June 30, 2007. The increases were due to (1) the growing acceptance of the emerging air travel digital advertising, (2) our rapid build-up of our brand and reputation among advertising clients, and (3) the increase in the number of network airports and airlines in which we operated. As a result, our utilization rates increased from 27.0% to 35.6% for airports in the six months ended June 30, 2006 to the six months ended June 30, 2007, respectively, and from 29.7% to 44.5% for airlines for those same periods.

In addition, average selling prices per time slot sold increased for both airports and airlines due in part to our increase of list prices for our advertising time slots in the six months ended June 30, 2007. The average selling price per time slot sold for our network airports increased from US$723 to US$825 for the six months ended June 30, 2006 and 2007, respectively. For network airlines, the average selling price per time slot sold increased from US$9,093 to US$11,444 for those periods.

Cost of Revenues.    Our cost of revenues increased from US$4.2 million for the six months ended June 30, 2006 to US$9.0 million for the six months ended June 30, 2007. The increase was primarily due to (1) an increase in concession fees from US$3.1 million for the six months ended June 30, 2006 to US$5.5 million for the six months ended June 30, 2007, and (2) an increase in agency fees paid to third-party agencies from US$0.9 million for the six months ended June 30, 2006 to US$2.7 million for the six months ended June 30, 2007. Our cost of revenues as a percentage of our total net revenues decreased from 62.7% for the six months ended June 30, 2006 to 56.9% for the six months ended June 30, 2007.

The increase in concession fees was due primarily to the significant increase in the number of concession rights contracts that we had, from 50 as of June 30, 2006 to 101 as of June 30, 2007, and the higher fee amounts that we incurred in the six months ended June 30, 2007 after the renewal of certain existing concession rights contracts. The increase in third-party agency fees we paid was due to the increase in the number of agencies that we used and in the number of customers that these third-party agencies helped us source as we sought to grow our business to fill a larger number of time slots available for sale and at higher prices.

Operating Expenses.    Our operating expenses increased by 61.3% from US$1.7 million for the first six months of 2006 to US$2.8 million for the six months of 2007. Operating expenses as a percentage of our total net revenues decreased from 25.5% for the six months ended June 30, 2006 to 17.5% for the six months ended June 30, 2007.

•

Selling and marketing expenses.    Our selling and marketing expenses increased from US$1.1 million for the six months ended June 30, 2006 to US$1.8 million for the six months ended June 30, 2007, primarily due to an increase of US$0.3 million in salaries and benefits for our sales and marketing personnel as we grew our sales staff, an increase of US$0.2 million in office and utility expenses related to our sales and marketing activities, and an increase of US$0.2 million in travel expenses incurred by our sales and marketing personnel.

•

General and administrative expenses.    Our general and administrative expenses increased from US$0.6 million for the six months ended June 30, 2006 to US$0.9 million for the six months ended June 30, 2007, primarily due to an increase of US$0.1 million in salaries and benefits for our administrative personnel as our operations have grown and an increase of approximately US$70,000 in professional fees between these two periods.

Income from Operations.    As a result of the foregoing, we generated income from operations of US$4.1 million for the six months ended June 30, 2007 compared to US$0.8 million for the six months ended June 30, 2006.

Net Income.    As a result of the foregoing, we achieved net income of US$4.0 million for the six months ended June 30, 2007, as compared to US$0.9 million for the six months ended June 30, 2006.

Our Consolidated Results of Operations for the Year Ended December 31, 2006.

Net Revenues.    We had net revenues of $17.9 million in 2006 from the sale of advertising time slots on our air travel digital media network, including US$10.5 million from the sale of advertising time slots of our digital TV screens in airports, US$4.9 million from the sale of advertising time slots of our digital TV screens on airplanes, US$3.5 million from the sale of advertising time slots of our other displays and net of US$1.0 million of business taxes and other sales taxes.

Cost of Revenues.    Our total cost of revenues of US$10.0 million in 2006 primarily consisted of US$6.8 million in concession fees paid to place and operate our digital TV screens and to place our programs on their digital TV screens, US$2.4 million in agency fees that we paid to third-party agencies, and US$0.8 million in other cost of revenues.

Operating Expenses.    Our total operating expenses of US$4.0 million in 2006 consisted of US$2.7 million in selling and marketing expenses and US$1.3 million in general and administrative expenses.

•

Selling and marketing expenses. Our US$2.7 million selling and marketing expenses primarily consisted of US$1.2 million in salaries and benefits for our sales and marketing personnel, US$0.9 million associated with the promotion and advertisement of our advertising services and US$0.6 million in office and utility expenses related to our sales and marketing activities;

•

General and administrative expenses. Our US$1.3 million in general and administrative expenses primarily consisted of US$0.7 million in office and utility expenses, US$0.2 million in salaries and benefits for general management, finance and administrative personnel and other expenses related to our general and administrative functions.

Income from Operations.    As a result of the foregoing, we generated income from operations of US$3.9 million in 2006.

Income Taxes.    In 2006, we recorded US$0.2 million of income tax benefits as a result of the recognition of certain deferred tax assets that we believe can be realized in the future.

Net Income.    As a result of the foregoing, we had net income of US$4.1 million in 2006.

Our Consolidated Results of Operations for the Period from August 7, 2005 to December 31, 2005

Net Revenues.    We had net revenues of US$1.4 million for the period from August 7, 2005 to December 31, 2005 from the sale of advertising time slots on our air travel digital media network, including US$0.9 million from the sale of advertising time slots of our digital TV screens in airports, US$0.4 million from the sale of advertising time slots of our digital TV screens on airplanes and US$0.1 million from the sale of advertising time slots of our other displays.

Cost of Revenues.    Our total cost of revenues of US$3.2 million for the period from August 7, 2005 to December 31, 2005 primarily consisted of US$2.2 million in concession fees paid to place and operate our digital TV screens and to place our programs on their digital TV screens, US$0.5 million in agency fees that we paid to third-party agencies and US$0.4 million in airport display equipment depreciation.

Operating Expenses.    Our total operating expenses of US$0.8 million for the period from August 7, 2005 to December 31, 2005 consisted of US$0.4 million in selling and marketing expenses and US$0.4 million in general and administrative expenses.

•

Selling and marketing expenses.    Our US$0.4 million in selling and marketing expenses primarily consisted of US$0.2 million salaries and benefits for our sales and marketing personnel and US$0.2 million associated with the promotion and advertisement of our advertising services;

•	General and administrative expenses. Our US$0.4 million in general and administrative expenses primarily consisted of US$0.2 million in office and utility expenses.

Loss from Operations.    As a result of the foregoing, we incurred a loss from operations of US$2.7 million for the period from August 7, 2005 to December 31, 2005.

Income taxes.    For the period from August 7, 2005 to December 31, 2005, we recorded US$0.3 million in income tax benefits as a result of the recognition of certain deferred tax assets that we believe can be realized in the future.

Net Loss.    As a result of the foregoing, we had net loss of US$2.4 million for the period from August 7, 2005 to December 31, 2005.

Our Selected Quarterly Results of Operations

The following tables present our selected unaudited quarterly results of operations for the six quarters in the period ended June 30, 2007 in absolute amounts and as a percentage of net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	For the Three Months ended
	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		March 31, 2007		June 30, 2007
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	US$	1,458	US$	2,625	US$	3,475	US$	2,944	US$	5,625	US$	4,935
Digital TV screens on airplanes		754		882		1,239		1,992		1,836		2,566
Other displays		437		907		958		1,225		769		968

Total revenues		2,649		4,414		5,672		6,161		8,230		8,469
Business tax and other sales tax		(107)		(207)		(296)		(351)		(395)		(419)

Net revenues		2,542		4,207		5,376		5,810		7,835		8,050

Cost of revenues		(1,916)		(2,313)		(2,863)		(2,948)		(4,470)		(4,572)

Gross profit		626		1,894		2,513		2,862		3,365		3,478

Operating expenses
Selling and marketing		(511)		(633)		(771)		(836)		(903)		(941)
General and administrative		(270)		(310)		(266)		(447)		(483)		(453)

Total operating expenses		(781)		(943)		(1,037)		(1,283)		(1,386)		(1,394)

Income (loss) from operations		(155)		951		1,476		1,579		1,979		2,084
Interest income		5		3		3		6		23		51
Income tax benefits (expenses)		81		32		27		57		(56)		122
Minority interest		—		—		—		1		1		2
Loss from equity accounted investment		—		—		—		—		(75)		(115)

Net income (loss)	US$	(69)	US$	986	US$	1,506	US$	1,643	US$	1,872	US$	2,144

	For the Three Months ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Consolidated Statements of Operations Data:
Revenues:
Digital TV screens in airports	57.4%	62.4%	64.6%	50.7%	71.8%	61.3%
Digital TV screens on airplanes	29.7	21.0	23.0	34.3	23.4	31.9
Other displays	17.2	21.6	17.8	21.1	9.8	12.0

Total revenues	104.2	104.9	105.5	106.0	105.0	105.2
Business tax and other sales tax	(4.2)	(4.9)	(5.5)	(6.0)	(5.0)	(5.2)

Net revenues	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues	(75.4)	(55.0)	(53.3)	(50.7)	(57.1)	(56.8)

Gross profit	24.6	45.0	46.7	49.3	42.9	43.2

Operating expenses
Selling and marketing	(20.1)	(15.0)	(14.3)	(14.4)	(11.5)	(11.7)
General and administrative	(10.6)	(7.4)	(4.9)	(7.7)	(6.2)	(5.6)

Total operating expenses	(30.7)	(22.4)	(19.3)	(22.1)	(17.7)	(17.3)

Income (loss) from operations	(6.1)	22.6	27.5	27.2	25.3	25.9
Interest income	0.2	0.1	0.1	0.1	0.3	0.6
Income tax benefits (expenses)	3.2	0.8	0.5	1.0	(0.7)	1.5
Minority interest	—	—	—	—	—	—
Loss from equity accounted investment	—	—	—	—	(1.0)	(1.4)

Net income (loss)	(2.7)%	23.4%	28.0%	28.3%	23.9%	26.6%

Our total revenues have increased in each of the six quarters leading up to and including the quarter ended June 30, 2007. The growth of our quarterly revenues was due primarily to increased acceptance of air travel advertising and the addition of airports and airlines into our network and digital TV screens that we operated and on which we placed advertising programs, which resulted in more time slots available for sale. The average selling prices of the time slots on our network have generally increased as well, due in part to our expanded network coverage and increased acceptance of air travel digital advertising.

The fluctuations in advertising spending and the utilization rates and average selling prices of our advertising time slots have affected, and are likely to continue to affect, our quarterly results of operations. For certain product promotions and subject to internal budget and advertising spending plans, our advertising clients may choose to purchase a large number of advertising time slots in certain quarters and scale back their advertising campaigns in subsequent quarters. For example, we sold a large number of advertising time slots to several major customers on our digital TV screens in airports in the first quarter of 2007, resulting in a significant increase in revenue from the fourth quarter of 2006 and a slight decrease in revenues in the second quarter of 2007 from digital TV screens in airports. Similarly, we sold a large number of advertising time slots to several major customers on our digital TV screens on airlines in the fourth quarter of 2006, resulting in a significant increase in revenues from the third quarter of 2006 and a slight decrease in revenues in the first quarter of 2007 from digital TV screens on airlines.

We may experience seasonality effects in the future due to the seasonality of air travel and advertising spending in China. Other factors that may cause our quarterly operating results to fluctuate include any economic downturn in China and potential changes to the regulation of the advertising industry in China, both of which are discussed elsewhere in this prospectus.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through internally generated cash and the sale of preferred shares in private placements. As of June 30, 2007, we had approximately US$41.7 million in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entities in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. See “Corporate Structure.”

Our principal uses of cash primarily include capital expenditures, contractual concession fees and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. However, we may use additional cash to fund strategic acquisitions, although we are not currently negotiating any material acquisitions.

We expect to incur, by the end of 2008, approximately US$20.0 million to fund capital expenditures, including purchases of additional digital TV screens and associated equipment, digital frames and other digital products for our network, approximately US$55.7 million to fund the prepayments under our concession rights contracts entered into prior to September 30, 2007 and approximately US$1.2 million of rent under our operating lease. In addition, our contractual obligations and commitments as of September 30, 2007 require us to pay a total of approximately US$44.3 million to fund the prepayments under our concession rights contracts from 2009 until 2015 and a total of approximately US$0.9 million rent under our operating leases from 2009 until 2010. We believe that our existing cash resources plus the anticipated cash flow from operations will be sufficient to meet our current cash needs until the end of 2008. However, our capital expenditures and cash needs through 2008 are based on current estimates only and the actual amounts that we incur may vary if we change our business plans or for reasons beyond our control.

We expect that our accounts receivable, one of the principal components of our current assets, will continue to increase as we continue to increase sales to customers. Accounts receivable, net of allowance for doubtful accounts, were US$1.0 million, US$5.3 million and US$8.5 million as of December 31, 2005 and 2006 and June 30, 2007, respectively. Our accounts receivable consist of billed receivable and unbilled receivable. Unbilled receivable represents amounts earned under certain sales contracts that are still in progress but not billable as of the respective balance sheet dates. We recognize revenues ratably over the performance period for which advertisements are displayed. There is typically a lag between the time we recognize revenues and the time we bill our customers according to the payment terms of the sales contracts.

Unbilled receivable increased significantly from US$0.4 million as of December 31, 2005 to US$4.2 million as of December 31, 2006, primarily as a result of the significant increase in our sales in the full year of 2006 as compared with the approximately five-month period in 2005 since our inception in August 2005. Unbilled receivable increased further to US$4.4 million as of June 30, 2007 primarily as a result of our increased sales. We have negotiated, and will continue to negotiate, more favorable payment terms in our sales contracts as we further expand our digital media network. For example, the ratio of unbilled receivable to billed receivable was 1.05 to 1 as of June 30, 2007, a significant decrease from the 3.95 to 1 ratio as of December 31, 2006. We expect to bill and collect substantially all of these unbilled amounts within twelve months of the respective balance sheet dates.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the period from August 7, 2005 to December 31, 2005, in 2006 and for the six months ended June 30, 2006 and 2007:

	Period from August 7, 2005 to December 31, 2005		Year ended December 31, 2006		For the Six Months ended June 30,
					2006		2007
	(in thousands)
Net cash (used in) provided by operating activities	US$	(3,277)	US$	2,020	US$	806	US$	1,523
Net cash used in investing activities		(762)		(5,346)		(3,478)		(3,953)
Net cash provided by financing activities		6,984		2,285		1,385		41,982
Net increase (decrease) in cash		2,952		(866)		(1,193)		39,614
Effect of exchange rate changes on cash		7		175		94		62
Cash at the beginning of the period		—		2,952		2,952		2,086
Cash at the end of the period		2,952		2,086		1,759		41,700

Operating Activities

Net cash provided by operating activities was US$1.5 million in the first half of 2007. This was primarily attributable to (1) our net income of US$4.0 million from the operation of our advertising networks, (2) an increase of US$1.9 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage and increased number of concession rights contracts, and (3) an increase of US$0.5 million in deferred revenues derived from prepayment by customers due to our increased sales. The foregoing was partly offset by (1) an increase of US$3.0 million in accounts receivable from our customers due to our increased sales, (2) an increase of US$1.2 million in other current assets primarily attributable to advance payments to our employees, and (3) an increase of US$0.6 million in long term-deposits primarily as security for office rental deposits.

We had cash provided by operating activities of US$2.0 million in 2006. This was primarily attributable to (1) our net income of US$4.1 million generated from the operation of our advertising networks, (2) an increase of US$1.8 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage, and (3) an increase of US$1.0 million in deferred revenues derived from prepayment by customers due to our increased sales. The foregoing was partly offset by (1) an increase of US$4.5 million in accounts receivable from our customers due to our increased sales, and (2) an increase of US$1.1 million in other current assets primarily attributable to our prepayment of agency fees to third-party agencies and advance payments to our employees.

We used US$3.3 million cash for operating activities for the period from August 7, 2005 to December 31, 2005. This was primarily attributable to (1) our net loss of US$2.4 million, (2) an increase of US$1.0 million in accounts receivable from our customers due to our increased sales, and (3) an increase of US$0.6 million in long term deposits as security deposits for our concession fees. The foregoing was partly offset by an increase of US$0.8 million in accounts payable primarily consisting of the concession fees payable under our concession rights contracts for our digital TV screens or programs due to the expansion of our network coverage.

Investing Activities

Net cash used in investing activities amounted to US$4.0 million for the six months ended June 30, 2007, mainly as a result of (1) our purchases of equipment, primarily digital TV screens, for US$2.1 million, and (2) the final US$1.2 million payment to acquire a 75% equity interest in AirTV United. The initial US$2.0 million payment of the total consideration of US$3.3 million for the 75% equity interest was paid in 2006. We also used $0.6 million for a long-term investment in connection with our acquisition of a 51% equity interest in Beijing Aiyike.

Net cash used in investing activities in 2006 amounted to US$5.3 million, mainly as a result of our purchases of equipment, primarily digital TV screens, for US$3.3 million and the purchase of intangible assets, primarily to acquire a 75% equity interest in AirTV United, for an initial US$2.0 million payment out of total consideration of US$3.3 million, the balance of which was recorded as amount due to a related party as of December 31, 2006.

Net cash used in investing activities in the period from August 7, 2005 to December 31, 2005 amounted to US$0.8 million, as a result of our equipment purchases, primarily digital TV screens, office equipment and vehicles, for US$0.8 million.

Financing Activities

Net cash provided by financing activities amounted to US$42.0 million for the six months ended June 30, 2007, mainly as a result of (1) the US$39.0 million of net proceeds from our Series B preferred share placement in June 2007, and (2) the final drawdown of US$2.9 million of the total US$12.0 million proceeds from our Series A preferred share placements.

Net cash provided by financing activities in 2006 amounted to US$2.3 million, mainly as a result of US$3.1 million of proceeds from our Series A preferred share placements, partly offset by our repayment of note payable of US$0.8 million.

Net cash provided by financing activities in the period from August 7, 2005 to December 31, 2005 amounted to US$7.0 million, mainly as a result of an initial drawdown of US$6.0 million out of the US$12.0 million proceeds from our Series A preferred share placements, proceeds of US$0.8 million from note payables to two unrelated individuals and proceeds of US$0.2 million from shareholders loans.

Contractual Obligations and Commercial Commitments

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2009 and are renewable upon negotiation. In addition, the contract terms of our concession rights contracts are usually three to five years. Most of these concession rights expire through 2011 and are renewable upon negotiation. The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment Due by Year Ending
	Total		2007		2008		2009		2010		2011 and thereafter
	(in thousands)
Operating lease agreements	US$	2,508	US$	937	US$	935	US$	445	US$	191	US$	—
Concession rights contracts		38,423		11,228		11,050		8,658		4,987		2,500

Total	US$	40,931	US$	12,165	US$	11,985	US$	9,103	US$	5,178	US$	2,500

Other than the obligations set forth above, we did not have any long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2006.

As of September 30, 2007, we were contractually obligated to pay US$100.0 million under our concession rights contracts. The significant increase in our contractual payment obligations compared to December 31, 2006 was due to the new concession rights contracts we entered into in 2007, including our September 2007 contracts for the operation of digital TV screens and digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport.

Capital Expenditures

We incurred capital expenditures of US$1.3 million, US$7.4 million and US$2.1 million for the period from August 7, 2005 to December 31, 2005, in 2006 and for the six months ended June 30, 2007, respectively. Our capital expenditures were made primarily to purchase digital TV screens, digital frames and associated equipment for our network. We also periodically exchange advertising time slots with other entities for digital TV screens, other equipment and office rental through barter transactions.

We expect to incur capital expenditures of approximately US$8.0 million in 2007 primarily to purchase additional digital TV screens and associated equipment and upgrade our light box displays to digital frames and install additional digital frames.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk    Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk     Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and affiliate entities are denominated in RMB. Substantially all of our sales contracts are denominated in RMB and substantially all of our costs and expenses are denominated in RMB. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the RMB because the value of the business of our operating subsidiaries and entities is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the RMB could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 8.0% appreciation of the RMB against the U.S. dollar as of June 30, 2007. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. This statement defines fair value, establishes a framework of measuring fair value, and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on our financial statements.

CORPORATE STRUCTURE

Corporate History and Structure

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries, VIEs and the VIEs’ subsidiaries in China. We commenced operations in August 2005 in China through Shengshi Lianhe, a consolidated variable interest entity of our principal subsidiary, AirMedia Technology (Beijing) Co., Ltd., or AM Technology. We established another wholly-owned subsidiary, Shenzhen AirMedia Information Technology Co., Ltd., or Shenzhen AM, in June 2006 in China. In order to facilitate foreign investment in our company, we established an offshore holding company, Broad Cosmos Enterprises Limited, or Broad Cosmos, as a company registered in the British Virgin Islands in June 2006. To prepare for this offering, we incorporated AirMedia Group Inc. in the Cayman Islands in April 2007 as our listing vehicle and as our holding company, followed by a share exchange between AirMedia Group Inc. and Broad Cosmos. As a result of the share exchange, AirMedia Group Inc. acquired 100% of the equity interests in Broad Cosmos, which in turn holds 100% of the equity interests in AM Technology and Shenzhen AM.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Notes: (1)	Shengshi Lianhe is 49.83% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 37.60% by Zhenyu Wang, our director who holds the equity on behalf of CDH, 7.45% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 5.12% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.
(2)	AM Advertising is 83.80% owned by Shengshi Lianhe, 8.07% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 6.09% owned by Zhenyu Wang, our director who holds the equity on behalf of CDH, 1.21% owned by Qing Xu, our director and an ultimate owner of our ordinary shares and 0.83% owned by Xiaoya Zhang, our president, director and an ultimate owner of our ordinary shares.
(3)	AirMedia UC is 51.13% owned by Herman Man Guo, our founder, chairman, chief executive officer and an ultimate owner of our ordinary shares, 38.22% owned by Zhenyu Wang, our director who holds the equity on behalf of CDH and 10.65% owned by Qing Xu, our director and an ultimate owner of our ordinary shares. AirMedia UC became a consolidated variable interest entity in 2007.

Contractual Arrangements

Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the PRC regulations allowing 100% foreign ownership of a PRC advertising company any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, AM Technology and Shenzhen AM, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China.

Our advertising business is currently provided through contractual arrangements with our variable interest entities in China, principally AM Advertising, Shengshi Lianhe and AirMedia UC. AM Advertising is owned by Shengshi Lianhe and four PRC citizens, Herman Man Guo, Qing Xu, Xiaoya Zhang and Zhenyu Wang. Shengshi Lianhe is owned by four PRC citizens, Herman Man Guo, Qing Xu, Xiaoya Zhang and Zhenyu Wang. AirMedia UC is owned by three PRC citizens, Herman Man Guo, Qing Xu and Zhenyu Wang. Our variable interest entities are the major companies through which we provide advertising services in China.

Our variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We have been and are expected to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries, as described below. AM Technology has entered into contractual arrangements with our variable interest entities, which enable us to:

•	exercise effective control over our variable interest entities;

•	receive substantially all of the economic benefits from our variable interest entities; and

•	have an exclusive option to purchase all of the equity interests in our variable interest entities.

Technology Support and Service Agreements.    Pursuant to the technology support and service agreements between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, and AirMedia UC and AM Technology, respectively, AM Technology has the exclusive right to provide to AM Advertising, Shengshi Lianhe and AirMedia UC technology consulting services, including research and development of technologies related to AM Advertising, Shengshi Lianhe and AirMedia UC’s operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services. AM Technology owns the intellectual property rights developed in the performance of these agreements. AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology annual service fees in an amount determined by each of the parties in July of each year based on the number and experience of the technical service personnel, technologies used, time spent, contents and value of the technical services provided by AM Technology as well as the connection of the technical services provided with AM Advertising, Shengshi Lianhe and AirMedia UC’s gross revenues. These annual services fees are prorated into four quarters and due within 15 days before the end of each quarter. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made in the twenty-days prior to the renewal of the term.

Technology Development Agreements.    Pursuant to the technology development agreements between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, and AirMedia UC and AM Technology, respectively, AM Advertising, Shengshi Lianhe and AirMedia UC exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology annual service fees in an amount determined by each of the parties in July of each year based on the number and experience of the technical service personnel, technologies used, time spent, content and value of the technical services provided by AM Technology as well as the connection of the technical services provided with AM Advertising, Shengshi Lianhe and AirMedia UC’s gross revenues. These annual services fees are prorated into four quarters and due within 15 days before the end of each quarter. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made within twenty-days prior to the renewal of the term.

Call Option Agreements.    Under the call option agreements among AM Advertising, AM Technology, and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology, and the shareholders of Shengshi Lianhe, and among AirMedia UC, AM Technology and the shareholders of AirMedia UC respectively, the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC irrevocably granted AM Technology or its designated third party an exclusive and irrevocable right to purchase from AM Advertising, Shengshi Lianhe or AirMedia UC’s shareholders, as the case may be, to the extent permitted under PRC law, all of the equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. AM Technology agreed to provide a guarantee for AM Advertising, Shengshi Lianhe or AirMedia UC’s performance of their obligations under any contracts or agreements relating to their business operations and committed to provide loans to support the business development needs of AM Advertising, Shengshi Lianhe or AirMedia UC or when AM Advertising, Shengshi Lianhe or AirMedia UC suffers any operating difficulties. No such guarantee or loan has been provided as of the date of this prospectus.

Equity Pledge Agreements.    Under the equity pledge agreements among AM Advertising, AM Technology and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe and among AirMedia UC, AM Technology and the shareholders of AirMedia UC, respectively, the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC pledged all of their equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, to AM Technology to guarantee AM Advertising, Shengshi Lianhe or AirMedia UC’s performance of its obligations under the technology support and service agreements and the technology development agreements. AM Technology has the right to receive dividends from the shares pledged by the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC.

Authorization Letters.    Each shareholder of AM Advertising, Shengshi Lianhe and AirMedia UC has executed an authorization letter to authorize AM Technology to exercise certain of its rights as shareholder of AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, including voting rights, the rights to enter into legal documents to transfer any or all of its equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, and the rights to designate the general manager of AM Advertising, Shengshi Lianhe and AirMedia UC in the shareholder meetings. Such authorization letters will remain effective during the respective operating periods of AM Advertising, Shengshi Lianhe and AirMedia UC.

BUSINESS

Overview

We operate the largest digital media network in China dedicated to air travel advertising. We operate over 95% of the digital TV screens that display advertisements in the 15 largest airports in China, according to the Sinomonitor report. The advertising portion of our programs accounts for over 80% of the total length of the advertisements played on the digital TV screens for each of the three largest airlines in China. We operate over 2,000 digital TV screens in airports and place our programs on over 16,000 digital TV screens on airplanes. Due to PRC regulatory restrictions on foreign ownership of advertising businesses in China, we operate our advertising business through our consolidated variable interest entities and their subsidiaries in China. We have a series of contractual arrangements with these variable interest entities and their record owners that enable us to effectively control and derive substantially all of the economic benefits from these variable interest entities.

We currently have contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China. Our digital TV screens are currently located in 37 airports in China, including the five largest airports, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport. We plan to gradually roll out our operations in the additional 15 airports where we have contractual concession rights to operate digital TV screens. In addition, we have contractual concession rights to place our programs on the routes operated by nine airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China.

We also offer advertisers other media platforms in airports, such as digital frames, light box displays, 360-degree LED displays and 3D displays. We are in the process of upgrading our light box displays into digital frames and intend to significantly expand the number of digital frames in our network. For example, we recently obtained contractual concession rights to operate over 320 digital TV screens and over 440 digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport and intend to install these digital TV screens and digital frames by the end of 2007. We also plan to introduce other new media platforms to expand our ability to target air travelers.

Air travel advertising in China has experienced significant growth in recent years as a result of growth in China’s advertising market and air travel sector. By focusing on air travel advertising, we enable our advertising clients to target air travelers in China, who we believe are an attractive demographic for advertisers due to their higher-than-average disposable income. We strategically place our digital TV screens and other displays in high-traffic locations of airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. In addition, the digital TV screens on our network airplanes are located in highly visible locations in passenger compartments and on the back of passenger seats. Our combined coverage in airports and on airplanes enables our programs to attract air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.

We combine advertising content with non-advertising content, such as news, weather, sports and comedy clips, in our digital TV screen programs. We have agreements to show documentary clips provided by CCTV, in airports and on airplanes. We also obtain program clips such as “Just For Laughs” and “Globe Trekker” from other third-party content providers. We believe this makes air travelers more receptive to the advertisements included in our programs and ultimately makes our programs more effective for our advertising clients. Our standard programs in airports currently include 25 minutes of advertising content during each hour of programming and are shown for approximately 16 hours per day. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content.

We derive revenues principally by selling advertising time slots on our network to our advertising clients, including both direct advertisers and advertising agencies. Since commencing operations in August 2005 to June

30, 2007, a total of 240 advertising clients have purchased advertising time slots on our network. Our advertisers consist of international and domestic brands. Our top advertisers for 2006 and the six months ended June 30, 2007 combined included Audi, China Mobile, China Unicom, Dongfeng-Citroen, Great Wall Wine, Haier, Hitachi, Lenovo, Lexus, LG, Mengniu Dairy, Nokia, Samsung and Shanghai Volkswagen, which collectively accounted for over 50.0% and 45.0% of our revenues for 2006 and the six months ended June 30, 2007, respectively.

We have grown rapidly since we commenced operations. The number of airports and airlines in which we operated and the number of digital TV screens operating in our network increased from 16, six and 12,385 as of December 31, 2005 to 32, nine and 17,837 as of June 30, 2007, respectively. For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, we incurred a net loss of US$2.4 million. For 2006, we generated net revenues of US$17.9 million and achieved a net income of US$4.1 million. For the six months ended June 30, 2007, our net revenues increased to US$15.9 million from US$6.7 million for the same period in 2006 and our net income increased to US$4.0 million from US$0.9 million for the same period in 2006.

Industry Background

Air travel advertising in China is a relatively new advertising market. The development of the air travel advertising industry is driven by growth in China’s advertising market and the air travel sector.

China’s Advertising Market

The advertising market in China has the following characteristics:

•

One of the Largest and Fastest Growing Advertising Markets.    Advertising spending in China totaled RMB84.3 billion (US$10.6 billion) in 2005 according to ZenithOptimedia’s October 2007 Advertising Expenditure Forecasts Report, making it the largest advertising market in Asia excluding Japan. According to ZenithOptimedia, advertising spending in China grew at a compound annual growth rate, or CAGR, of 16.4% between 2000 and 2005, making it one of the fastest growing advertising markets in the world. ZenithOptimedia predicts the advertising market in China will experience continued strong growth with a CAGR of 18.1% from 2005 to 2009 and reach RMB 164.0 billion (US$20.6 billion) by 2009. The chart below sets forth the historical and projected size of China’s advertising market:

China’s total advertising expenditure at current prices (RMB billion)(1)

Source:	ZenithOptimedia Advertising Expenditure Forecasts, October 2007.
Note:

(1)    2000-2005 numbers are based on State Administration of Industry and Commerce statistics of China. All numbers excluded agency income, which comprises regular commission and income from program syndication, sports sponsorship, event marketing, industry training and other sources, production costs, includes classified advertising and the discounts that are negotiated between agency and media owners.

The following table sets forth historical and estimated future advertising spending in the countries and regions described for the years indicated and the respective CAGR from 2000 to 2005:

	2000	2001	2002	2003	2004	2005	2006E	2007E	2008E	CAGR from 2000 to 2005
	(in billions, except for percentages)
China	5.0	5.4	6.4	8.1	9.1	10.6	12.5	14.7	18.4	16.4%
South Korea	7.1	7.0	8.1	8.5	7.9	8.2	8.9	9.3	9.6	2.9%
India	1.6	1.8	2.0	2.5	3.1	3.6	4.6	5.3	6.2	17.7%
Taiwan	1.8	2.0	2.0	2.2	1.8	1.6	1.6	1.5	1.6	(2.5)%
Hong Kong	1.5	1.6	1.9	1.9	2.3	2.5	3.0	3.0	3.3	10.5%
Other Asia(2) (excluding Japan)	5.3	5.9	6.8	7.9	9.8	10.8	11.7	12.7	14.8	15.5%

Total Asia (excluding Japan)	22.3	23.8	27.2	31.0	34.0	37.4	42.1	46.6	53.8	10.9%
Japan	39.4	38.8	36.1	36.1	37.5	38.2	38.4	39.0	39.9	(0.6)%

Total Asia	61.8	62.6	63.4	67.1	71.5	75.6	80.5	85.6	93.7	4.1%

United States	156.7	147.2	149.8	152.3	161.5	166.2	174.8	179.3	186.6	1.2%

Source:	ZenithOptimedia Advertising Expenditure Forecasts, October 2007.
Notes:	(1) All of the U.S. dollar amounts are derived from the original source, which were translated from the corresponding RMB amounts at a rate of RMB 7.9734 to US$1.00.
(2)	Includes Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam.

The growth of China’s advertising industry is driven by rapid and sustained economic growth and growth in consumer spending. China’s economy has grown and continues to grow rapidly compared to the growth experienced by developed economies. According to the International Monetary Fund, China was the fourth largest economy in the world in 2005 in terms of GDP, which amounted to over US$2.2 trillion. Consumer spending per capita in China increased at a CAGR of 9.7% from 2000 to 2005 according to National Bureau of Statistics of China. In the meantime, advertising spending per capita and as a percentage of GDP in China remains very low relative to other countries and regions historically, indicating that there is significant growth potential in China’s advertising industry as its consumer markets continue to develop and income levels increase.

Advertising expenditure per capita (US$) and as a % of GDP (%) (2005)

Source:	ZenithOptimedia Advertising Expenditure Forecasts, October 2007
Note:	(1) Includes Australia, China, Hong Kong, India, Indonesia, Japan, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.

In addition, according to ZenithOptimedia, advertising expenditure is expected to grow between 2007 and 2010 in China during the build-up to the Beijing Olympics in 2008 and the Shanghai World Expo in 2010.

•

Increasingly Important Role of Out-of-Home Advertising.    Out-of-home advertising accounts for a larger percentage of total advertising spending in China compared to Europe, the United States and other countries in Asia. Out-of-home advertising has seen rapid development and growth in China in recent years. This form of advertising, which includes billboards, street furniture displays and transit displays such as airport digital TV screens, digital TV screens on airplanes and vehicle wrap display advertising, allows advertisers to effectively target increasingly mobile and urbanized target audiences in a flexible and cost-effective way. We believe that advertisers in China increasingly choose alternative media over traditional media such as television, radio broadcast and print media given the more limited geographic reach of China’s traditional media outlets. Total out-of-home advertising spending as a percentage of all advertising spending in China has increased from 13.1% in 2001 to 14.9% in 2005 according to ZenithOptimedia.

In China, out-of-home advertising networks have gained broad acceptance and have become a well-established segment of the advertising industry. According to ZenithOptimedia, it is the third largest advertising medium in China after TV and newspaper. Digital out-of-home advertising has experienced fast growth in part due to the fact that digital equipment and technologies have become increasingly flexible and are able to target large populations in concentrated major cities on a cost-effective basis. According to ZenithOptimedia, China’s out-of-home advertisement market is expected to grow at a CAGR of 20.0% from US$1.7 billion in 2005 to US$3.4 billion in 2009.

Air Travel Advertising Market in China

China Air Travel Industry.    In the last decade, China’s air travel market has seen rapid growth. The following table indicates the number of air travelers from 2000 to 2006:

Source:	China Statistical Abstract 2007.
Note:	(1) The number of air travelers is counted each time a person uses air travel. For example, one passenger who travels 10 times is counted as 10 air travelers.

According to the China Statistical Abstract 2007, the number of air travelers in China grew at a CAGR of 15.5% from 2000 to 2006, higher than that of 3.0% and 5.5% for the number of railway and highway passengers, respectively, in the same period.

China has also seen similar growth in the number of airports and domestic flights. The number of airports in China increased from 139 in 2000 to 142 in 2006 and the number of domestic routes increased from 1,032 in 2000 to 1,068 in 2006 according to the China Statistical Abstract 2007. Furthermore, the existing airports and newer replacement airports continue to grow significantly in terms of utilization and capacity, as reflected by increases in the number of air passengers, landings and take-offs and the size of the airports, number of terminals and number of boarding gates.

The following table shows the increase in the number of air passengers and landings and take-offs of the ten largest airports in China for the periods indicated. One passenger is defined as someone who arrives in, departs from, or transfers through the airport on a given day. International Air Transport Association predicts that China will see an average annual growth rate of air passengers of 9.6% from 2005 to 2009, which is expected to be the second fastest growing air travel market in the world.

Airports	Air Passengers (millions)				Landings/Take-offs (thousands)
	2003	2004	2005	2006	2003	2004	2005	2006
Beijing Capital International Airport	24.3	34.9	41.0	48.7	233.8	304.9	341.7	378.9
Shanghai Pudong International Airport	15.1	21.0	23.7	26.8	134.3	178.7	205.0	232.0
Guangzhou Baiyun International Airport	15.0	20.3	23.6	26.2	142.3	182.8	211.3	232.4
Shanghai Hongqiao International Airport	9.7	14.9	17.8	19.3	109.4	150.8	170.0	177.6
Shenzhen International Airport	10.8	14.3	16.3	18.4	119.5	140.5	151.4	169.5
Chengdu Airport	8.2	11.7	13.9	16.3	83.1	110.2	133.0	155.5
Kunming Airport	7.4	9.8	11.8	14.4	78.7	92.4	109.0	135.6
Hangzhou Airport	4.4	6.3	8.1	9.9	50.7	67.0	79.3	100.8
Xi’an Airport	4.4	6.4	7.9	9.4	60.2	77.7	91.4	99.3
Chongqing Airport	4.3	5.2	6.6	8.1	56.1	64.8	72.7	88.9

Source:	2006 and 2004 Airport Data Reports by the CAAC

Air Travel Advertising.    We believe air travel advertising in China has the following key characteristics:

•

Attractive target demographics.    We believe the average air traveler in China presents an attractive audience group for advertisers who aim to reach consumers with higher-than-average disposable income to promote their products or services.

•

Effective audience reach.    We believe the waiting periods in airports and air traveling time allow air travel advertising to reach consumers for extended periods of time, which may in turn increase the effectiveness of the advertisements. Displays in airports can be strategically placed in locations where passengers tend to congregate and where there tend to be long waiting periods, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. The visibility of air travel advertising is particularly significant on airplanes where air passengers are kept in a relatively captive environment with more limited viewing options.

•

Increasing acceptance.    We believe digital media networks have been increasingly accepted by the three major groups in the air travel advertising industry: airports and airlines, air travelers and advertisers. We believe many airports and airlines have chosen to partner with digital media companies to reduce their operational costs, expand the content provided to air travelers and improve the overall passenger experience. Digital media networks provide air travelers with informative and entertaining content or otherwise provide an outlet to fill idle time, which may help to enhance the overall passenger experience and add value to the air travel services or products provided by airports and airlines. We believe advertisers have increasingly chosen air travel advertising due to its high receptivity among air travelers and ability to reach favorable demographics.

Our Competitive Strengths

We believe we have the following competitive strengths:

Largest Nationwide Digital Media Network in China Dedicated to Air Travel Advertising.

We operate the largest digital media network in China dedicated to air travel advertising. We operate over 2,000 digital TV screens in airports and place our programs on over 16,000 digital TV screens on airplanes. We operate over 95% of all of the digital TV screens that display advertisements in the 15 largest airports in China, according to the Sinomonitor report. We have obtained the right to place our programs on the routes operated by nine airlines, including the three largest airlines in China, China Southern Airlines, China Eastern Airlines and Air China. Our advertising programs account for over 80% of the total length of the advertising programs played on these three largest airlines.

We believe our broad geographic network coverage allows our advertising clients to reach a national audience through a single advertising network provider. There are limited nationwide advertising networks in China available for advertisers to target consumers with higher-than-average disposable income to promote their products or services on a national scale. We believe the established scale of our network provides our advertising clients with more choices in selecting and combining different network airports, airlines and locations that are tailored to the needs of their advertising campaigns. The large scale and attractive viewer demographic of our network provides us with a competitive advantage over other competing advertising networks. In addition, our scale allows us to secure desirable locations in airports and on airplanes on favorable terms and to achieve cost efficiency in many aspects of our operations, including program design, network development, content acquisition, equipment purchasing and training.

Concession Rights Contracts and Established Relationships with Major Airports and Leading Domestic Airlines.

Contractual concession rights are critical for our business operations. There is a limited number of large airports and airlines in China and the locations in airports and on airplanes where digital TV screens can be placed are also limited. As of June 30, 2007, we had entered into concession rights contracts to operate digital TV screens in 51 airports, including China’s five largest airports located in Beijing, Shanghai, Guangzhou and Shenzhen, and nine out of the ten largest Chinese airlines. We have recently obtained concession rights to operate 328 digital TV screens and 448 digital frames in the newly constructed Terminal 3 of Beijing Capital International Airport, and we intend to complete the installation of these digital TV screens and displays by the end of 2007. Many of our concession rights contracts, which typically run for multiple-year terms, provide us with certain exclusivity rights. For example, we have obtained the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas under our contract with Guangzhou Baiyun International Airport.

Through our highly recognized brand name and our experience in providing air travel advertising services, we have also built strong relationships with major airports and leading airlines in China. We believe our large number of concession rights contracts and the strong relationships with network airports and airlines enable us to strengthen our leading position in the air travel digital media market.

Significant Value Proposition to Airports and Airlines.

We believe our services provide the following significant benefits to our network airports and airlines:

•

Enhanced Passenger Experience.    The content provided in our air travel digital media network provides air travelers with an entertaining means to pass time while waiting in airports and traveling on airplanes. We believe our digital media network enhances the passenger experience and adds value to the air travel services or products provided by our network airports and airlines.

•	Incremental Revenue Opportunity. Under our concession rights contracts, we pay a fee in exchange for the concession rights to play our programs in airports and on airplanes. Through these contractual arrangements, individual airports and airlines can join a nationwide digital media network in China to provide high-quality media content to air travelers.

•

Effective Means of Managing Passenger Traffic.    Some airports also utilize non-advertising time of our network to provide flight and other information to air travelers. The ability to provide timely information to passengers allows our digital media network to aid in the management of passenger traffic.

•

Cost-Effective Media Service.    The large scale of our network allows us to provide our network airports and airlines with a wide range of digital media programs on a cost-effective basis which may otherwise be costly and time consuming for each airport or airline to procure individually.

Significant Value Proposition to Advertising Clients.

We operate a digital media network that:

•

Offers Extensive Viewer Reach.    We strategically place our displays in high-traffic locations of airports, particularly in areas where there tend to be significant waiting time, such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls. In addition, the displays on our network airplanes are located in highly visible locations, such as from the top of passenger compartments and on the back of passenger seats. This allows our displays and programs to target air travelers at multiple points during their travel experience, from check-in, boarding, flight time, to arrival.

•

Provides Cost-effective Advertising.    Our network targets audiences with demographic profiles desirable to advertisers and allows advertisers to reach consumers in a more cost-effective way compared to traditional media in China. We believe the cost of reaching the same number of consumers with higher-than-average disposable income is significantly lower on our network than advertising through other more traditional media such as television, billboards or newspapers.

•

Provides Flexibility for Advertisers.    We generally update our airport and airplane programs on a weekly and monthly basis, respectively. This gives advertisers scheduling flexibility by allowing them to change their advertising campaigns on short notice and run them for shorter time periods than other media, such as billboards.

•

Offers Quality Client Service.    Our program production team consists of both advertising and television production professionals who are skilled in designing effective programming for our advertising clients based on the viewing preferences of air travelers. We have also built a sales team experienced in presenting the value of our air travel digital media network and providing suitable advertising services to our potential clients, and we have established national operational synergies, all of which have enabled us to operate and further develop our air travel digital media network. We have also commissioned a third party to provide advertising research and analysis reports to our clients on a regular basis to help our advertising clients better understand the advertising market and various advertising media available to them.

Extensive Experience in Managing Content.

As an early-mover in out-of-home digital media content, we have accumulated extensive experience in designing, identifying, acquiring and compiling content that is attractive to viewers and advertisers. Our experience and our monitoring of the viewing preferences of air travelers helps us to create and update programs with an optimal blend of advertising and non-advertising content for this market. Managing content allows us to improve both the effectiveness of the advertisements in our programs and the attractiveness of our network to our advertising clients.

In addition, we have developed strong relationships with content providers such as CCTV. These allow us to obtain high-quality non-advertising content that enhances the overall production value of our programs, which in turn further enhances the effectiveness and the attractiveness of our network. We have obtained the right to show documentary clips provided by CCTV in airports and on airplanes from May 2007 to May 2009. Our content also includes public awareness videos for WildAid, an international non-governmental organization, which are aimed at reducing the illegal trade in wildlife products. By combining non-advertising content with advertising content into our programs, we believe air travelers are more receptive to the advertisements included in our programs as they can also watch weather information, market updates, sports scores and highlights, public service messages and other news as well as entertainment programs. This is particularly significant in attracting interested viewers on airplanes who are kept in a relatively captive environment with more limited viewing options.

Highly Recognized Brand Name with a Large Base of Advertising Clients.

We have built a highly recognized brand name in China by developing a reputation for consistently and effectively delivering large-scale yet focused, high-quality air travel digital media content. Our success in maintaining and enhancing our brand and image is demonstrated by our numerous awards, including the “Media with the Best Partnership Value in China” at the 2006 China Advertising Forum. Our brand name and reputation have enabled us to develop and retain a strong advertising client base and our programs include advertisements for international and domestic brand name companies. Our top advertisers for 2006 and the six months ended June 30, 2007 combined included Audi, China Mobile, China Unicom, Dongfeng-Citroen, Great Wall Wine, Haier, Hitachi, Lenovo, Lexus, LG, Mengniu Dairy, Nokia, Samsung and Shanghai Volkswagen.

Strong Management Team with Extensive Industry Experience and a Proven Track Record.

We have a senior management team with extensive experience in China’s advertising, sales and marketing and television program production industries. Herman Man Guo, our founder, chairman and chief executive officer, has 10 years of experience in China’s advertising industry. James Zhonghua Feng, our chief operating officer, has 14 years of experience in advertising sales and marketing in China. Other senior members of our management team have worked for a number of major domestic and international advertising, marketing or media firms in China and have established strong working relationships with our advertising clients, airports and airlines, content providers and relevant government authorities. Under their leadership, we have developed a track record for successfully executing our strategies and becoming a leader in the air travel advertising industry.

Our Strategy

Our goal is to capitalize on our leading market position as the largest air travel digital media network provider in China and to successfully expand into other platforms in the air travel advertising sector. Accomplishing this goal requires the successful implementation of the following strategies:

Broaden Our Service Offerings through New Advertising Media Platforms within the Air Travel Advertising Sector.

Currently, our air travel media network primarily consists of standard digital TV screens. We intend to broaden our service offerings by building new advertising media platforms to make our network more comprehensive and effective. In particular, we plan to upgrade our light box displays to digital frames and significantly expand this new platform. For example, we recently signed contracts to operate over 320 digital TV screens and over 440 digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport and intend to complete the installation of these digital TV screens and digital frames by the end of 2007. Since September 1, 2007, we have secured confirmed customer orders of approximately RMB171.2 million (US$22.8 million) to place advertisements on our digital frames during the period beginning December 2007 until January 2009. Consistent with the advertising industry practice in China, most of these customer orders can be cancelled by us or the customers, subject to certain penalty payments. We also plan to expand our 360-degree LED displays and 3D displays.

We intend to build separate sales teams to focus on developing the client base for each of these new advertising media platforms while promoting the broader value that the overall network and these platforms collectively provide to our advertising clients. We believe the creation of new advertising media platforms within the air travel advertising sector and our broadened service offerings will provide our advertising clients with more choices in selecting and combining different air travel advertising platforms that best suit their advertising needs and preferences. It will also expand the reach of the advertisements shown on our network and allow us to cross-sell different advertising services. We believe that the strong presence that we have built through our existing network provides us with significant opportunities to launch new platforms and services and test new initiatives in a reliable and cost-effective manner. Ultimately, we anticipate these efforts will increase the revenue we can generate.

In addition, with consumers’ increasing acceptance of technology-driven advertising and entertainment media, we intend to identify and take advantage of new opportunities in the China advertising market by developing innovative advertising techniques and media. For example, we plan to explore the field of interactive advertising such as an “experiment center” in airports, which gives consumers the opportunity to test new products or services in person.

Increase Our Revenues by Leveraging Our Existing Digital Media Network.

We have the broadest network coverage in China based on the number of airports and airlines covered by our network. We intend to leverage our leading market position to maintain our market leadership, enhance our mass appeal to our advertising clients and increase our fees and revenues. To achieve this goal, we intend to:

•

Build Local Sales Teams in Additional Cities and Increase our Sales and Utilization Rate of Advertising Time Slots in these Cities.    Currently, we have offices in China in the major cities where we maintain our sales network such as Beijing, Shanghai, Guangzhou and Shenzhen. We plan to build local sales teams in several additional cities to strengthen our sales efforts in these cities, further develop relationships with local advertisers, increase our direct sales of advertising time slots in these cities and improve our utilization rate, or the percentage of available time slots that we sell to advertisers.

•

Increase the Number of Locations in Airports or Airplanes in Our Existing Network.    We intend to enter into supplemental concession rights contracts to increase the number of locations in airports and airplanes that we can place or operate digital TV screens or other displays in order to broaden the viewer reach of the advertisements shown on our network and enhance our current position in many of the most desirable airports and airlines.

We will continue to evaluate further opportunities in the future to obtain concession rights to operate in airports and on airlines that are not currently in our network. This will help to ensure that our network continues to include the most significant airports and airlines in China. While the rates of advertising fees that we charge our advertising clients are not directly tied to the number of locations in our network, we believe that expanding our network will extend our audience reach, make our digital media network more attractive to advertisers and ultimately lead to higher fee rates and increased revenues.

Continue to Secure High Quality Non-Advertising Content to Enhance the Attractiveness of Our Network.

As non-advertising content in our media network constitutes a significant attraction for air travel audiences and makes our clients’ advertisements more effective, we will continue to secure high quality non-advertising content from third-party content providers such as CCTV. We will seek to obtain more diversified content from content providers, develop relationships with additional content providers, add exclusivity and automatic renewal clauses into content provision contracts, and improve the quality of editing and programming to enhance the overall attractiveness of our programs. In addition, we have recently obtained from film production companies the rights to play several blockbuster films on airplanes in our network. We also show movie trailers and extended movie promotions such as “behind-the-scenes” type programming. We believe providing high quality non-advertising content in our network is a cost-effective way of making our programs more effective for our advertising clients.

Continue to Promote Our Brand Name and the Value of Air Travel Advertising.

We will continue to promote our brand name through proactive sales and marketing efforts. We believe this will allow us to broaden our client base as well as strengthen our relationships with airports, airlines and content providers. We also seek to extend our leading market position by taking initiatives to highlight the value of air travel advertising relative to other media. We will continue to utilize research tools that enable our clients to better understand how our network can successfully reach their target audiences and promote their advertising campaigns.

In addition, we are working closely with advertisers, advertising agencies and other diversified media companies to develop more sophisticated systems that will provide improved demographic tracking measurements of air travel advertising. We believe that these measurement systems will further enhance the attractiveness of air travel advertising for both existing clients and new advertisers. We will also continue to promote our network as an attractive means for content providers to showcase their programs. The value we provide to our content providers allows us to limit our content acquisition costs.

Pursue Strategic Relationships and Acquisitions.

We plan to pursue strategic relationships and acquisitions that expand our business within the air travel advertising industry. We plan to identify, execute and integrate acquisitions to build scale and enter into complementary businesses and new media platforms that enhance our air travel advertising network and reach. We plan to evaluate strategic acquisition opportunities that we believe will further enhance our market leadership position while also providing an attractive return on investment. When evaluating potential acquisition targets, we will consider factors such as market position, growth and earnings prospects and ease of integration. We are not currently negotiating any material acquisitions.

Advertising Services

We generate revenues from the advertising services from the following platforms: digital TV screens in airports, which consist of both advertising and non-advertising content, digital TV screens on airplanes, which consist of both advertising and non-advertising content, and other displays, such as light box displays, 3D advertising displays and 360-degree LED displays, which only contain advertising content.

Digital TV Screens in Airports

We currently operate over 2,000 digital TV screens in 37 airports in China and have entered into concession rights contracts to operate digital TV screens in 52 airports in China. These 37 airports accounted for approximately 87.8% of the total air travelers in China in 2006 according to CAAC. We have recently obtained contractual concession rights to operate 328 digital TV screens in the newly constructed Terminal 3 of Beijing Capital International Airport, and we intend to complete the installation of these digital TV screens by the end of 2007.

Our most common form of digital advertising in airports is closed-circuit television displays. We strategically place our digital TV screens in areas of airports such as departure halls, security check areas, boarding gates, baggage claim areas and arrival halls, where most of the air travelers congregate and spend significant time waiting. A majority of our standard digital TV screens are 42-inch plasma display panels, or PDPs, or liquid crystal displays, or LCDs.

Our airport programs consist of advertising and non-advertising content and are played for approximately 16 hours per day. Our non-advertising content is played in two-hour cycles, during which our advertising content is repeated hourly. During each hour, 25 minutes of the program consists of advertising content provided to us by our advertising clients and the rest of the program consists of non-advertising content such as news and entertainment content provided by third-party content providers. In addition to the separate advertising messages or videos, which are updated weekly, we promote the brand names of our advertising clients by naming our programs after their brand names. The non-advertising content consists of the latest domestic and international news provided by CCTV, which is updated daily, and other content including comedy clips such as “Just For Laughs,” the tourism program “Globe Trekker” provided by Pilot Production and fashion shows, which are generally updated monthly. In eight airports in our network including Beijing Capital International Airport, Shanghai Hongqiao International Airport, Guangzhou Baiyun International Airport, Shenzhen International

Airport, Chengdu Airport, Sanya Airport, Haikou Airport and Changsha Airport, we turn our displays into split screens when showing non-advertising content. The split-screen feature allows non-advertising content and advertisements to be played simultaneously.

In addition to the traditional displays, some of our major network airports also have feature displays such as:

•

Mega display screens.    In both the departure hall and the arrival hall of the Beijing Capital International Airport, we have placed four LED mega display screens with a size of nine square meters each, featuring large viewing angles and high resolution images. We have also placed two LED mega display screens in Kunming Airport and Guangzhou Baiyun International Airport of 14 square meters and 22 square meters in size, respectively.

•	Displays in airport train station. We have obtained concession rights to place 14 digital TV screens in the Maglev Train station of Shanghai Pudong International Airport.

•

Shuttle bus displays.    We have placed 60 digital TV screens on 31 airport shuttle buses operated by three airports to transport air passengers. In addition, we have obtained concession rights to place an additional 18 digital TV screens on 9 airport shuttle buses in other airports.

We will seek to expand our use of these applications and develop other technically advanced display platforms to other airports in our network in the future.

Digital TV Screens on Airplanes

Our programs are placed on over 16,000 digital TV screens on over 2,000 routes of nine airlines. The displays on our network airplanes, which have been installed by aircraft manufacturers, are located at the top of passenger compartments and on the back of passenger seats. The digital TV screens at the top of passenger compartments typically range from 14 inches to 50 inches in size and there are approximately 10 to 300 on each plane. The display screens on the back of passenger seats typically range from seven inches to nine inches in size, depending on the class of the passenger seating area, and typically there is a display screen behind each passenger seat.

Our airplane display programs are played once for approximately 45 minutes to an hour per flight. Approximately five to 13 minutes of each program consists of advertising content provided to us by our advertising clients and the rest of the program consists of non-advertising content. The non-advertising content on our planes includes the latest domestic and international news, market updates and sports snapshots and other content similar to that shown on our airport programs. We also promote brand names of our advertising clients through our programs by naming our programs after their brand names or displaying their logos on the corner of the screens during the programs. We have recently obtained rights from film production companies to play several blockbuster films on airplanes in our network.

As substantially all of the airplanes on which our programs are played use video tape players to play video messages and substantially all of these airplanes only have one video tape unit, passengers are not typically given a selection of channels.

Other Displays

Light box advertisements are static poster advertisements illuminated with back lighting and set underneath our digital TV screens. We currently operate over 1,370 light boxes in 30 airports. We will seek to expand this area of our business and will upgrade these static light boxes to digital frame displays that can display different advertisements sequentially over an advertising cycle. We have begun this process and intend to significantly increase the number of our digital frames in the near future. For example, we recently obtained contractual concession rights to operate 328 digital TV screens and 448 digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport and intend to complete the installation of these digital TV screens and digital frames by the end of 2007.

The light box displays are being upgraded into 46-inch digital frame displays that will run advertisements across a twenty-minute cycle. Our new digital frame displays range from 63 to 70 inches and will run advertisements across a ten-minute cycle. Since September 1, 2007, we have secured confirmed customer orders of approximately RMB171.2 million (US$22.8 million) to place advertisements time on our digital frames during the period beginning December 2007 until January 2009. Consistent with the advertising industry practice in China, most of these customer orders can be cancelled by us or the customers, subject to certain penalty payments.

In addition, we also have the following services:

•

360-degree LED mega display.    We have placed a 360-degree LED mega display screen, which allows for viewing from all angles around the display, in the baggage claim areas of Beijing Capital International Airport and Chengdu Airport. The mega display plays static or dynamic advertising content for 15 hours a day.

•

3D displays.    We have entered into contracts with 21 airports to place a total of 226 3D displays that play advertising content and specially created non-advertising content repeatedly in 20-minute cycles for 16 hours a day. As of June 30, 2007, we had installed 122 3D displays in 13 airports.

•

Digital TV screens on top of newspaper racks.    In Guangzhou Baiyun International Airport and Shenzhen International Airport, we have placed 50 14-inch and 52 19-inch digital TV screens, respectively, each on top of newspaper racks, which play advertising content repeatedly in 20-minute cycles.

Advertising Network

Airports

As of June 30, 2007, we had entered into 84 concession rights contracts to operate our digital TV screens and other displays in 51 airports in China, covering substantially all of the major airports in China. Our digital media network currently includes 37 airports in China, including the five largest airports in China, Beijing Capital International Airport, Shanghai Pudong International Airport, Guangzhou Baiyun International Airport, Shanghai Hongqiao International Airport and Shenzhen International Airport, in which we have placed and operated approximately 123, 151, 254, 83 and 289 digital TV screens, respectively. We derived more than 34.2% of our total revenue in 2006 from these five airports and we believe advertising in other airports in our network will further drive the increase of our revenues.

As of June 30, 2007, 44 out of these 84 concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain areas of an airport. For example, our contract with Guangzhou Baiyun International Airport granted us the exclusive right to operate all the closed-circuit displays located in the domestic and international arrival and departure areas.

We also have concession rights contracts to operate other displays, such as light box displays, digital frames, 360-degree LED displays and 3D displays in airports. For example, we recently signed contracts to operate 328 digital TV screens and 448 digital frames at the newly constructed Terminal 3 of Beijing Capital International Airport and intend to complete the installation of these digital TV screens and digital frames by the end of 2007.

Most of the concession fees are fixed under the concession rights contracts with escalation, meaning fixed increases over each year of the agreement, and payments are usually due three or six months in advance. The concession fee that we pay for operation in each airport varies by its passenger volume and the city where the airport is located. As part of the value added service to our network airports, we provide up to 10% of the non-advertising content at the request of the network airports to provide displays of flight and airport information without charging the airports any fee. A majority of our concession rights contracts for our digital TV screens in the airports have terms ranging from three to five years without any automatic renewal provisions. However, we can opt to renew the agreements three or five months before the expiration of certain concession rights contracts, on the condition that we renew on similar commercial terms as those proposed by any third party. 40 out of 84 and seven out of 15 of our concession rights contracts to operate in airports and on airlines, respectively, are subject to renewal before 2010, including the concession rights contracts to operate in the four major airports in Beijing, Shanghai and Shenzhen. The number of displays and placement locations are explicitly specified in the majority of our concession rights contracts.

The following map sets forth the geographic coverage of our airport media network as of the date of this prospectus:

■	Airports in which our digital TV screens are currently in operation

Airports where we have obtained contractual concession rights without having displays in operation yet

*	Includes both Shanghai Pudong International Airport and Shanghai Hongqiao International Airport

Airlines

Our programs are placed on over 16,000 digital TV screens located on over 2,000 routes operated by the following nine airlines:

•	China Southern Airlines

•	China Eastern Airlines

•	Air China

•	Shanghai Airlines

•	Shenzhen Airlines

•	Air Macau

•	Xiamen Airlines

•	United Eagle Airlines

•	East Star Airlines

Among the 15 concession rights contracts we had entered into to place our programs on these network airlines as of June 30, 2007, 13 concession rights contracts contained provisions granting us exclusive concession rights. The scope of the exclusivity, however, varies from contract to contract. Most of these exclusivity provisions limit the exclusivity to certain types of programs played on airplanes. For example, our concession rights contract for our programs on Air China granted us the exclusive right to operate the Air Panorama program, including both advertising and non-advertising content, that is played on all of the domestic routes operated by Air China and we have the exclusive right to operate the Eastern Airlines Entertainment program under our concession rights contracts for our programs on China Eastern Airlines. Most of the concession fees are fixed under the concession rights contracts with escalation, varying by the number of routes and airplanes, type of aircraft and the departure and destination cities. Some of the concession rights contracts set forth the number and model of airplanes on which our programs can be played.

Advertising Clients, Sales and Marketing

Our Advertising Clients and Contracts

Advertisers purchase advertising time slots on our advertising network either directly or through advertising agencies. Many advertisers negotiate the terms of the advertising purchase agreements directly with us. We rely on advertising agency clients for a significant portion of our sales. Our advertisers consist of international and domestic brands. Our top advertisers for 2006 and the six months ended June 30, 2007 combined included Audi, China Mobile, China Unicom, Dongfeng-Citroen, Great Wall Wine, Haier, Hitachi, Lenovo, Lexus, LG, Mengniu Dairy, Nokia, Samsung and Shanghai Volkswagen, which collectively accounted for over 50.0% and 45.0% of our revenues for 2006 and the six months ended June 30, 2007, respectively.

We have a broad base of international and domestic advertisers in various industries. In 2006, the top three industries which advertise on our network were automobile, telecommunications and consumer electronics based on the revenues derived from companies in these industries. Advertising for the automobile industry, the telecommunications industry and the consumer electronics industry accounted for approximately 27.4%, 17.8% and 14.0% of our total revenues in 2006, respectively, and 32.6%, 7.8% and 13.0% for the first half of 2007, respectively.

We offer advertisers five-, 15- or 30- second time slots on our advertising network. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. The sales contracts typically fix the duration, time and frequency of advertisements. Payments under the certain sales contracts are subject to our clients’ receipt of monitoring reports which verify the proper display of the advertisements. We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to display advertisements that are not in compliance with content requirements under PRC laws and regulations.

From the commencement of our operations in August 2005 to June 30, 2007, a total of 240 advertising clients have purchased advertising time slots on our network. Our top five clients accounted for 27.5% of our total revenues in 2006. The total number of our advertisers increased from 22 to 154 in 2006 and the total number of our advertising agency clients increased from 12 to 58 in 2006. For the period from August 7, 2005, the date we commenced operations, to December 31, 2005, Shanghai Volkswagen and Mengniu Dairy accounted for 15.5% and 10.8% of our total revenues. No single advertising client accounted for more than 10% of our total revenues for the year ended December 31, 2006 or the six months ended June 30, 2007.

Sales and Marketing

We provide a number of services in connection with each client’s advertising campaign. We rely on our experienced sales team to assist advertisers in structuring advertising campaigns by analyzing advertisers’ target audiences and consumer products and services. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to help our advertisers to create effective advertisements. We also purchase or commission studies containing relevant market study data from third-party market research firms such as Sinomonitor. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertising clients and to illustrate to our clients our ability to reach targeted demographic groups effectively.

Our experienced advertising sales team is organized by region and city with presence in 11 cities. Our regional marketing managers have an average of seven years of experience in the advertising industry in China. The members of our current sales team have an average of four years of sales experience in the advertising industry. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our air travel digital media network as a marketing channel, and relevant information regarding the advertising industry. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

We actively attend various public relation events to promote our brand image and the value of air travel digital advertising. We also market our advertising services by displaying our name and logo on all of our digital TV screens and by placing advertisements on third-party media from time to time, including CCTV.

We engage third-party agencies to help source advertising clients. Agency fees are calculated based on a pre-set percentage of revenues generated from the clients introduced to us by the agencies.

Pricing

The list prices of our advertising services vary by the size of the airport or airline in which the advertisement is placed, the demand of advertising services for each airport and airlines, as well as by the duration of the time slot purchased and the duration of the advertising campaign. Prices for the aggregate time slots on our network purchased by each advertiser or advertising agency client are fixed under sales contracts, typically at a discount to our list prices. We increased our list prices in the first half of 2007, and going forward we plan to review our list prices periodically.

Programming

A majority of our digital TV screens in airports play programs in a two-hour cycle repeatedly throughout the day and our digital TV screens on our network airplanes play programs ranging from 45 minutes to one hour once per flight. We compile each cycle from advertisements of five-, 15- or 30-seconds in length provided by advertisers to us and from non-advertising content provided by third-party content providers. We generally create a programming list on a weekly and monthly basis for programs played in airports and on airlines, respectively, by first fixing the schedule for advertising content according to the respective sales contract with our clients to guarantee the agreed duration, time and frequency of advertisements. We then add the non-advertising content to achieve an optimal blend of advertising and non-advertising content.

Our advertising clients provide us with the advertising content on our network. We do not produce or create any of the advertising content shown on our digital TV screens. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations. See “Regulation—Regulation of Advertising Services—Advertising Content.” We update advertising content for our programs played on the digital TV screens in our network airports and airplanes on a weekly and monthly basis, respectively.

The non-advertising content played over our network is provided by third-party content providers such as CCTV and various local television stations and television production companies. We do not produce or create any of the non-advertising content shown on our network. We have obtained the right to include CCTV documentary clips and various news and entertainment content for free on the condition that the “CCTV” logo is displayed on our digital TV screens. We have also entered into program purchase agreements with various television production companies to acquire the right to play certain of their programs on our network at fixed prices.

Our programming team edits, compiles and records into digital format all of our network programs according to the programming list. Each programming list and pre-recorded program is carefully reviewed by the head of the execution team to ensure the accuracy of the order, duration and frequency as well as the appropriateness of the content.

Airports

For the programs played in our network airports, our programming team converts content to a MPEG file and delivers it to the local execution teams in our network airports nationwide. The local execution team uploads the MPEG file to the local servers in each network airport, which transmits the pre-recorded programs to each digital TV screen through the closed-circuit television system in the airport. In each airport, we either use the closed-circuit television systems provided by the airport or install our own systems. The more technically advanced systems used in eight airports, including Beijing, Shanghai, Guangzhou and Shenzhen, enable us to simultaneously monitor digital TV screens from our headquarters in Beijing.

Airplanes

Substantially all of the network airplanes use video tape players to show video programs. Our programming team converts the content from digital format to video tapes and mails a master video tape to each airlines on a monthly basis. Airlines generally review the pre-recorded programs that we provide before duplicating and distributing the video tapes to each airplane. Flight attendants on each airplane are responsible for the daily operation of our programs on the airplane digital TV screens.

Display Equipment Supplies and Maintenance

The primary hardware required for the operation of our network are the digital TV screens that we use in our media network. The majority of our digital TV screens consist of PDPs and LCDs. Maintaining a steady supply of our display equipment is important to our operations and the growth of our network. As of June 30, 2007, the top five suppliers of our digital TV screens were Hitachi, Qingdao Haier, LG, Samsung and Konka, which collectively provided 62.8% of our total digital TV screens. We contract a third party to manufacture our 3D digital TV screens to our specifications. Our digital TV screen suppliers typically provide us with one-year warranties.

Approximately 21.2% of our digital TV screen purchases in 2006 were made through barter transactions, which means we provided advertising time slots to the digital TV screen manufacturers in exchange for the digital TV screens. Such barter transactions are based on our determination of the fair value of the advertising time slots exchanged for digital TV screens.

Our service team cleans, maintains and monitors the digital TV screens and other displays in our network airports on a daily basis. We have engaged two to four skilled maintenance staff for each network airport to make five scheduled inspections on our displays every day. They report any technical problems that they cannot solve on-site to our technicians in Beijing who strive to remotely analyze and fix problems within 12 hours.

Customer Service

Our customer service team is responsible for compiling monitoring reports to clients as evidence that their advertisements are played on our network within one week after launching the advertising campaign. We also provide our advertising clients with weekly reports prepared by third parties, which verify the proper functioning of our displays and the proper dissemination of the advertisement by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement. In addition, our network airports and airlines are also actively involved in the monitoring process and provide our clients with stamped certificates certifying the playing of the advertisements.

Competition

We compete primarily with several different groups of competitors:

•	advertising companies that operate airport advertising networks, such as JC Decaux, and out-of-home digital advertising networks beyond the air travel sector, such as Focus Media;

•	in-house advertising companies of airports and airlines that may operate their own advertising networks; and

•

other advertising media companies, such as Internet, street furniture displays, billboard and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio, some of which may advertise in the airports in which we have exclusive contract rights to operate digital TV screens.

We compete for advertising clients primarily on the basis of network size and coverage, location, price, quality of our programs, the range of services that we offer and our brand recognition. Many of our competitors have a variety of competitive advantages over us, such as larger resources. Many competitors have a longer history than us in the out-of-home advertising industry and may have a more extensive network that extends beyond the air travel sector and offers a more diversified portfolio. This may make their network more attractive to advertising clients and less reliant on a particular advertising sector. In addition, we may also face competition from new entrants into the air travel advertising sector in the future.

Employees

We had 129, 165 and 300 employees as of December 31, 2005 and 2006 and June 30, 2007, respectively. The following table sets forth the number of our employees by area of business as of June 30, 2007:

	Number of Employees	% of Total
Sales and Marketing Department	167	55.7%
Quality Control and Technology Department	70	23.3
Programming Department	22	7.3
Resources Development Department	8	2.7
General Administrative and Accounting	33	11.0

Total	300	100.0%

Generally we enter into standard employment contracts with our officers, managers and other employees. According to these contracts, all of our employees are prohibited from engaging in any other employment during the period of their employment with us. The employment contracts with officers and managers are subject to renewal every three years and the employment contracts with other employees are subject to renewal every year.

In addition, we enter into standard confidentiality agreements with all of our employees including officers and managers that prohibit any employee from disclosing confidential information obtained during their employment with us. Furthermore, the confidentiality agreements include a covenant that prohibits all employees from engaging in any activities that compete with our business within three years after the period of their employment with us.

None of our employees is a member of a labor union and we consider our relationship with our employees to be good.

Intellectual Property

To protect our brand and other intellectual property, we rely on a combination of trademark and trade secret laws as well as confidentiality agreements with our employees, sales agents, contractors and others. We are in the process of registering three trademarks in China, including “ ,” “AirMedia” and our business logo. We have registered our domain name www.AirMedia.net.cn with the Internet Corporation for Assigned Names and Numbers. We do not hold any patents or copyrights and cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights.

Facilities

We are in the process of moving our headquarters to a new location in Beijing and expect to substantially complete the move prior to the completion of this offering. We lease over 2,000 square meters of office space in our new headquarters. We leased approximately 1,900 square meters of office space at our previous headquarters in Beijing. Our branch offices lease approximately 908 square meters of office space in three other locations, including Shanghai, Chengdu and Guangzhou.

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the SAIC.

China’s Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business, all of which are discussed below.

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	The Catalogue for Guiding Foreign Investment in Industry (2004); and

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2004).

These regulations require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but must also have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising industry. In the event we are permitted to acquire the equity interests of our variable interest entities under the rules allowing for complete foreign ownership, our variable interest entities would continue to hold the required advertising licenses consistent with current regulatory requirements.

Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through our contractual arrangements with our consolidated variable interest entities in China, including AM Advertising, Shengshi Lianhe and AirMedia UC. Our variable interest entities are the major companies through which we provide advertising services in China. Our subsidiary, AM Technology, has entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

•	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

•	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries are transferred to us; and

•	we have an exclusive option to purchase all of the equity interests in our PRC operating affiliates in each case when and to the extent permitted by PRC law.

See “Corporate Structure” and “Related Party Transactions.”

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the respective ownership structures of AM Technology and our consolidated variable interest entities are in compliance with existing PRC laws and regulations;

•

the contractual arrangements among AM Technology and our consolidated variable interest entities, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•

except for the SAIC outdoor advertising registrations for which we are still in the process of applying, the PRC business operations of our variable interest entities as described in this prospectus are in compliance with existing PRC laws and regulations in all material respects.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Risk Factors—Risks Related to Regulation of Our Business and to Our Structure—If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry and in the operating of non-advertising content, we could be subject to severe penalties.”

Regulation of Advertising Services

Business License for Advertising Companies

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes within its scope the operation of an advertising business. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of our variable interest entities has obtained or is in the process of obtaining such a business license from the local branches of the SAIC as required by existing PRC regulations.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. The dissemination of tobacco advertisements via media is also prohibited as well as the display of tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements displayed on our network.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Outdoor Advertising

The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or create an unpleasant sight in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; or

•	be placed in areas prohibited by the local governments from having outdoor advertisements.

In addition to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998 and May 25, 2006, respectively, which governs the outdoor advertising industry in China.

Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content, format, specifications, periods and locations of dissemination of the outdoor advertisement must be submitted for filing with the local SAIC.

See “Risk Factors—Risks Related to Our Business—If advertising registration certificates are not obtained for our airport advertising operations and where such registration certificates are deemed to be required, we may be subject to administrative sanctions, including the discontinuation of our advertisements at airports where the required advertising registration is not obtained.”

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the SAFE and the State Development and Reform Commission.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

SAFE issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice stated that if an offshore company controlled by PRC residents intends to acquire a PRC domestic company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also stated that the approval of the relevant foreign exchange authorities is required for any sale or transfer by PRC residents of a PRC domestic company’s assets or equity interests to foreign entities, such as us, for equity interests or assets of the foreign entities. In April 2005, SAFE issued another public notice. In accordance with the April notice, if an acquisition of a PRC company by an offshore company controlled by PRC residents has been confirmed by a Foreign Investment Enterprise Certificate prior to the promulgation of the January notice, the PRC residents must each submit a registration form to the local SAFE branch with respect to their respective ownership interests in the offshore company, and must also file an amendment to such registration if the offshore company experiences material events, such as changes in the share capital, share transfer, mergers and acquisitions, spin-off transaction or use of assets in China to guarantee offshore obligations. The April notice also provided that failure to comply with the registration procedures set forth in the April notice may result in a restriction on the PRC company’s ability to distribute profits to its offshore parent company and to increase its registered capital.

On October 21, 2005, SAFE issued a new public notice which became effective on November 1, 2005. The new notice repealed the January and April 2005 SAFE notices, effective from November 1, 2005. The October 2005 notice also required every PRC resident to register with the local SAFE branch before setting up a special purpose company outside of China. PRC residents who had set up or controlled such special purpose offshore companies before November 1, 2005 are required to register with the local SAFE branch before March 31, 2006. On May 29, 2007, SAFE issued a new public notice requiring PRC companies to urge their PRC resident shareholders to register or update their SAFE registration with the local SAFE branch as required under the October 2005 notice. Failure to register with SAFE will subject such PRC residents to personal liability, and may also limit our ability to contribute additional capital into our PRC subsidiary or our subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January

2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.

According to the Stock Option Rule, if a PRC domestic individual participates in any employee stock holding plan or stock option plan of an overseas listed company, a PRC domestic agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC subsidiary also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC domestic individuals from sales of stock shall be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by foreign exchange authority or any other PRC government authorities.

In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Regulation on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. The new regulations require, among other things, offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the new regulations remain unclear, based on their understanding of current PRC laws, regulations, and new procedures announced on September 21, 2006, our PRC counsel, Commerce & Finance Law Offices, has advised us that:

•	the CSRC has jurisdiction over our offering;

•	the CSRC has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new regulation; and

•

notwithstanding the above, given that we have substantially completed our restructuring before September 8, 2006, the effective date of the new regulations, it is not necessary for us to submit an application to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market.

See “Risk Factors—Risk Related to Doing Business in China—The approval of the Chinese Securities Regulatory Commission may be required in connection with this offering under a recently adopted PRC regulation, and, if required, we cannot currently predict whether we will be able to obtain such approval.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Herman Man Guo	44	Chairman and Chief Executive Officer

Xiaoya Zhang	45	Director and President

Qing Xu	46	Director

Zhenyu Wang	44	Director

Xiaojun Shang	33	Director

Shichong Shan	76	Independent Director

Donglin Xia	46	Independent Director

James Zhonghua Feng	36	Chief Operating Officer

Conor Chiahung Yang	44	Chief Financial Officer

James Hualiang Chen	43	Chief Strategy Officer

Jacky Jian Li	50	Vice President of Operations

Allen Shizhong Yuan	40	Vice President of Sales

Mr. Herman Man Guo is our founder and has served as the chairman of our board of directors and our chief executive officer since our company’s inception. He was the general manager of Beijing Sunshine Media Co., Ltd. from 1997 to 2004. From 1991 to 1996, Mr. Guo served as the deputy general manager of Beijing Trade & Technology Development Company. Prior to that, he worked in China Civil Aviation Development Service Company in 1988. Mr. Guo received his bachelor’s degree in applied mathematics from People’s Liberation Army Information Engineering University in China in 1983 and currently attends the Executive MBA program at Peking University in China.

Mr. Xiaoya Zhang has served as our director and president since our company’s inception. From 1995 to 2004, Mr. Zhang was a department director of China Investment Engineering Consulting Company. Prior to that, he served as the deputy general manager of Dalian Zhongxing Industrial Company from 1992 to 1995. From 1989 to 1992, Mr. Zhang served as the program manager of China Agriculture Development Trust Investment Company. Mr. Zhang received his bachelor’s degree in mathematics from Shandong University in China in 1983 and his master’s degree in system engineering from Beijing University of Aeronautics and Astronautics in China in 1989.

Mr. Qing Xu has served as our director since October 2005. From 2003 to 2005, Mr. Xu served as a vice president of Zhongyuan Guoxin Investment Guarantee Co., Ltd. Prior to that, he served as a department director of China Haohua Group Co., Ltd. from 1997 to 2003 and as a department manager of Beijing Trade & Technology Development Company from 1991 to 1997. Mr. Xu was a secretary at the PRC State Council Secretary Bureau from 1984 to 1991. Mr. Xu received his associate’s degree in business and economics management from Beijing Normal University in 1996.

Mr. Zhenyu Wang has served as our director since October 2005. Mr. Wang is currently the managing director of CDH China Growth Capital Management Company Limited, the management company of CDH China Growth Capital Fund II L.P. From 2000 to 2005, he worked in the direct investment department of China International Capital Corporation’s Private Equity Group. From 1996 to 2000, Mr. Wang worked as a financial consultant to the World Bank and Asia Development Bank. From 1994 to 1996, he was a project manager at Beijing Copia Consulting Company, a business consulting firm. Mr. Wang received his bachelor’s degree in machinery engineering and his master’s degree in industrial and commercial management from Hefei Polytechnic University in China.

Ms. Xiaojun Shang has served as our director since October 2005. Ms. Shang is currently the vice president in CDH China Growth Capital Management Company Limited, the management company of CDH China Growth Capital Fund II L.P. From 2001 to 2003, she served as an assistant vice president of the Asia private equity group of GIC Special Investments Pte Ltd. From 1997 to 2000, she worked for DBS Land which later merged into CapitaLand, where she served as a manager in the business development department, the strategic planning & asset management department and subsequently in the corporate planning department. Ms. Shang received her bachelor’s degree in finance and banking from National University of Singapore in 1996.

Mr. Shichong Shan has served as our independent director since July 2007. Mr. Shan has retired since 1996. Before he retired, Mr. Shan had held a number of senior executive positions in various government agencies and other organizations in the aviation industry in China, including CAAC. Mr. Shan attended the college program at the Eastern China Military and Politics Institute in China.

Mr. Donglin Xia has served as our independent director since October 2007. Mr. Xia is an accounting professor of the School of Economics and Management, Tsinghua University. He is also a special advisor to the Accounting Standard Committee of the Ministry of Finance in China and the deputy general secretary of China Accounting Society. He served as the head of the accounting department of the School of Economics and Management, Tsinghua University from 1998 to 2000. Mr. Xia currently serves on the board of Huaneng Power International, a power generation company in China that is listed on the New York Stock Exchange, Shanghai Stock Exchange and Hong Kong Stock Exchange. Mr. Xia received his Ph.D. degree in economics from the Finance and Administration Science Research Institute of Ministry of Finance in China in 1995.

Mr. James Zhonghua Feng has served as our chief operating officer since October 2005. Before joining us in 2005, he served as the general manager of New Chang’an Media Advertising Company from 2004 to 2005. From 2000 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, he was the general manager of the Beijing and Shanghai branches of Shenzhen Nantong Umbrella Industry Group Co., Ltd. Mr. Feng received his bachelor’s degree in Chinese literature from Sichuan Normal University in China in 1993 and currently attends the Executive MBA program at Peking University in China.

Mr. Conor Chiahung Yang has served as our chief financial officer since March 2007. Prior to joining our company, he was the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999 and the chief investment officer of Sherwood Inc. from 1996 to 1997. Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and worked at Morgan Stanley Asia from 1992 to 1994. Mr. Yang received his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985 and his MBA degree from University of California, Los Angeles in 1992.

Mr. James Hualiang Chen has served as our chief strategy officer since January 2007. He served as the deputy manager of the brand department of China Netcom Group Co., Ltd. from 2000 until he joined us in January 2007. From 1996 to 2000, Mr. Chen served as the senior account manager of several advertising companies such as Bates and Dentsu. Mr. Chen received his bachelor’s degree in engineering in electricity system and automation from Tianjin University in China in 1987 and his master’s degree in economics from Nankai University in China in 1992.

Mr. Jacky Jian Li has served as our vice president of operations since October 2005. Prior to joining our company, Mr. Li worked for ASDM International Advertising Co., Ltd. from 2003 to 2005, where he was a program director. From 2002 to 2003, he served as a program director of CCTV. He was the deputy general manager of Super Star Reader Company from 2000 to 2002 after he served as the chief representative of Polyglot

International in China from 1993 to 2000. Mr. Li received his bachelor’s degree in Chinese literature from Peking University in China in 1983.

Mr. Allen Shizhong Yuan has served as our vice president of sales since March 2007. From 2005 to 2007, Mr. Yuan served as a sales director of JCDecaux China, where he was responsible for sales of the subway and airport programs. Prior to that, Mr. Yuan served as a sales director of Media Nation Advertising Co., Ltd. from 2000 to 2004. Mr. Yuan received his bachelor’s degree in medical science from Shanghai Jiao Tong University in China in 1991.

Employment Agreements

We have entered into employment agreements with our senior executive officers, Herman Man Guo, Xiaoya Zhang, James Zhonghua Feng and Conor Chiahung Yang. We plan to enter into similar employment agreements with our other executive officers. Under these employment agreements, each of our four executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our variable interest entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period ranging from one to two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within two years prior to such executive officer’s termination of employment; or (iv) use a name including the word “AirMedia” or any other words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. After the completion of this offering, the independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which our directors are to be elected or re-elected. In addition, our board of directors has resolved that director nominations at any time after the completion of this offering be approved by a majority of the board as well as a majority of the independent directors of the board. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, a majority of the members of each of our board committees will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the committee members will be independent directors thereafter. We have adopted a charter for each of the board committees, which will become effective immediately upon the completion of this offering. Each committee’s members and responsibilities are described below.

Audit Committee.    Our audit committee consists of Messrs. Xiaoya Zhang, Shichong Shan and Donglin Xia. We have determined that Messrs. Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of the Nasdaq Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee.    Our compensation committee consists of Messrs. Herman Man Guo, Shichong Shan and Donglin Xia. We have determined that Messrs. Shichong Shan and Donglin Xia satisfy the “independence” requirements of Rule 4350 of the Nasdaq Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

All directors hold office until their successors have been duly elected and qualified. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation to our executive officers was approximately US$0.1 million, and we did not make any cash compensation to our non-executive directors.

Share Options

In July 2007, we adopted the 2007 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors has authorized the issuance of up to 12,000,000 ordinary shares upon the exercise of awards granted under our plan. As of the date of this prospectus, options to purchase a total of 8,065,000 of our ordinary shares have been granted and are outstanding. These options will vest on a straight-line basis over a three-year period, with one-twelfth of the options vesting each quarter from the date of grant.

The following table summarizes, as of the date of this prospectus, the options granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Herman Man Guo	2,000,000	2.00	July 2, 2007	July 2, 2017
Xiaoya Zhang	1,000,000	2.00	July 2, 2007	July 2, 2017
James Zhonghua Feng	*	2.00	July 2, 2007	July 2, 2017
	*	2.00	July 20, 2007	July 20, 2017
Conor Chaihung Yang	*	2.00	July 2, 2007	July 2, 2017
Shichong Shan	*	2.00	July 20, 2007	July 20, 2017
Other individuals as a group	3,265,000	2.00	July 20, 2007	July 20, 2017

*	Less than 1% of our total outstanding ordinary shares.

The following paragraphs summarize the terms of our 2007 Share Incentive Plan.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and stock purchase rights granted under our plan are evidenced by a stock option agreement or a stock purchase right agreement, as applicable, that sets forth the terms, conditions and limitations for each grant. In addition, the stock option agreement and the stock purchase right agreement also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Eligibility. We may grant awards to our employees, directors and consultants or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Options upon Corporate Transactions. The outstanding options will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding options under the plan. In such event, each outstanding option will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the stock option agreement specifies, the vesting schedule.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the optionee other than by will or the laws of succession and may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2013. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any optionee unless agreed by the optionee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	other selling shareholders.

The calculations in the shareholder table below assume that there are 108,888,888 ordinary shares as of the date of this prospectus and 132,388,888 ordinary shares outstanding immediately after this offering. Those numbers were calculated on the assumption that the initial public offering price is US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price. As further described in “Related Party Transactions—Private Placements,” the number of ordinary shares that will be issued upon the automatic conversion of the Series B preferred shares immediately upon the completion of this offering will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio).

The following table shows the conversion ratio of Series B preferred shares to ordinary shares and total number of ordinary shares that will be outstanding immediately after this offering based on various potential initial public offering prices, including the prices within the price range indicated on the front cover of this prospectus:

Public Offering Price Per ADS	Series B Conversion Ratio	Aggregate Number of Ordinary Shares
US$8.00	1 to 0.694	134,611,111
9.00	1 to 0.617	133,376,543
10.00(1)	1 to 0.556	132,388,888
11.00	1 to 0.505	131,580,808
12.00	1 to 0.463	130,907,407

Note: (1) Midpoint of the estimated range of the initial public offering price.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Herman Man Guo(1)	54,832,640	50.36%	—	—%	54,832,640	41.42%
Qing Xu(2)(8)	7,450,560	6.84	—	—	7,450,560	5.63
Xiaoya Zhang(3)	5,116,800	4.70	—	—	5,116,800	3.86
James Zhonghua Feng	—	—	—	—	—	—
Conor Chiahung Yang	—	—	—	—	—	—
James Hualiang Chen	—	—	—	—	—	—
Jacky Jian Li	—	—	—	—	—	—
Allen Shizhong Yuan	—	—	—	—	—	—
Xiaojun Shang	—	—	—	—	—	—
Zhenyu Wang	—	—	—	—	—	—
Shichong Shan	—	—	—	—	—	—
All Directors and Executive Officers as a Group(8)	67,400,000	61.90	—	—	67,400,000	50.91

Principal and Selling Shareholders:
Wealthy Environment Limited(4)	54,832,640	50.36	—	—	54,832,640	41.42
Global Gateway Investment Limited(5)	32,600,000	29.94	6,500,000	5.97	26,100,000	19.71
Mambo Fiesta Limited(6)(8)	7,450,560	6.84	—	—	7,450,560	5.63
OZ Management LP(7).	4,444,444	4.08	—	—	4,444,444	3.36

Note: (1)	Includes 54,832,640 ordinary shares held by Wealthy Environment Limited, a British Virgin Islands company wholly owned by Mr. Guo. The business address of Mr. Guo is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
(2)	Includes 7,450,560 ordinary shares held by Mambo Fiesta Limited, a British Virgin Islands company wholly owned by Mr. Xu. The business address of Mr. Xu is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
(3)	Includes 5,116,800 ordinary shares held by Great Bridges International Corporation, a British Virgin Islands company wholly owned by Mr. Zhang. The business address of Mr. Zhang is No. 8, Yong An Dong Li, Jian Guo Men Wai, Chao Yang District, Beijing, China.
(4)	Wealthy Environment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Herman Man Guo. The registered address of Wealthy Environment Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.
(5)	Includes 32,600,000 ordinary shares issuable upon conversion of 32,600,000 Series A preferred shares held by Global Gateway Investment Limited upon the completion of this offering. All of the issued and outstanding shares of Global Gateway Investment Limited are wholly owned by CDH China Growth Capital Fund II, L.P., or CDH Fund II, a Cayman Islands exempted limited partnership. CDH China Growth Capital Holdings Company Limited, or CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings comprises Wu Shangzhi, Jiao Shuge and Liu Xinlai. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (1) an affiliate of Capital Z Partners, (2) an affiliate of the Government of Singapore Investment Corporation, and (3) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. The business address for Global Gateway Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(6)	Mambo Fiesta Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Qing Xu. The registered address of Mambo Fiesta Limited is P.O. Box 173, Kingston Chambers, Road Town Tortola, British Virgin Islands.
(7)

Assuming an initial offering price of US$10.00, the midpoint of the estimated range of the initial public offering price, includes: (1) 2,148,888 ordinary shares issuable upon conversion of 3,868,000 Series B preferred shares held by OZ Master Fund, Ltd., or OZMO; (2) 1,915,111 ordinary shares issuable upon conversion of 3,447,200 Series B preferred shares held by OZ Asia Master Fund, Ltd., OZMA; and (3) 380,444 ordinary shares issuable upon conversion of 684,800 Series B preferred shares held by OZ Global Special Investments Master Fund, L.P., or SIMF. As further described in “Related Party Transactions—Private Placements,” the number of ordinary shares that will be issued upon the automatic conversion of the Series B preferred shares immediately upon the completion of this offering will be based in part on the initial public offering price (as adjusted for the ordinary share to ADS ratio). A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would decrease (increase) the number of ordinary shares issuable to OZMO, OZMA and SIMF by approximately 195,353, 174,101 and 34,585, respectively. Based on the midpoint of the estimated range of the initial public offering price, OZ Management LP does not beneficially own more than 5.0% of our ordinary shares. We have included OZ Management LP as a principal shareholder because a decrease in the initial public offering price may result in it owning more than 5.0% of our ordinary shares upon the completion of this offering. Daniel S. Och, as senior managing member of Och-Ziff GP LLC, the general partner of OZ Management LP, the investment manager of OZMO and OZMA, may be deemed to have investment and/or voting control of the shares held by OZMO and OZMA. Daniel S. Och is senior managing member of Och-Ziff GP LLC, the general partner of OZ Advisors LP, which in turn is the general partner of SIMF. In that capacity, he may be deemed to have investment and/or voting control of the shares held by SIMF. OZ Management LP and its affiliates are beneficial owners of more than 5% of our outstanding ordinary shares. The business address for OZ Management Limited is 9 West 57th Street, New York, NY 00019.

(8)	Assumes the underwriters do not exercise the over-allotment option. Mambo Fiesta Limited, a company wholly owned and controlled by Qing Xu, has granted to the underwriters an over-allotment option to purchase 500,000 ordinary shares. If the underwriters exercise the over-allotment option in full, Mambo Fiesta Limited and Qing Xu will beneficially own 6,950,560 ordinary shares or 5.08% of our ordinary shares.

As of the date of this prospectus, none of our outstanding ordinary shares of Series A preferred shares are held by record holders in the United States. As of the date of this prospectus, 50.0% of our outstanding Series B preferred shares are held by three record holders in the United States. Each of OZMO, OZMA and SIMF, which holds our Series B preferred shares, has represented to us that it is affiliated with a registered broker-dealer. Based on their representations, we believe that at the time of the purchase of our Series B preferred shares, OZMO, OZMA and SIMF purchased our Series B preferred shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the shares. None of our shareholders, including OZMO, OZMA and SIMF, is in the business of underwriting securities.

Certain of our major shareholders and their affiliates have indicated their intentions to subscribe for the ADSs offered in this offering. None of such shareholders and their affiliates is currently under any obligation or has any contractual right to purchase any ADSs in this offering, and their interest in purchasing ADSs in this offering is not a commitment to do so.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

Since December 30, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies with at least three years of direct operations outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under the PRC regulations allowing 100% foreign ownership of a PRC advertising company any earlier than three years after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, AM Technology and Shenzhen AM, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently provided through contractual arrangements with our consolidated variable interest entities in China, principally AM Advertising, certain of its subsidiaries, Shengshi Lianhe and AirMedia UC.

Our variable interest entities directly operate our advertising network, enter into concession rights contracts and sell advertising time slots to our clients. We have been and are expected to continue to be dependent on our variable interest entities to operate our advertising business until we qualify for direct ownership of an advertising business in China under the PRC laws and regulations and acquire our variable interest entities as our direct, wholly-owned subsidiaries. AM Technology has entered into contractual arrangements with our variable interest entities, pursuant to which AM Technology provide exclusive technology support and service and technology development services in exchange for payments from them. In addition, AM Technology has entered into agreements with our variable interest entities and each of their shareholders which provide AM Technology with the substantial ability to control our variable interest entities. These agreements are summarized in the following paragraphs.

Technology Support and Service Agreements.    Pursuant to the technology support and service agreements between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, and AirMedia UC and AM Technology, respectively, AM Technology has the exclusive right to provide to AM Advertising, Shengshi Lianhe and AirMedia UC technology consulting services, including research and development of technologies related to AM Advertising, Shengshi Lianhe and AirMedia UC’s operation, the maintenance and monitoring of displays and programming systems, research on the solution of technical problems, and other related technical support and services. AM Technology owns the intellectual property rights developed in the performance of these agreements. AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology annual service fees in an amount determined by each of the parties in July of each year based on the number and experience of the technical service personnel, technologies used, time spent, contents and value of the technical services provided by AM Technology as well as the connection of the technical services provided with AM Advertising, Shengshi Lianhe and AirMedia UC’s gross revenues. These annual services fees are prorated into four quarters and due within 15 days before the end of each quarter. The aggregate annual fee that was agreed upon in July 2007 was US$0.9 million. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made in the twenty-days prior to the renewal of the term.

Technology Development Agreements.    Pursuant to the technology development agreements between AM Advertising and AM Technology, Shengshi Lianhe and AM Technology, and AirMedia UC and AM Technology, respectively, AM Advertising, Shengshi Lianhe and AirMedia UC exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. AM Advertising, Shengshi Lianhe and AirMedia UC pay to AM Technology annual service fees in an amount determined by each of the parties, in July of each year based on the number and experience of the technical service personnel, technologies used, time spent, content and value of the technical services provided by AM Technology as well as the connection of the technical services provided with AM Advertising, Shengshi Lianhe and AirMedia UC’s gross revenues. These annual services fees are prorated into four quarters and due within 15 days before the end of each quarter. The aggregate annual fee that was agreed upon in July 2007 was US$12.3 million. These agreements run for ten-year terms and are subject to automatic renewal for an additional ten-year term provided that no objection is made within twenty-days prior to the renewal of the term.

Call Option Agreements.    Under the call option agreements among AM Advertising, AM Technology, and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe and among AirMedia UC, AM Technology and the shareholders of AirMedia UC respectively, the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC irrevocably granted AM Technology or its designated third party an exclusive and irrevocable right to purchase from AM Advertising, Shengshi Lianhe or AirMedia UC’s shareholders, as the case may be, to the extent permitted under PRC law, all of the equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. AM Technology agrees to provide a guarantee for AM Advertising, Shengshi Lianhe or AirMedia UC’s performance of their obligations under any contracts or agreements relating to their business operations and committed to provide loans to support the business development needs of AM Advertising, Shengshi Lianhe or AirMedia UC or when AM Advertising, Shengshi Lianhe or AirMedia UC suffers any operating difficulties. No such guarantee or loan has been provided as of the date of this prospectus.

Equity Pledge Agreements.    Under the equity pledge agreements among AM Advertising, AM Technology and the shareholders of AM Advertising, among Shengshi Lianhe, AM Technology and the shareholders of Shengshi Lianhe and among AirMedia UC, AM Technology and the shareholders of AirMedia UC, respectively, the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC pledged all of their equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, to AM Technology to guarantee AM Advertising, Shengshi Lianhe or AirMedia UC’s performance of its obligations under the technology support and service agreements and the technology development agreements. AM Technology has the right to receive dividends from the shares pledged by the shareholders of AM Advertising, Shengshi Lianhe and AirMedia UC.

Authorization Letters.    Each shareholder of AM Advertising, Shengshi Lianhe and AirMedia UC has executed an authorization letter to authorize AM Technology to exercise certain of its rights as shareholder of AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, including voting rights, the rights to enter into legal documents to transfer any or all of its equity interests in AM Advertising, Shengshi Lianhe or AirMedia UC, as the case may be, and the rights to designate the general manager of AM Advertising, Shengshi Lianhe and AirMedia UC in the shareholder meetings. Such authorization letters will remain effective during the respective operating periods of AM Advertising, Shengshi Lianhe and AirMedia UC.

Business Cooperation Agreements.    AirTV United, a PRC company 75% owned by AM Advertising, holds a license to produce and operate television programs to be played in airports and on airplanes, which was granted by the State Administration of Radio, Film and Television. Under the business cooperation agreements between AirTV United and AM Advertising, and AirTV United and Shengshi Lianhe, respectively, AirTV United agreed to provide program collecting, selecting, editing and compiling services to AM Advertising and Shengshi Lianhe to satisfy their requirements for non-advertising contents shown in airports or on airplanes. AirTV United owns the copyrights developed in the performance of these agreements. AM Advertising and Shengshi Lianhe pay AirTV United a certain amount of service fees based on the program acquisition costs of AirTV United, the number and experience of program editing staff of AirTV United and the contents and value of the programs provided by AirTV United. AirTV United agreed not to enter into similar cooperation agreements or arrangements with any third parties without the written consent of AM Advertising and Shengshi Lianhe. These agreements run for ten-year terms.

Amounts Due to Sunshine Media Co., Ltd.

Sunshine Media Co., Ltd., or Sunshine, is a PRC company that was incorporated in September 1997. It was formed by Herman Man Guo, our chairman and chief executive officer, Qing Xu, our director, and other third party shareholders. Its principal business operation is to sell flight tickets for airlines.

In 2005, Sunshine paid to third parties on our behalf the costs of purchasing digital TV screens and certain operating expenses, and we agreed to reimburse Sunshine. We do not expect to enter into similar arrangements with Sunshine in the future. In October 2006, AM Advertising acquired a 75% equity interest in AirTV United from Sunshine at a purchase price of approximately US$3.3 million. Our amounts due to Sunshine were US$0.6 million and US$2.6 million as of December 31, 2005 and 2006, respectively. The amount for 2005 comprised operating expenses paid by Sunshine on behalf of and reimbursable by us for the purchase of digital TV screens. The amount for 2006 comprised operating expenses paid by Sunshine on behalf of and reimbursable by us for the purchase of digital TV screens and payable in connection with AM Advertising’s acquisition of 75% of the equity interest in AirTV United from Sunshine. As of June 30, 2007, the amount due to Sunshine was reduced to US$76,434 and we expect to settle the remaining balance before the completion of this offering.

Amounts Due from Beijing Aiyike

We entered into an agreement with Beijing Aiyike, of which we own a 51% equity interest, in June 2007 to provide short-term, interest free and unsecured loans to Beijing Aiyike. We provided loans to Beijing Aiyike in an aggregate amount of approximately US$0.2 million in June and July of 2007.

Private Placements

Series A Preferred Shares

In October 2005, we and CDH entered into an agreement, according to which we agreed that CDH or its affiliate would acquire a Series A preferred share interest in us. Under this agreement, CDH or its affiliate was obligated to pay US$12.0 million to us in return for a Series A preferred share interest of 37.6% of our total equity interest on an as converted basis, with the payments to be made at our discretion. CDH, through its wholly-owned subsidiary, paid approximately US$6.0 million and US$3.0 million in 2005 and 2006, respectively, and paid the remaining balance in February 2007. In February 2007, we and Global Gateway Investment Limited, a wholly-owned subsidiary of CDH, entered into a Series A share purchase agreement to document the issuance of a Series A preferred share interest contemplated under the October 2005 agreement. Each Series A preferred share will automatically convert into one ordinary share upon the completion of this offering.

In conjunction with the October 2005 agreement, CDH agreed to transfer up to 5,000,000 ordinary shares (converted from CDH’s Series A preferred shares) to Herman Man Guo, our founder, chairman and chief executive officer, if we achieved certain pre-determined performance benchmarks. On September 27, 2007, the share transfer arrangement was amended to eliminate the performance benchmarks and CDH transferred 5,000,000 ordinary shares (converted from CDH’s Series A preferred shares) to Mr. Guo without any conditions in recognition of his service to us.

Series B Preferred Shares

In June 2007, we issued and sold an aggregate of 16,000,000 Series B Redeemable Convertible Preferred Shares, par value US$0.001 each, in a private placement pursuant to a Series B share purchase agreement dated April 26, 2007 at an aggregate price of US$40.0 million to a group of investors, including OZMO, which purchased 3,868,000 shares, OZMA, which purchased 3,447,200 shares, SIMF, which purchased 684,800 shares, and AM SPV Limited, which purchased 8,000,000 shares from us. The Series B preferred shares will automatically convert into our ordinary shares upon the completion of this offering. The price at which the Series B preferred shares will be converted into the ordinary shares will be 90% of the initial public offering price, if an initial public offering is consummated before June 7, 2008, 85% of the initial public offering price, if an initial public offering is consummated after June 7, 2008 but before December 7, 2008, 80% of the initial public offering price, if an initial public offering is consummated after December 7, 2008 but before June 7, 2009 and the lower of (1) 80% of the initial public offering price, and (2) a price per ordinary share that will result in the conversion of Series B preferred shares into such number of the ordinary shares that represent 12.5% of our fully-diluted share capital, if an initial public offering is consummated after June 7, 2009.

Shareholders Agreement

In connection with our Series A private placement in October 2005, we and certain of our shareholders entered into a shareholders agreement in March 2007 to further document the shareholding relationship agreed upon in October 2005. That shareholders agreement was terminated in June 2007 when we and certain of our shareholders entered into a new shareholders agreement, dated as of June 7, 2007, with the Series B investors pursuant to the Series B private placement. The June shareholders agreement, as further amended and restated on September 27, 2007, provides that our board of directors will consist of a minimum of five directors. Herman Man Guo, Xiaoya Zhang and Qing Xu, or the founding shareholders collectively, have the right to appoint and remove two directors so long as the founding shareholders hold in the aggregate at least 15% of the equity interest of our company. If the founding shareholders or Global Gateway Investment Limited were to hold less than 15% of our equity interest, the founding shareholders and or Global Gateway Investment Limited, as the case may be, would have the right to appoint and remove one director. OZ Master Fund, Ltd., OZ Asia Master Fund, Ltd. and OZ Global Special Investments Master Fund, L.P. collectively have the right to designate one individual to attend all the board and committee meetings in an observer capacity so long as they hold at least 50% of their respective initial equity interests in our company. The preferred shareholders have preemptive rights with respect to any issuance of securities by us. The founding shareholders have certain rights with respect to any proposed share transfers by any preferred shareholders, including the right of first refusal with respect to any share transfers by any of the preferred shareholders, and vice versa. Under this agreement, we are required to obtain the consent of the directors appointed by the founding shareholders and Global Gateway Investment Limited to take certain actions, including the authorization, issuance or creation of any shares in any member of our group, any sale of all or substantially all of the assets of our group, any commitment to capital expenditures in excess of RMB2.5 million, and any non-ordinary course transactions or transactions outside our business scope.

Under this agreement, we have granted certain of our shareholders customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. For a detailed description of these rights, see “Description of Share Capital—Registration Rights.”

With the exception of the registration rights, this shareholders’ agreement will terminate upon the completion of this offering.

Share Exchange

Pursuant to a share exchange agreement dated June 7, 2007 among AirMedia Group Inc., Broad Cosmos, Global Gateway Investment Limited and Herman Man Guo, Qing Xu and Xiaoya Zhang, or the Existing Shareholders, AirMedia Group Inc. acquired all of shares of Broad Cosmos from Global Gateway Investment Limited and each Existing Shareholders in exchange for the issuance of substantially identical equity securities of AirMedia Group Inc. to Global Gateway Investment Limited and each Existing Shareholders as held in Broad Cosmos immediately prior to the share exchange. As a result, AirMedia Group Inc. owns 100% of the outstanding equity securities of Broad Cosmos and Global Gateway Investment Limited and the Existing Shareholders together owned (prior to the Series B private placement) 100% of the outstanding equity securities of AirMedia Group Inc.

Share Options

See “Management—Share Options.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

As of the date of this prospectus, our authorized share capital consists of 451,400,000 ordinary shares, with a par value of US$0.001 each, 32,600,000 Series A preferred shares, with a par value of US$0.001 each, and 16,000,000 Series B preferred shares, with a par value of US$0.001 each. As of the date of this prospectus, there are 67,400,000 ordinary shares, 32,600,000 Series A preferred shares and 16,000,000 Series B preferred shares issued and outstanding. All of our Series A and Series B preferred shares will automatically convert into our ordinary shares upon the completion of this offering.

Upon completion of this offering, we will adopt an amended and restated memorandum and articles of association and our authorized share capital will be US$1,000,000 divided into 900,000,000 ordinary shares of a nominal or par value of US$0.001 each and 100,000,000 preferred shares of a nominal or par value of US$0.001 each. We will not have any preferred shares issued and outstanding upon the completion of this offering and we have no current plan to issue any preferred shares. However, our amended and restated memorandum and articles of association will provide our board of directors the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. While the issuance of preferred shares provides us with flexibility in connection with possible acquisitions or other corporate purposes, it could, among other things, have the effect of delaying, deferring or preventing a change of control transaction and could adversely affect the market price of our ADSs.

The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon completion of this offering.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder holding at least ten percent of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances since our establishment.

Ordinary Shares

As part of the October 2005 agreement between the founding shareholders and CDH, it was agreed that the founding shareholders would hold 100% of our ordinary shares, representing 62.4% of our total equity interest on an as converted basis. After our intermediate holding company, Broad Cosmos, was incorporated in June 2006 in connection with our corporate restructuring, Broad Cosmos issued 10,000 ordinary shares to the founding shareholders. In March 2007, the Broad Cosmos ordinary shares were split and the total ordinary shares issued and outstanding to the founding shareholders was 62,400,000. In June 2007, pursuant to a share exchange agreement between AirMedia Group Inc. and the founding shareholders and preferred shareholders of Broad Cosmos, AirMedia Group Inc. issued 62,400,000 ordinary shares to the founding shareholders in exchange for their 62,400,000 ordinary shares of Broad Cosmos.

In July 2007, we granted options to purchase a total of 8,065,000 of our ordinary shares at an exercise price of US$2.00 per share to a group of individuals including our executive officers, directors, employees and consultants.

Preferred Shares

In October 2005, we and CDH entered into an agreement, according to which we agreed that an affiliate of CDH would acquire a Series A preferred share interest in us. Under this agreement, CDH or its affiliate was obligated to pay US$12.0 million to us in return for a Series A preferred share interest of 37.6% of our total equity interest on an as converted basis, with the payments to be made at our discretion. CDH, through its wholly-owned subsidiary, paid approximately US$6.0 million and US$3.0 million in 2005 and 2006, respectively, and paid the remaining balance in February 2007. In February 2007, we and Global Gateway Investment Limited, a wholly-owned subsidiary of CDH, entered into a Series A share purchase agreement to document the issuance of a Series A preferred share interest contemplated under the October 2005 agreement. In June 2007, pursuant to a share exchange agreement between AirMedia Group Inc. and the founding shareholders and preferred shareholders of Broad Cosmos, AirMedia Group Inc. issued 37,600,000 preferred shares to Global Gateway Investment Limited in exchange for its 37,600,000 preferred shares of Broad Cosmos. Each Series A preferred share will automatically convert into one ordinary share upon the completion of this offering.

On September 27, 2007, Global Gateway Investment Limited converted 5,000,000 Series A preferred shares into 5,000,000 ordinary shares and transferred these ordinary shares to a personal holding company wholly owned by Mr. Herman Man Guo, our founder, chairman and chief executive officer. See “Related Party Transactions—Private Placements—Series A Preferred Shares.”

In June 2007, we issued and sold an aggregate of 16,000,000 Series B Redeemable Convertible Preferred Shares, par value US$0.001 each, in a private placement pursuant to a Series B share purchase agreement dated April 26, 2007 at an aggregate price of US$40.0 million to a group of investors, including OZMO, which purchased 3,868,000 shares, OZMA, which purchased 3,447,200 shares, SIMF, which purchased 684,800 shares, and AM SPV Limited, which purchased 8,000,000 shares from us. The Series B preferred shares will automatically convert into our ordinary shares upon the completion of this offering. The price at which the Series

B preferred shares will be converted into the ordinary shares will be 90% of the initial public offering price, if an initial public offering is consummated before June 7, 2008, 85% of the initial public offering price, if an initial public offering is consummated after June 7, 2008 but before December 7, 2008, 80% of the initial public offering price, if an initial public offering is consummated after December 7, 2008 but before June 7, 2009 and the lower of (1) 80% of the initial public offering price, and (2) a price per ordinary share that will result in the conversion of Series B preferred shares into such number of the ordinary shares that represent 12.5% of our fully-diluted share capital, if an initial public offering is consummated after June 7, 2009.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that term is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

Pursuant to our shareholders agreement entered into in June 2007, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued upon conversion of our preferred shares. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights

At any time commencing the earlier of February 27, 2010 and six months following a public offering, either holders of at least 25% of registrable securities then held by shareholders holding Series A preferred shares on the date of the June 2007 shareholders agreement or holders of at least 25% of registrable securities then held by shareholders holding Series B preferred shares on the date of the June 2007 shareholders agreement have the right to demand that we file a registration statement under the Securities Act covering the registration of their securities. However, we are not obligated to effect any such demand registration if our shareholders do not propose to sell our ordinary shares and such other securities at an aggregate price to the public of at least US$3 million, or if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if the shareholders requesting such registration had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed. We are not obligated to effect more than two such demand registrations initiated by Series A preferred shareholder and two such demand registrations initiated by Series B preferred shareholders.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities, other than pursuant to a F-3 registration statement or the shareholders’ demand registration rights or other than relating to a share option plan or a corporate reorganization, we must offer all holders of registrable securities the opportunity to include their securities in the registration statement. Registrations pursuant to such piggyback registration are not deemed as demand registrations.

Form F-3 Registration Rights

Any holder or holders of a majority of our registrable shares then outstanding have the right to request we file a registration statement under Form F-3 or S-3 covering the offer and sale of their securities. However, we are not obligated to effect any such registration if, among other things, Form S-3 or F-3 is not available for such offering by the shareholders, or the aggregate amount of securities to be sold under the registration statement is less than US$3 million, or we have, within the six month period preceding the demand, already effected a registration under the Securities Act, or in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such Form S-3 or Form F-3 registration statement to be filed. Such requests for registrations are not counted as demand registrations.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registrations, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depository in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (a) deduct the amount thereof from any cash distributions, or (b) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated upon the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (c) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (a) the identity of any signatory and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems reasonably appropriate as a result of market conditions. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 15,000,000 ADSs representing approximately 22.7% of our ordinary shares in issue, assuming an initial public offering price of US$10.00 per ADS (which is the midpoint of the initial public offering price range). All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the Nasdaq Global Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares, whether any such transaction described above is to be settled by delivery of ADSs or ordinary shares or such other securities, in cash or otherwise, or file any registration statement with the SEC relating to the offering of any ADSs, ordinary shares, or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

Our directors, executive officers, all of our existing shareholders and option holders have agreed that, subject to certain exceptions, they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any ordinary shares, any ADSs, or any securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into any swap, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day “lock-up” period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive such an extension in writing.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our restricted ordinary shares for at least one year is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,323,888 ordinary shares immediately after this offering, assuming an initial public offering price of US$10.00 per ADS (which is the midpoint of the initial public offering price range); or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lockup arrangements and would only become eligible for sale when the “lock-up” period expires.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the “lock-up” agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Registration Statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” are the opinion of Latham & Watkins LLP, our special United States counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, dividends payable to non-PRC investors are exempt from PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.

On March 16, 2007, the National People’s Congress promulgated the EIT Law, which will take effect beginning January 1, 2008. Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. The EIT Law does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” would be considered to be located in China. Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. Even a foreign enterprise otherwise classified as a “non-resident enterprise” shall be subject to the EIT on its income derived from PRC at the rate of 25% provided it has an establishment and premise in the PRC and at 20% provided it has no establishment or premise in the PRC.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on dividends payable to non-PRC investors, under the EIT Law, foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs, if such income is regarded as income from “sources within the PRC.” Given the fact that (i) the new PRC enterprise income tax law does not define what is “sources within the PRC”, (ii) whether we would be regarded as “Resident Enterprise” is not clear; and (iii) official clarification of the proper interpretation and implementation of the new PRC enterprise income tax law has not been promulgated, it is uncertain whether foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon the dividends payable by us or on any gains they realize from the transfer of our shares or ADSs. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADSs holders or on any gains of the transfer of their shares or ADSs, your investment in our ADSs or ordinary shares may be materially and adversely affected.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions in the following discussion are the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material United States federal income tax consequences of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this registration statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this registration statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefit of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, upon listing on the Nasdaq Global Market (but not our ordinary shares), will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

Although it is not clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules, we believe we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year ended December 31, 2007. Our belief is based on our current and anticipated operations and composition of our earnings and assets for the 2007 taxable year, including the current and expected valuation of our assets based on the current value of our equity and the expected price of our ADSs following the offering. Our actual PFIC status for 2007 will not be determinable until the close of the 2007 taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the 2007 taxable year or for any future taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status for any taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, because the total value of our assets for purposes of the asset test will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, it is possible that fluctuations in the market price of the ADSs and ordinary shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC can make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. However, such election cannot be made with respect to any lower tier PFIC. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the Nasdaq Global Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Lehman Brothers Inc. are acting as representatives, have severally agreed to purchase, and we and a selling shareholder have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Lehman Brothers Inc.
CIBC World Markets Corp.
Susquehanna Financial Group, LLLP

Total	15,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer the ADSs in the United States through its registered broker-dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We and a selling shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional ADSs at the public offering price of $            , less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $             million, the total underwriters’ discounts and commissions would be $             million and the total proceeds to us (before expenses) would be $             million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The table below shows the per ADS and total underwriting discounts and commissions we and the selling shareholders will pay the underwriters, assuming an initial public offering price of $10.00 per ADS as the midpoint of the estimated range of the initial public offering price. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by the Company	US$	US$
Total by the selling shareholders	US$	US$

In June 2007, AM SPV Limited purchased 8,000,000 of our Series B Redeemable Convertible Preferred Shares for US$20.0 million. AM SPV Limited distributed these Series B preferred shares to its shareholders in August 2007. Pursuant to this distribution, SIG China Investments One, Ltd., an affiliate of Susquehanna Financial Group, LLLP, received 4,000,000 Series B preferred shares. The Series B preferred shares will automatically convert into ordinary shares upon the completion of this offering at a conversion price equal to 90% of the initial public offering price. The shares acquired by the affiliate of Susquehanna Financial Group, LLLP shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the public offering, except as otherwise permitted by Conduct Rule 2710 of the Financial Industry Regulatory Authority.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$3.6 million. Expenses include the Securities and Exchange Commission and the Financial Industry Regulatory Authority filing fees, the Nasdaq Global Market listing fees, printing, and legal, accounting and transfer agent and registrar fees.

We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “AMCN.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8).

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	ADSs to be sold by us to the underwriters in the offering;

•

transactions by a selling shareholder relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ordinary shares, ADSs or other securities acquired in such open market transactions;

•

the issuance by us of ordinary shares issuable upon the exercise of an option or warrant or the conversion of any outstanding securities, provided that such recipients shall agree in writing to be subject to the restrictions described above; or

•

the grant or issuance by us of options, shares, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under our equity plans and the shares or other securities issued upon exercise or conversion of any of the foregoing, provided that such recipients shall agree in writing to be subject to the restrictions described above.

Each of our directors, executive officers, existing shareholders and option holders has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph generally do not apply to:

•	the registration of the offer and sale of ADSs or ordinary shares and the sale of the ADSs or ordinary shares to the underwriters in the offering;

•	bona fide gifts, provided that the recipient shall agree in writing to be subject to the restrictions described above;

•	sales or transfers to affiliates, provided that such affiliates shall agree in writing to be subject to the restrictions described above;

•

any transactions relating to ordinary shares, ADSs or other of our securities acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ordinary shares, ADSs or other securities acquired in such open market transactions;

•

any ADSs purchased directly from the underwriters in the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ADSs or other securities acquired in the offering; or

•

transfers of ordinary shares or ADSs to immediate family members or trusts for the sole benefit of entities wholly owned by such selling shareholder, director, executive officer, existing shareholder or optionholder or its immediate family members, provided that such transferees shall agree in writing to be subject to the restrictions described above.

The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the representatives.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,121,250 ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made by Morgan Stanley & Co. International plc through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Lehman Brothers Inc. is 745 Seventh Avenue, New York, New York 10019, United States of America. The address of CIBC World Markets Corp. is 300 Madison Avenue, 5th Floor, New York, New York 10017, United States of America. The address of Susquehanna Financial Group, LLLP is 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004, United States of America.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.    An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA).

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan.    The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.    Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Nasdaq Global Market listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$	5,825

Nasdaq Global Market listing fee		100,000

Financial Industry Regulatory Authority filing fee		19,475

Printing expenses		200,000

Legal fees and expenses		1,650,000

Accounting fees and expenses		1,000,000

Miscellaneous		600,000

Total	US$	3,575,300

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Fangda Partners. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements and the related financial statement schedule for the period from August 7, 2005 to December 31, 2005 and for the year ended December 31, 2006 in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F., Office Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, The People’s Republic of China.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited and unaudited consolidated financial statements beginning on page F-1, to the extent they relate to the practices and methodologies management used to determine the fair value of our ordinary shares and stock options on the grant dates, have been reviewed and confirmed by American Appraisal China Limited, an independent appraiser. Management is solely responsible for determining the value of its ordinary shares and share options, and made its value determinations with the assistance of American Appraisal China Limited. The offices of American Appraisal China Limited are located at Room 1506, 15/F Dah Sing Financial Centre, 108 Gloucester Road, Wanchai, Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will be subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

AIRMEDIA GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the Period From August 7, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-4

Consolidated Statements of Shareholders’ Equity (Deficiency) and Comprehensive Income (loss) for the Period from August 7, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-5

Consolidated Statements of Cash Flows for the Period From August 7, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-6

Notes to Consolidated Financial Statements for the Period from August 7, 2005 to December 31, 2005 and the Year Ended December 31, 2006	F-7 - F-28

Additional Information—Financial Statement Schedule I	F-29 - F-35

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2007	F-36

Unaudited Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2006 and 2007	F-37

Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2007 and Comprehensive Income for the Six Months Ended June 30, 2006 and 2007	F-38

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and 2007	F-39

Notes to Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2006 and 2007	F-40 - F-56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

AIRMEDIA GROUP INC.

We have audited the accompanying consolidated balance sheets of AirMedia Group Inc. (the “Company”), its subsidiaries, its variable interest entities (the “VIE”) and its VIE’s subsidiary (collectively the “Group”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income (loss), and cash flows for the period from August 7, 2005 (Commencement of Operation) to December 31, 2005 and the year ended December 31, 2006, and the related financial statement schedule included in Schedule I. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

July 17, 2007

AIRMEDIA GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data)

	December 31, 2005	December 31, 2006

Assets
Current assets:
Cash	$2,952	$2,086
Accounts receivable, net of allowance for doubtful accounts of $Nil, and $273 in 2005 and 2006	961	5,261
Prepaid concession fees	333	1,204
Other current assets	256	1,377

Total current assets	4,502	9,928
Acquired intangible assets, net	—	4,885
Property and equipment, net	959	4,519
Long term deposits	637	750
Deferred tax assets - noncurrent	273	465

TOTAL ASSETS	6,371	20,547

Liabilities
Current liabilities:
Notes payable	784	—
Accounts payable	792	2,863
Accrued expenses and other current liabilities	208	1,297
Deferred revenue	123	1,162
Amounts due to related parties	647	2,366
Amounts due to shareholders	—	211

Total current liabilities	2,554	7,899

Non-current liabilities:
Amounts due to shareholders	211	—
Deferred tax liability—noncurrent	—	1,612

Total liabilities	2,765	9,511

Commitments (Note 20)
Minority interest	—	(1)
Series A convertible redeemable preferred shares ($0.001 par value; 37,600,000 and 37,600,000 shares authorized and 37,600,000 and 37,600,000 shares issued and outstanding in 2005 and 2006, respectively)	12,296	13,736
Series A subscription receivable	(6,000)	(2,920)
Shareholders’ equity
Ordinary shares ($0.001 par value; 162,400,000 shares authorized in 2005 and 2006; 62,400,000 shares issued and outstanding in 2005 and 2006 respectively)	62	62
Ordinary shares subscription receivable	(62)	(62)
Statutory reserve	—	102
Accumulated deficit	(2,698)	(174)
Accumulated other comprehensive income	8	293

Total shareholders’ equity (deficiency)	(2,690)	221

TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$6,371	$20,547

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006
Revenues	$1,350	$18,896
Business tax and other sales tax	(2)	(961)

Net revenues	1,348	17,935

Cost of revenues	3,189	10,040

Gross profit (loss)	(1,841)	7,895

Operating expenses:
Selling and marketing	461	2,751
General and administrative	376	1,293

Total operating expenses	837	4,044

Income/(loss) from operations	(2,678)	3,851
Interest income	3	17

Income/(loss) before income taxes and minority interest	(2,675)	3,868

Income tax benefits	273	197
Net income/(loss) before minority interest	(2,402)	4,065

Minority interest	—	1

Net income (loss)	(2,402)	4,066

Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	(296)	(1,440)

Net income/(loss) attributable to holders of ordinary shares	(2,698)	2,626

Net income/(loss) per ordinary share - basic and diluted	$(0.04)	$0.03

Net income per preferred share - basic	$0.01	$0.06

Shares used in calculating net income/(loss) per ordinary share - basic and diluted	62,400,000	62,400,000

Shares used in calculating net income per preferred share - basic	37,600,000	37,600,000

Pro forma net income per share on an as converted basis, basic (unaudited) (Note 2)	$(0.03)	$0.04

Pro forma net income per share on an as converted basis, diluted (unaudited) (Note 2)	$(0.03)	$0.04

Shares used in calculating pro forma per share amounts on an as converted basis, basic (unaudited) (Note 2)	81,583,673	100,000,000

Shares used in calculating pro forma per share amounts on an as converted basis, diluted (unaudited) (Note 2)	81,583,673	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Subscription receivable	Statutory reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity (deficiency)	Comprehensive income (loss) for the period/year
	Shares	Amount
Balance as of August 7, 2005	—	—	—	—	—	—	—
Issuance of ordinary shares	62,400,000	$62	$(62)	—	—	—	—
Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	—	—	—	—	$(296)	—	$(296)
Foreign currency translation adjustment	—	—	—	—	—	$8	8	$8
Net loss	—	—	—	—	(2,402)	—	(2,402)	(2,402)

Balance as of December 31, 2005	62,400,000	62	(62)	—	(2,698)	8	(2,690)	(2,394)
Deemed dividend on series A convertible redeemable preferred shares-Accretion of redemption premium	—	—	—	—	(1,440)	—	(1,440)
Provision for statutory reserve	—	—	—	102	(102)	—	—
Foreign currency translation adjustment	—	—	—	—	—	285	285	285
Net income	—	—	—	—	4,066	—	4,066	4066

Balance as of December 31, 2006	62,400,000	$62	$(62)	$102	$(174)	$293	$221	$4,351

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,402)	$4,066
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest	—	(1)
Allowance for doubtful accounts	—	268
Depreciation and amortization	318	522
Changes in assets and liabilities
Accounts receivable	(960)	(4,455)
Prepaid concession fees	(332)	(844)
Other current assets	(256)	(1,083)
Long term deposit	(636)	(97)
Accounts payable	791	1,829
Amounts due to related party	133	12
Amounts due to shareholder	10	—
Accrued expenses and other current liabilities	208	985
Deferred revenue	122	1,015
Deferred tax assets	(273)	(197)

Net cash provided by (used in) operating activities	(3,277)	2,020

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(762)	(3,377)
Purchase of intangible assets	—	(1,969)

Net cash used in investing activities	(762)	(5,346)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) note payables	784	(795)
Proceeds from amounts due to shareholders	200	—
Proceeds from issuance of series A convertible redeemable preferred shares	6,000	3,080

Net cash provided by financing activities	6,984	2,285

Effect of exchange rate changes	7	175

NET INCREASE (DECREASE) IN CASH	2,952	(866)
CASH, BEGINNING OF PERIOD	—	2,952

CASH, END OF YEAR	$2,952	$2,086

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION NON-CASH INVESTING ACTIVITIES:
Amount due to related party for acquisition of intangible assets (Note 4 and 21)	$—	$1,341
Fair value of property and equipment acquired in exchange of advertising services rendered	$5	$699

The accompanying notes are an integral part of these consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

AirMedia Group Inc. (“AirMedia” or the “Company”) was incorporated in the Cayman Islands on April 12, 2007. Through a share swap with Broad Cosmos Enterprises, Ltd. (“Broad Cosmos”), an entity under common control of AirMedia, AirMedia became the holding company for the group of companies as described below.

AirMedia, its subsidiaries, its variable interest entities (“VIEs”) and VIE’s subsidiary (collectively referred to “AirMedia and its subsidiaries” or the “Group”) operate air travel TV media network in the People’s Republic of China (“PRC”) with exclusive contracts and concession rights to operate digital displays in the major airports in the PRC, and on the airplanes operated by major airline companies in the PRC.

As of December 31, 2006, details of the Group’s subsidiaries, VIEs and VIE’s subsidiary are as follows:

Name	Date of incorporation/ acquisition	Place of incorporation	Percentage of economic ownership
Intermediate Holding Company:
Broad Cosmos	June 26, 2006	British Virgin Islands	100%
		(“BVI”)

Subsidiaries:
AirMedia Technology Co., Ltd.	September 19, 2005	PRC	100%
(“AM Technology”)
Shenzhen AirMedia Technology Co., Ltd.	June 6, 2006	PRC	100%
(“Shenzhen AM”)

VIEs:
Beijing Shengshi Lianhe Advertising Co., Ltd.	August 7, 2005	PRC	100%
(“Shengshi Lianhe”)
Beijing AirMedia Advertising Co., Ltd.	November 22, 2005	PRC	100%
(“AM Advertising”)

VIE’s subsidiary:
Beijing AirTV United Media & Culture Co., Ltd.	October 10, 2006	PRC	75%
(“AirTV United”)

The VIE arrangements

Chinese regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. Since December 30, 2005, foreign investors have been permitted to own directly a 100% interest in PRC advertising companies if the foreign investor has at least three years of direct operations outside of PRC.

However, since the Group has not been involved in the direct operation of the advertising business outside of the PRC, the PRC subsidiaries of the Group, AM Technology and Shenzhen AM, which are considered foreign-invested, are currently ineligible to apply for the required advertising service licenses in the PRC.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

The Group therefore conducts substantially all of its activities through Shengshi Lianhe and AM Advertising (the “VIEs”) and the VIEs’ subsidiary. The VIEs have entered into a series of agreements with AM Technology in November 2005:

•

Technology support and service agreement: AM Technology provides exclusive technology supports and consulting services to the VIEs and VIEs are required to pay AM Technology for the technical and consulting services they are provided. The VIEs pay to AM Technology annual service fees in the amount determined by VIEs and AM Technology on negotiation basis each year.

•

Technology development agreement: VIEs exclusively engage AM Technology to provide technology development services. AM Technology owns the intellectual property rights developed in the performance of these agreements. The VIEs pay to AM Technology annual service fees in the amount determined by VIEs and AM Technology on negotiation basis each year.

•

Call option agreement: Under the call option agreements, the shareholders of VIEs irrevocably granted AM Technology or its designated third party an exclusive option to purchase from VIEs’ shareholders, to the extent permitted under PRC law, all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. In addition, AM Technology will act as guarantor of VIEs in all operation related contracts, agreements and transactions and commit to provide loans to support the business development needs of VIEs or when the VIEs are suffering operating difficulties. No such guarantee or loans were provided as of December 31, 2006.

•

Equity pledge agreement: Under the equity pledge, the shareholders of the VIEs pledged all of their equity interests, including the right to receive declared dividends, in the VIEs to AM Technology to guarantee VIEs’ performance of its obligations under the technology support and service agreement and the technology development agreement.

•

Authorization letter: Each shareholder of the VIEs has executed an authorization letter to authorize AM Technology to exercise certain of its rights, including voting rights, the rights to enter into legal documents and the rights to transfer any or all of its equity interest in the VIEs. Such authorization letters will remain effective during the operating periods of the VIEs.

Through the above contractual arrangements, AM Technology has obtained 100% of shareholders’ voting interest in the VIEs and has the right to receive all dividends declared and paid by the VIEs. As a result, AM Technology receives substantially all of the VIEs’ expected residual returns and holds variable interests in the VIEs. Since AM Technology is the primary beneficiary of the VIE arrangement, it consolidates the VIEs under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

History of the Group and corporate reorganization

The Group’s history began with the commencement of operation by the following shareholders in Shengshi Lianhe (“Shengshi”), a company registered in the PRC, on August 7, 2005. Prior to the commencement of operations, Shengshi Lianhe had no assets, no liabilities and no operations. It was incorporated on March 12, 2001.

Beneficiary owners	Percentage of ownership
Mr. Guo, Man (“Guo, Man”)	79.86%
Mr. Xu, Qing (“Xu, Qing”)	11.94%
Mr. Zhang, Xiaoya (“Zhang, Xiaoya”)	8.20%

Shengshi Lianhe began to enter into concession right agreements with airports and airlines to display advertising at those airports and on airplanes.

In October 2005, Guo, Man, Xu, Qing and Zhang, Xiaoya, (collectively the “founding shareholders”) and CDH China Management Company Limited entered into a legally binding agreement (the “2005 Agreement”), according to which CDH China Growth Fund II L.P. or its affiliate (collectively “CDH”), became an investor through the ownership of convertible preferred shares. CDH is a third party private equity fund. Under this 2005 Agreement:

(i)	the founding shareholders obtained 100% of the common stock issued and outstanding in AM Technology, which entered into a VIE arrangement with Shengshi in November, 2005, and any new entities formed in the Group. Assuming the conversion of the convertible preferred interest held by CDH into ordinary shares, the founding shareholders would hold 62.4% of total ordinary shares.

(ii)	CDH agreed to contribute US$12,000 cash into the business in return for a convertible redeemable preferred share interest, which represents 37.6% of the total equity interest in AM Technology on an if converted basis and in any new entities formed in the Group (see Note 15).

Upon CDH’s investment, the equity interest structure of AM Technology on and as converted basis was as follows:

Beneficiary owners	Percentage of ownership
Guo, Man	49.83%
Xu, Qing	7.45%
Zhang, Xiaoya	5.12%
CDH	37.60%

Total	100%

In anticipation of making such an investment, in August 2005, CDH had established AirMedia (China) Ltd. in Hong Kong with 100% ownership through AM International, a wholly owned BVI company and in September 2005, AirMedia (China) Ltd. established a wholly owned PRC subsidiary, AM Technology.

There was no change in control of the underlying business of Shengshi Lianhe before and after CDH became a shareholder of AM Technology and this has been treated as a recapitalization of the Shengshi Lianhe business with no change in basis.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

Subsequently, CDH has subscribed in cash for its convertible preferred share interest as and when called upon to do so and as of December 31, 2006 had subscribed $9,080 out of the total cash consideration of $12,000.

Broad Cosmos was incorporated in the BVI on June 26, 2006 for the purpose of holding a 100% equity interest in AM Technology and other subsidiaries and VIEs formed subsequent to the incorporation of AM Technology.

In March 2007, Broad Cosmos executed a share split which made total ordinary shares issued and outstanding 62,400,000.

On April 12, 2007, the shareholders of Broad Cosmos incorporated AirMedia in the Cayman Islands as a new holding Company of Broad Cosmos and executed a 1 to 1 share swap between Broad Cosmos and AirMedia. As a result, AirMedia has become the holding company of Broad Cosmos and its subsidiaries, its VIEs and its VIE’s subsidiary. The impact of this share split and share swap has been retroactively reflected in the Group’s consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and its VIE’s subsidiary. All inter-company transactions and balances have been eliminated upon combination.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, the useful lives of and impairment for property and equipment and intangible assets, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d) Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

(e) Property and equipment, net

Property and equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Digital display network equipment	5 years
Furniture and fixture	5 years
Computer and office equipment	5 years
Vehicle	5 years
Leasehold improvement	Shorter of the term of the lease or the estimated useful lives of the assets

(f) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

(g) Acquired intangible assets

Acquired intangible asset represents a TV program production and operation license (“TV program license”), which is carried at cost less accumulated amortization. The license has perpetual life but is subject to annual compliance review by a government agency. The Company determined the license has an estimated economic useful life of 20 years and computed the amortization using the straight-line method.

(h) Revenue recognition

The Group’s revenues are derived from selling advertising time slots on the Group’s air travel digital media network. For the period from August 7, 2005 to December 31, 2005 and year ended December 31, 2006, substantially all of the advertising revenues are generated from digital TV screens in airports and digital TV screens on airlines.

The Group typically signs standard contracts with its advertising customers, who require the Group to run the advertiser’s advertisements on the Group’s network in specified airports and on specified airplanes for a period of time. The Group recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

Deferred revenue

Prepayments from customers for advertising service are deferred and recognized as revenue when the advertising services are rendered.

Non-monetary exchanges

The Group periodically exchange advertising time slots with other entities for assets or services, such as digital screen network equipment and office rental. Consistent with the guidance in APB Opinion No.29

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

Accounting for nonmonetary transactions as amended by FASB Statement No. 153 Exchanges of nonmonetary assets, an amendment of APB Opinion No.29, such transactions are accounted for as nonmonetary exchange, and based on guidance in EITF 99-17, Accounting for Advertising Barter Transactions, we recognize revenue and assets/expenses of the exchanges based on the fair value of the advertising provided, which can be determined based on our own historical practice of receiving cash. For the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, the amounts of revenue recognized for nonmonetary transactions were $34 and 759, respectively. No direct costs are attributable to the revenues.

(i) Business tax and other sale related taxes

The Group’s PRC subsidiary and VIEs are subject to business tax and other sale related taxes at the rate of 8.5% on total revenues after deduction of certain costs of revenues permitted by the PRC tax laws. Business tax is recorded as a deduction to revenue when incurred.

(j) Concession fees

The Group entered concession right agreements with airports and airlines, under which the Group has the right to use the spaces or equipment of the airports and airlines to display the advertisements. The concession right agreement is treated as an operating lease arrangement.

Fees under concession right agreements with airports and airlines are usually due every three or six months. Payments made are recorded as current assets and current liabilities according to the respective payment terms. Most of the concession fees are fixed with escalation, which means fixed increase over each year of the agreement. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which is generally between three and five years.

(k) Agency fees

The Group pays fees to advertising agencies based on certain percentage of revenue made through the advertising agencies upon receipt of payment from advertisers. The agency fees are charged to cost of revenues in the consolidated statement of operation ratably over the period in which the advertising is displayed. Prepaid and accrued agency fees are recorded as current assets and current liabilities according to relative timing of payments made and advertising service provided.

(l) Other operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(m) Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $1 and $239 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively, and have been included as part of selling and marketing expenses.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

(n) Foreign currency translation

The functional and reporting currency of AirMedia is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Group’s subsidiaries, its VIEs and its VIE’s subsidiary located in the PRC are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency of these entities. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the accompanying consolidated statements of shareholders’ equity (deficiency) and comprehensive income (loss).

(o) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Group has elected to early adopt FIN 48 from August 7, 2005 as no prior year audited consolidated financial statements of the Group have been issued before. The adoption of FIN 48 had no significant impact on the Group’s accounting for income taxes for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006.

(p) Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances except for transactions resulting from investments by shareholders and distributions to shareholders.

(q) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places their cash with financial institutions with high-credit ratings and quality.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers. The amount of receivables ultimately not collected by the Group has generally been consistent with management’s expectations and the allowance established for doubtful accounts.

Details of the customers accounting for 10% or more of total revenues are as follow:

Customer	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006
	%	%
A	15.52	3.06
B	10.76	2.62

Details of the customers accounting for 10% or more of accounts receivable are as follow:

	As of December 31,
Customer	2005	2006
	%	%
A	21.83	—
B	15.14	—
C	—	11.52

(r) Fair value of financial instruments

The carrying amounts of accounts receivable, accounts payable, amounts due to related parties, amounts due to shareholders and notes payable approximate their fair values due to the short-term maturity of these instruments.

(s) Net income/(loss) per share

In accordance with SFAS No. 128 (“SFAS 128”), “Computation of Earnings Per Share,” and EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, basic net income (loss) per share are computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated on a pro rata basis to each class of ordinary shares and other participating securities based on their participating rights. Net losses applicable to holders of ordinary shares are allocated to ordinary shares because the Series A preferred shares are not contractually obligated to participate in sharing losses.

The holders of Series A preferred shares are entitled to share dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group has used the two-class method in computing net income (loss) per share.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

(t) Unaudited pro forma net income (loss) per share

Pro forma basic and diluted income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A convertible preferred shares.

(u) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. This statement defines fair value, establishes a framework of measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

3. SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling air-traveling television advertising time slots on their network of television screens located in high traffic airports and on airplanes of airline companies throughout PRC.

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC. Although the Group operates through multiple airports and airlines in PRC which include Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu etc, it believes it operates in one segment as all airports and airlines provide selling air-traveling television advertising time slots to the customers and advertisers. Accordingly all financial segment information can be found in the consolidated financial statements.

	December 31,
	2005	2006
Revenues:
Digital TV screens in airports	$887	$10,502
Digital TV screens on airplanes	405	4,868
Other displays	58	3,526

	$1,350	$18,896

4. ACQUISITION

On October 10, 2006, the Group, through AM Advertising, acquired 75% equity interest of AirTV United with cash consideration of $3,310. AirTV United had no material assets and liabilities and was inactive other than holding a TV program license, which is authorized by China National TV & Movie Broadcasting Bureau. This license allows editing, producing and operating non-advertising programs that are displayed on TV. The following table presents the allocation of the acquisition costs:

		Amortization period
Total consideration	$3,310
Less: cash acquired	(1)

Cost allocated to TV program license	3,309
Plus: deferred income tax liability recognized	1,631

Total acquired intangible asset cost initially recognized	$4,940	20 years

The 25% interest held by other shareholders of AirTV United is recorded as minority interest in the consolidated balance sheets and consolidated statement of operations.

As of December 31, 2006, $1,969 was paid out of the total consideration of $3,310. The remaining balance of $1,341 was recorded as amount due to related party as set out in Note 21(c).

The pro forma effects of the AirTV United acquisition as if the acquisition had occurred on January 1, 2006 on the Group’s consolidated financial statements were immaterial as this entity has no other significant business transactions other than holding this license.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2005	2006
Billed receivable	$537	$1,062
Unbilled receivable	424	4,199

	$961	$5,261

Unbilled receivable represents amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

Movement of allowance for doubtful accounts is as follows:

	Balance at Beginning of the period	Charge to expenses	Reductions	Exchange adjustment	Balance at end of the period
2005	—	—	—	—	—
2006	—	$268	—	5	$273

6. OTHER CURRENT ASSETS

Other current assets consist of the follows:

	December 31,
	2005	2006
Prepaid agency fees	$75	$662
Advances to employees	61	544
Short-term deposits	22	146
Other prepaid expenses	98	25

	$256	$1,377

Short-term deposits primarily consist of prepaid deposit for leasing office space.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

7. LONG-TERM DEPOSITS

Long term deposits consist of the follows:

	December 31,
	2005	2006
Concession fee deposits	$587	$699
Office rental deposits	50	51

	$637	$750

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of two to three years and are refundable at the end of the lease term.

The long term deposits are not within the scope of Accounting Principles Board Opinion No. 21, Interests on Receivables and Payables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at costs.

8. ACQUIRED INTANGIBLE ASSETS, NET

The TV program license (Note 4) is amortized on straight-line basis over 20 years, the estimated useful life. The amortization expense of the license was $55 for the year ended December 31, 2006. The balance of the license is as follows:

	December 31,
	2005	2006
TV program license	—	$4,940
Less: accumulated amortization	—	(55)

	—	$4,885

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the follows:

	December 31,
	2005	2006
Digital display network equipment	$943	$4,835
Computer and office equipment	127	167
Vehicle	141	186
Leasehold improvement	45	110
Furniture and fixture	21	26

	1,277	5,324
Less: accumulated depreciation and amortization	(318)	(805)

	$959	$4,519

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

10. NOTES PAYABLE

On September 10, 2005, the Group issued, through a VIE, a note in the amount of $223 from an unrelated individual. The borrowings were non-interest bearing and uncollateralized. The note was fully paid off by August 2006.

On September 28, 2005, the Group issued, through a VIE, a note in the amount of $558 from an unrelated individual. The borrowings were non-interest bearing and uncollateralized. The note was fully paid off by August 2006.

On September 28, 2005, the Group issued, through a VIE, a note in the amount of $3 from an unrelated individual. The borrowings were non-interest bearing and uncollateralized. The note was fully paid off by August 2006.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	December 31,
	2005	2006
Other tax payable	$9	$948
Accrued professional fees	84	127
Accrued payroll and welfare	106	114
Others liabilities	9	108

	$208	$1,297

Others liabilities primarily consist of miscellaneous general and administrative expenses incurred but not yet paid.

12. AMOUNTS DUE TO SHAREHOLDERS

The balance represents borrowings from shareholders. The borrowings were non-interest bearing, uncollateralized and without specific repayment terms. The balance was recorded as noncurrent liability as of December 31, 2005 and current liability as of December 31, 2006 as management intends to fully repay the amount in 2007.

13. INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos is a tax-exempted company incorporated in the British Virgin Islands.

Shengshi Lianhe, Shenzhen AM and AirTV United, are registered in the PRC, are all subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws. EIT rate for companies operating in the PRC is 33%.

AM Technology qualifies as a “new or high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from EIT from year 2006 to 2008, a preferential tax rate of

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

7.5% from year 2009 to 2011, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new or high-technology enterprise”.

AM Advertising is subject to zero percent income tax for year 2006 and 2007 pursuant to a tax incentive policy granted by the local tax authority in Beijing.

Income tax benefits are as follows:

	December 31,
	2005	2006
Income taxes benefits:
Current	$—	$—
Deferred	273	197

Total	$273	$197

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31,
	2005	2006
Deferred tax assets:
Non-current
Depreciation of property and equipment	$32	$71
Start-up cost	11	8
Allowance for doubtful accounts	—	81
Net operating loss carryforwards	230	305

Total deferred tax assets	$273	$465
Valuation allowance	—	—

Net deferred tax assets	$273	$465

Deferred tax liabilities:
Non-current
Acquired intangible assets	—	1,612

Total deferred tax liabilities	—	$1,612

As management believes that the Group will generate taxable PRC statutory income in the near future and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets at December 31, 2005 and 2006.

The net operating loss carry forwards for the PRC subsidiaries expire on various dates through 2012.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 33% to income before income taxes and the actual provision of income taxes is as follows:

	December 31,
	2005	2006
Net income before provision for income taxes	$(2,675)	$3,868
PRC statutory tax rate	33%	33%
Income tax at statutory tax rate	(883)	1,277

Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	17	96
Payroll expenses exceeded the tax limit	30	82
Education expenses exceeded the tax limit	—	6
Deemed interest income	—	100
Effect of income tax exemptions in a VIE	—	(1,784)
Effect of income tax rate difference in other jurisdictions	563	26

Income tax benefits	$(273)	$(197)

Effective tax rates	10.2%	(5.1%)

If AM Advertising was not in a tax holiday period from August 7, 2005 to December 31, 2005 and the year end December 31, 2006, net income/(loss) per share amounts would be as follows:

	2005	2006
Changes in income tax expenses	—	$1,685
Net income/(loss) per ordinary share-basic	—	$0.01
Net income/(loss) per ordinary share-diluted	—	$0.01
Net income/(loss) per preferred share-basic and diluted	—	$0.05

As a result of the adoption of FIN 48 for the periods presented in this consolidated financial statements, the Group did not identify significant unrecognized tax benefits for the period from August 7, 2005 to December 31, 2005 and the year end December 31, 2006. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of FIN 48 does not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2006.

Since the commencement of operations in August 2005, the relevant tax authorities of the Group’s subsidiaries in PRC have not conducted a tax examination. As such, the Group’s subsidiaries, VIEs and VIE’s subsidiary are subject to tax audits at the tax authority’s discretion.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

14. NET INCOME/(LOSS) PER SHARE

For the above mentioned periods, the Group had securities outstanding which could dilute basic income/(loss) per share for the period indicated:

	For the period from August 7, 2005 to December 31, 2005	For the Year ended December 31, 2006

Net income/(loss)	$(2,402)	$4,066
Deemed dividend on Series A convertible redeemable preferred shares—Accretion of redemption premium	(296)	(1,440)
Net income/ (loss) attributable to holders of ordinary shares	(2,698)	2,626

Numerator used in basic and diluted net Income/(loss) per share:
Net income/(loss) allocated for computing net Income/(loss) per ordinary share—basic	$ (2,698) (i)	$ 1,639(ii)

Net income/(loss) allocated for computing net Income/(loss) per preferred share—basic	296 (i)	2,427(ii)

Net inome/(loss) used in calculating Income/(loss) per ordinary share— diluted	(2,698)	1,639

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income/(loss) per ordinary share—basic	62,400,000 (iii)	62,400,000	(iii)

Weighted average ordinary and preferred shares Outstanding used in computing net income/(loss) per ordinary share—diluted	62,400,000 (iv)	62,400,000	(iv)

Weighted average shares outstanding used in computing net income/(loss) per preferred share—basic	37,600,000	37,600,000

Net income/(loss) per ordinary share—basic and diluted	$(0.04)	$0.03

Net income/(loss) per preferred share—basic	$0.01	$0.06

(i)	In 2005, since the Series A preferred shares were not obligated to participate in sharing in losses of the Group, all the net loss attributable to ordinary shares were allocated to ordinary shareholders.
(ii)	In 2006, the net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis on the dividend participant rights. Since each Series A preferred share has the same participating right as each ordinary shares, the allocation was based on the number of ordinary shares and Series A preferred shares issued. The net income allocated for computing net income per preferred share-basic also contain the deemed dividend for accretion of the redemption premium.
(iii)	The proceeds for subscription of ordinary shares were paid off in June 2007 (see Note 17). However, since the unpaid ordinary shares were entitled to full rights, such as right to participate in dividends, for the period from August 7, 2005 to December 31, 2005 and the year end December 31, 2006, they are included in computation of net income (loss) per share.
(iv)	The Group had securities outstanding which could potentially dilute basic net income/(loss) per share in the future, but which were excluded from the computation of diluted net income/(loss) per share in the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, as their effects would have been anti-dilutive. Such outstanding securities consist of 37,600,000 shares on Series A preferred shares in 2005 and 2006.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On October 18, 2005, CDH, the founding shareholders and AM Technology entered into an agreement whereby CDH purchased an aggregate of $12,000 of the Series A convertible redeemable preferred share interest in AM Technology, representing 37.6% voting power in the Group.

The preferred share interest in AM Technology was subsequently replaced with the preferred shares representing the same interest in Broad Cosmos, which subsequently became the corresponding number of preferred shares in AirMedia through share swap.

Of the total consideration amount, US$6,000 and US$3,080 were contributed into the Group in 2005 and 2006, respectively, at the discretion of the management of the Group. The remaining balance of US$2,920 was paid in February 2007.

The significant terms of Series A Preferred Shares are as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series A Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A preferred share would be entitled to receive in preference to the shareholders of the ordinary shares a an amount per Series A Preferred Shares equal to the Series A issue price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the shares of the Series A Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Series A Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Voting rights

Each Series A Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

Conversion

Each holder of Series A Preferred Shares shall have the right, at such holder’s sole discretion, to convert at any time and from time to time all or any portion of the Series A Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

The Series A Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% of the ordinary shares (on a fully diluted basis immediately prior to such initial public offering) at a price per share implying a pre-money valuation of the Group of at least US$100 million.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of October 18, 2005, there was no beneficial conversion feature upon issuance of Series A Preferred Shares.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

Redemption

The Series A Preferred Shares shall be redeemed wholly or in part from time to time at the election of holders of majority Series A Preferred Shares on or after the third anniversary of the date of issuance of the Series A Preferred Shares. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series A Preferred Shares issue price, computed from the date of issuance of the Series A preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrues the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $296 and $1,440 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

16. STOCK BASED COMPENSATION

Pursuant to the 2005 Agreement, in the event that the Group’s 2006 audited net income after certain agreed adjustments (the “Adjusted Net Income”) defined in the 2005 agreement exceeds the pre-determined 2006 threshold, CDH will transfer to Guo Man, a founder, chairman and the Chief Executive Officer of the Group, 2006 Reward Shares up to 5,000,000 ordinary shares converted from Series A preferred shares, based on a graded vesting increasing schedule, for zero consideration. If the 2006 Reward Shares do not reach the maximum number of shares which is 5,000,000, and if the average Adjusted Net Income of 2006 and 2007 exceeds pre-determined 2007 threshold, then CDH will transfer to Guo Man, the applicable 2007 Reward Shares, based on a graded vesting increasing schedule, for zero consideration, until the aggregate number of 2007 Reward Shares and 2006 Reward Shares equals the maximum number of reward shares, which is 5,000,000.

The Group has determined, with assistance of American Appraisal China Limited, an independent third party, that the fair value of the ordinary share as of the grant date of October 18, 2005 is $0.20 per share, and the total share-based compensation would have been $1 million had the maximum performance threshold is reached and maximum number of shares are issued at the end.

The valuation analyses utilize and consider generally accepted valuation methodologies and may require significant judgment. In arriving the fair market value of the equity interest of the entity, the independent appraiser considers the income approach (Discounted Cash Flow method, or “DCF”) and market approach (Enterprise Value (“EV”)/EBITDA and EV/Net Sales) as outlined as follows:

Income approach is based on the principle that an informed buyer would pay no more for the property than an amount equal to the present worth of anticipated future benefits (income) from the same or equivalent property with similar risk.

Market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparable.

As of December 31, 2006, since the 2006 Adjusted Net Income did not meet the pre-determined 2006 threshold and management does not believe the average Adjusted Net Income of 2006 and 2007 will meet the pre-determined 2007 threshold, no share based compensation was recognized in the statement of operations for the year ended December 31, 2006.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

17. ORDINARY SHARES

Total ordinary shares issued and outstanding of AirMedia to the founding shareholders are as follows:

Shareholders	Number of ordinary shares	Percentage of total shares issued and outstanding
Guo, Man	49,832,640	49.83%
Xu, Qing	7,450,560	7.45%
Zhang, Xiaoya	5,116,800	5.12%

Total	62,400,000	62.4%

The remaining 37.6% of shares were held by CDH in the form of Series A preferred shares, see Note 15 for detail.

The outstanding ordinary shares were issued to founding shareholder at par value of $0.001 each and ordinary shares subscription payment was made on June 26, 2007.

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $7 and $89 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

19. STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries in the PRC are required to maintain non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. Amounts contributed to the statutory reserve were $Nil and $102 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

20. COMMITMENTS

(a) Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2009 and are renewable upon negotiation. Rental expenses under operating leases for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006 were $103 and $305.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

Future minimum rental lease payments under non-cancelable operating leases agreements were as follows:

Year ending	US$
2007	$937
2008	935
2009 and thereafter	636

$2,508

(b) Concession fees

The Group has entered into concession right agreements with airports and airlines. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2011 and are renewable upon negotiation. Concession fees charged into statement of operations for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006 was $2,238 and $6,758.

Future minimum concession fee payments under non-cancelable concession right agreements were as follows:

Year ending	US$
2007	$11,228
2008	11,050
2009	8,658
2010	4,987
2011 and thereafter	2,500

$38,423

21. RELATED PARTY TRANSACTIONS

Details of amounts due to related parties as of December 31, 2005 and 2006 were as follows:

Name of related parties	Director interested	December 31,
		2005	2006
Sunshine Media Co., Ltd. (“Sunshine”)	Guo, Man & Xu, Qing	$647	$2,366

		$647	$2,366

Sunshine was a company incorporated in September 1997 in the PRC with its principal business was to sell flight tickets for the airports and airlines formed by Guo Man, founder, Chairman and CEO of the Group, and Xu Qing, director of the Group together with few other external shareholders.

The balance as at December 31, 2005 is comprised of the following:

(a)	$504 represented an amount payable for the purchasing of digital display network equipment on behalf of the Group.

(b)	$133 represented operating expenses paid by Sunshine on behalf of the Group and was reimbursable by the Group.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

The balance as at December 31, 2006 is comprised of the following:

(c)	$1,341 represented an amount AM Advertising agreed to pay to Sunshine for the acquisition of the equity interest of AirTV United as described in Note 4.

(d)	$880 represented an amount payable for the purchasing of digital display network equipment on behalf of the Group.

(e)	$145 represented operating expenses paid by Sunshine on behalf of the Group and was reimbursable by the Group.

22. SUBSEQUENT EVENTS

(a) Acquisition

On January 1, 2007, the Group acquired 51% of the outstanding ordinary shares of Beijing Aiyike Information Technology, Ltd. (“Beijing Aiyike”), an advertising service provider, in exchange for cash of $640 and additional contingent cash consideration of $641 if the founders of Beijing Aiyike can obtain certain new concession right agreements from certain airports by December 31, 2007. Because the minority equity owners have substantive participating rights over Beijing Aiyike, the acquisition does not qualify as a business combination but will be accounted for using the equity method of accounting.

(b) New VIE arrangement

In 2007, AM Technology entered into agreement as described in Note 1 with Beijing AirMedia UC Advertising Co. Ltd. (the “AirMedia UC”), pursuant to which, AirMedia UC became a 100% consolidated VIE of the Group. AirMedia UC was incorporated on November 3, 2006 by certain shareholders of the Group on behalf of the Group. Prior to entering into these agreements, AirMedia UC was inactive in operations.

(c) Series B convertible redeemable preferred shares

On June 8, 2007, the Group issued 16,000,000 Series B Redeemable Convertible Preferred Shares, par value US$0.001 each, for an aggregate purchase price of US$40,000 (including issuance cost US$1,000). The Series B Preferred Shares will represent a 12.5% ownership interest in the Group on as if converted basis immediately after the closing.

(d) 2007 Share Incentive Plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”) and awarded options to the Company’s four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “July 2 Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares of the Company, respectively, at an exercise price of US$2.00 per share. One twelfth of the Senior Executive Options will vest each quarter until July 2, 2010. The Group has determined, with assistance of American Appraisal China Limited, an independent their party, that the fair value of the Senior Executive Option as of the grant date was $0.897 per share for a total amount of $4,127, which will be recognized as expenses over the vesting period of three years.

AIRMEDIA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 7, 2005 TO DECEMBER 31, 2005

AND THE YEAR ENDED DECEMBER 31, 2006

(In U.S. dollars in thousands, except share data)

The fair value of each Senior Executive Option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Fair value of underlying ordinary shares	$1.92
Risk free interest rate	5.48%
Dividend yield	0.0%
Expected term	5.81
Expected volatility	40.90%

The Employee Options would vest in the same schedule in the event that management determines in the future that each grantee passes the periodic evaluation of the performance for each of the above vesting periods. Because the measurement for the periodic evaluation of the performance was set up in the award agreement, the Company believes no mutual understanding on the key terms of the share-based payment award was reached. Therefore, the Employee Options were not considered to be granted as of July 2, 2007.

(e) New PRC Enterprise Income Tax Law

On March 16th, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises, which are VIEs of the Group, and foreign-invested enterprises, which are AM Technology and ShenZhen AM in the Group, by adopting a unified income tax rate of 25% for most enterprises. In accordance with the New Income Tax Law, the existing preferential tax treatments granted to AM Technology because it qualifies “high and new technology enterprise” may continue to be entitled as long as AM Technology qualifies “high and new technology enterprise supported by the state”. However, as the detailed implementation rules of the New Income Tax Law has not yet been issued, it is unclear whether AM Technology can qualify as a “high and new technology enterprise supported by the state” after the New Income Tax Law becomes effective. Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside PRC will be subject to PRC income tax at a rate of 25%.

AIRMEDIA GROUP INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

BALANCE SHEET

(In U.S. dollars in thousands, except share related data)

	December 31, 2005	December 31, 2006

ASSETS
Cash and cash equivalents	$—	$16
Investment in subsidiaries	3,606	11,020

Total Assets	3,606	11,036

SERIES A REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Series A convertible redeemable preferred shares	12,296	13,735
Subscription receivable	(6,000)	(2,920)

Shareholders’ equity
Ordinary Shares	62	62
Ordinary shares subscription receivable	(62)	(62)
Accumulated deficit	(2,698)	(72)
Accumulated other comprehensive income	8	293

Total shareholders’ equity (deficiency)	(2,690)	221

TOTAL SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$3,606	$11,036

AIRMEDIA GROUP INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands)

	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006
Operating expenses
General and administrative	$—	$1

Total operating expenses	—	1

Loss from operations	—	(1)
Equity in earnings (loss) of subsidiaries	(2,402)	4,066
Interest income	—	1
Net income (loss)	(2,402)	4,066

Deemed dividend on Series A convertible redeemable preferred shares -Accretion of redemption premium	(296)	(1,440)

Net income (loss) attributable to holders of ordinary shares	$(2,698)	$2,626

AIRMEDIA GROUP INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share related data)

	Ordinary shares		Subscription receivable	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity (deficiency)	Comprehensive income (loss)
	Shares	Amount
Balance as of August 7, 2005	—	—	—	—	—	—
Issuance of ordinary shares	62,400	$62	$(62)	—	—	—
Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	—	—	—	$(296)	—	$(296)
Foreign currency translation adjustment	—	—	—	—	$8	8	$8
Net income	—	—	—	(2,402)	—	(2,402)	(2,402)

Balance as of January 1, 2006	62,400	62	(62)	(2,698)	8	(2,690)	(2,394)
Deemed dividend on series A convertible redeemable preferred shares - Accretion of redemption premium	—	—	—	(1,440)	—	(1,440)
Provision for statutory reserve	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	285	285	285
Net income	—	—	—	4,066	—	4,066	4,066

Balance as of December 31, 2006	62,400	$62	$(62)	$(72)	$293	$221	$4,351

AIRMEDIA GROUP INC.

Additional Information-Financial Statement Schedule I

Condensed Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the period from August 7, 2005 to December 31, 2005	For the year ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$2,402	$4,066
Equity in earnings (loss) of subsidiaries	(2,402)	(4,066)

Net cash provided by operating activities	—	—

CASH FLOWS FROM INVESTING ACTIVITIES
Injection of capital in a subsidiary	—	(64)

Net cash used in investing activities	—	(64)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of series A convertible redeemable preferred share	—	80

Net cash provided by financing activities	—	80

Effect of exchange rate changes	—	—
NET INCREASE IN CASH	—	16
CASH, BEGINNING OF THE PERIOD	—	—

CASH, END OF THE YEAR	—	$16

AIRMEDIA GROUP INC.

Notes:

1. BASIS FOR PREPARATION

The Condensed Financial Information of the parent company, AirMedia Group Inc., and Broad Cosmos before AirMedia Group Inc., was incorporated, only has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries, AM Technology and Shenzhen AM, and its VIEs, Shengshi Lianhe and AM Advertising, and VIE’s subsidiary, AirTV United.

2. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On October 18, 2005, CDH entered into an agreement (the “2005 Agreement”) with the founding shareholders to purchase an aggregated $12,000 of the convertible redeemable interest, representing 37.6% voting interests in the Group, if converted. The preferred shares were issued and outstanding on October 21, 2005.

Of the total consideration amount, US$6,000 and US$3,080 were contributed into the Group in 2005 and 2006, respectively, at the discretion of the management of the Group. The remaining balance of US$2,920 was paid in February 2007.

The significant terms of Series A Preferred Shares are as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series A Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A preferred share would be entitled to receive in preference to the shareholders of the ordinary shares a an amount per Series A Preferred Shares equal to the Series A issue price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the shares of the Series A Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Series A Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Voting rights

Each Series A Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

Conversion

Each holder of Series A Preferred Shares shall have the right, at such holder’s sole discretion, to convert at any time and from time to time all or any portion of the Series A Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

The Series A Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% of the ordinary shares (on a fully diluted basis immediately prior to such initial public offering) at a price per share implying a pre-money valuation of the Group of at least US$100 million.

AIRMEDIA GROUP INC.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of October 18, 2005, there was no beneficial conversion feature upon issuance of Series A Preferred Shares.

Redemption

The Series A Preferred Shares shall be redeemed wholly or in part from time to time at the election of holders of majority Series A Preferred Shares on or after the third anniversary of the date of issuance of the Series A Preferred Shares. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series A Preferred Shares issue price, computed from the date of issuance of the Series A preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrues the 12% premium over the redemption period as deemed dividends with debits to the accumulated deficit of $296 and $1,440 for the period from August 7, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

3. STOCK BASED COMPENSATION

Pursuant to the 2005 Agreement, in the event that the Group’s 2006 audited net income after certain agreed adjustments (“Adjusted Net Income”) exceeds pre-determined 2006 threshold, CDH will transfer to the Mr. Man Guo, a founder shareholder, a director and the Chief Executive Officer of the Group, 2006 Reward Shares up to 5,000,000 ordinary shares converted from Series A preferred shares, based on a graded vesting increasing schedule, for zero consideration. If the 2006 Reward Shares do not reach the maximum number of shares which is 5,000,000, and if the average Adjusted Net Income of 2006 and 2007 exceeds pre-determined 2007 threshold, then CDH will transfer to Mr. Man Guo, the applicable 2007 Reward Shares, based on a graded vesting increasing schedule, for zero consideration, until the aggregate number of 2007 Reward Shares and 2006 Reward Shares equals the maximum reward shares, which is 5,000,000.

The Group has determined, with assistance of American Appraisal China Limited, an independent third party, that the fair value of the ordinary share as of the grant date of October 18, 2005 is $0.20 per share, and the total share-based compensation would have been $1 million had the maximum performance threshold is reached and maximum number of shares are issued at the end.

The valuation analyses utilize and consider generally accepted valuation methodologies and may require significant judgment. In arriving the fair market value of the equity interest of the entity, the independent appraiser considers the income approach (Discounted Cash Flow method- “DCF”) and market approach (Enterprise Value (“EV”)/EBITDA and EV/Net Sales) as outlined as follows:

Income approach is based on the principle that an informed buyer would pay no more for the property than an amount equal to the present worth of anticipated future benefits (income) from the same or equivalent property with similar risk.

Market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparable.

As of December 31, 2006, since the 2006 Adjusted Net Income did not exceed pre-determined 2006 threshold and management does not believe the average Adjusted Net Income of 2006 and 2007 will probably exceed the pre-determined 2007 threshold, no share based compensation was recognized in the statement of operations for the year ended December 31, 2006.

AIRMEDIA GROUP INC.

4. ORDINARY SHARES

Before AirMedia was incorporated in April 2007, Broad Cosmos was the entity that issued ordinary shares to founding shareholders.

On March 8, 2007, Broad Cosmos executed a share split which made total ordinary shares issued and outstanding of 62,400,000. Following the share swap between Broad Cosmos and AirMedia when AirMedia was incorporated, total ordinary shares issued and outstanding of AirMedia to the founding shareholders are as follows:

Shareholders	Number of ordinary shares	Percentage of total shares issued and outstanding
Guo, Man	49,832,640	49.83%
Xu, Qing	7,450,560	7.45%
Zhang, Xiaoya	5,116,800	5.12%

Total	62,400,000	62.40%

The remaining 37.6% of shares were held by CDH in the form of Series A preferred shares, see Note 2 for detail.

The outstanding ordinary shares were issued to founding shareholder at par value of $0.001 each and ordinary shares subscription payment was made on June 26, 2007.

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share related data)

	December 31, 2006	June 30, 2007	June 30, 2007
			Pro forma (Note 1)
ASSETS
Current assets:
Cash	$2,086	$41,700	$41,700
Accounts receivable, net of allowance for doubtful accounts of $273, and $187 at June 30, 2006, and 2007	5,261	8,526	8,526
Prepaid concession fees	1,204	1,342	1,342
Other current assets	1,377	2,631	2,631
Amount due from related party	—	36	36

Total current assets	9,928	54,235	54,235
Acquired intangible assets, net	4,885	4,844	4,844
Property and equipment, net	4,519	5,497	5,497
Long term deposits	750	1,354	1,354
Long term investment	—	453	453
Deferred tax assets—non-current	465	482	482

TOTAL ASSETS	$20,547	$66,865	$66,865

LIABILITIES
Current liabilities:
Accounts payable	2,863	5,082	5,082
Accrued expenses and other current liabilities	1,297	1,096	1,096
Deferred revenue	1,162	1,674	1,674
Amount due to related parties	2,366	76	76
Amount due to shareholders	211	—	—

Total current liabilities	7,899	7,928	7,928

Non-current liabilities:
Deferred tax liability—non-current	1,612	1,571	1,571

Total liabilities	9,511	9,499	9,499

Commitments (Note 20)
Minority interest	(1)	(3)	(3)
Series A convertible redeemable preferred shares ($0.001 par value, 37,600,000 and 37,600,000 shares authorized, issued and outstanding as of June 30, 2006 and 2007, respectively)	13,736	14,450	—
Series A subscription receivable	(2,920)	—	—
Series B convertible redeemable preferred shares ($0.001 par value, Nil and 16,000,000 shares authorized, issued and outstanding as of June 30, 2006 and 2007, respectively)	—	39,326	—

Shareholders’ equity
Ordinary shares ($0.001 par value; 162,400,000 and 446,400,000 shares authorized and 62,400,000 and 62,400,000 issued and outstanding as of June 30, 2006 and 2007, respectively)	62	62	109
Ordinary shares subscription receivable	(62)	—	—
Additional paid-in capital	—	—	53,729
Statutory reserve	102	102	102
Retained earnings	(174)	2,802	2,802
Accumulated other comprehensive income	293	627	627

Total shareholders’ equity	221	3,593	57,369

TOTAL LIABILITIES, MINORITY INTEREST, SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES, SERIES B CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	$20,547	$66,865	$66,865

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	Six months ended June 30,
	2006	2007
Revenues	$7,063	$16,699
Business tax and other sales tax	(314)	(814)

Net revenues	6,749	15,885

Cost of revenues	4,229	9,042

Gross profit	2,520	6,843

Operating expenses:
Selling and marketing	1,144	1,844
General and administrative	580	936

Total operating expenses	1,724	2,780

Income from operations	796	4,063
Interest income	8	74

Income before income tax and minority interest	804	4,137

Income tax benefits	113	66
Net income before minority interest	917	4,203

Minority interest	—	3

Loss from equity accounted investment	—	(190)

Net income	917	4,016

Deemed dividend on series A convertible redeemable preferred shares—Accretion of redemption premium	714	714
Deemed dividend on series B convertible redeemable preferred shares—Accretion of redemption premium	—	326

Net income attributable to holders of ordinary shares	$203	$2,976

Net income per ordinary share—basic and diluted	$0.01	$0.03

Net income per Series A preferred share—basic	$0.02	$0.05

Net income per Series B preferred share—basic	$—	$0.19

Shares used in calculating net income per ordinary share—basic and diluted	62,400,000	62,400,000

Shares used in calculating net income per Series A preferred share—basic	37,600,000	37,600,000

Shares used in calculating net income per Series B preferred share—basic	—	2,033,149

Pro forma net income per share on an as converted basis, basic (unaudited) (Note 1)	$0.01	$0.04

Pro forma net income per share on an as converted basis, diluted (unaudited) (Note 1)	$0.01	$0.04

Shares used in calculating pro forma per share amounts on an as converted basis—basic (unaudited) (Note 1)	100,000,000	101,129,527

Shares used in calculating pro forma per share amounts on an as converted basis—diluted (unaudited) (Note 1)	100,000,000	101,129,527

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

	Ordinary shares		Subscription receivable	Statutory reserve	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Total shareholders’ equity	Comprehensive income for the period
	Shares	Amount
Balance as of December 31, 2006	62,400,000	62	(62)	102	(174)	293	221
Subscription received	—	—	62	—	—	—	62
Deemed dividend on series A convertible redeemable preferred shares—Accretion of redemption premium	—	—	—	—	(714)	—	(714)
Deemed dividend on series B convertible redeemable preferred shares—Accretion of redemption premium	—	—	—	—	(326)	—	(326)
Foreign currency translation adjustment	—	—	—	—	—	334	334	334
Net income	—	—	—	—	4,016	—	4,016	4,016

Balance as of June 30, 2007	62,400,000	$62	$—	$102	$2,802	$627	$3,593	$4,350

Foreign currency translation adjustment for the six months ended June 30, 2006								29
Net income for the six months ended June 30, 2006								917

Balance as of June 30, 2006								$946

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AIRMEDIA GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	Six months ended June 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$917	$4,016
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	(3)
Allowance for doubtful account	164	(92)
Loss from equity accounted investment	—	190
Depreciation and amortization	127	611
Changes in assets and liabilities
Accounts receivable	(2,252)	(3,003)
Prepaid concession fees	(491)	(106)
Other current assets	(676)	(1,217)
Long term deposit	151	(571)
Accounts payable	971	1,947
Amounts due from related party	—	(35)
Amounts due to related party	(6)	(185)
Amounts due to shareholders	—	(210)
Accrued expenses and other current liabilities	388	(230)
Deferred revenue	1,627	477
Deferred tax assets and liability	(114)	(66)

Net cash provided by operating activities	806	1,523

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,508)	(2,092)
Purchase of intangible assets	(1,970)	(1,221)
Long term investment		(640)

Net cash used in investing activities	(3,478)	(3,953)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayment of) note payables	(579)	—
Proceeds from ordinary shareholders	—	62
Proceeds from issuance of Series A convertible redeemable preferred shares	1,964	2,920
Proceeds from issuance of Series B convertible redeemable preferred shares (net of issuance cost of $1,000)	—	39,000

Net cash provided by financing activities	1,385	41,982

Effect of exchange rate changes	94	62

NET INCREASE (DECREASE) IN CASH	(1,193)	39,614
CASH, BEGINNING OF PERIOD	2,952	2,086

CASH, END OF PERIOD	$1,759	$41,700

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION NON-CASH INVESTING ACTIVITIES:
Fair value of property and equipment acquired in exchange of advertising services rendered	$96	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

1. BASIS OF PREPARATION

(a) The accompanying unaudited condensed consolidated financial statements include the financial information of the Airmedia Group Inc. (“Air Media” or the “Company”), its subsidiaries, its variable interests entities (“VIE”) and its VIE’s subsidiary (collectively, the “Group”). The unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the six months ended June 30, 2006 and 2007 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for the period from August 7, 2005 to December 31, 2005 and for the year ended December 31, 2006. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2006 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the period and year ended December 31, 2006.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements for the period from August 7, 2005 to December 31, 2005 and year ended December 31, 2006 except for the following additional accounting policy:

(b) Long term investment

Investment in an entity where the Group can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, an investment is initially recorded at cost and adjusted for the Group’s share of undistributed earnings or losses of the investee. Investment losses are recognized until the investment is fully written down as the Group does not guarantee the investee’s obligations nor is it committed to provide additional funding.

(c) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. This statement defines fair value, establishes a framework of measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides entities with an option to report selected financial assets and

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for financial statements to be issued for fiscal years beginning after November 15, 2007. The Group does not expect the adoption of SFAS No. 159 to have a material impact on its financial statements.

(d) Unaudited pro forma information

The pro forma balance sheet information as of June 30, 2007 assumes the conversion upon completion of the initial public offering of the Series A and Series B convertible preferred shares outstanding as of June 30, 2007 into ordinary shares.

(e) Unaudited pro forma net income per share

Pro forma basic and diluted income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding Series A and Series B convertible preferred shares.

2. SEGMENT INFORMATION AND REVENUE ANALYSIS

The Group is mainly engaged in selling air-traveling television advertising time slots on their network of television screens located in high traffic airports and on airplanes of airline companies throughout PRC.

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Group chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group; hence, the Group has only one operating segment. The Group has internal reporting that does not distinguish between markets or segments.

Geographic information

The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC. Although the Group operates through multiple airports and airlines in PRC which include Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu etc, it believes it operates in one segment as all airports and airlines provide selling air-traveling television advertising time slots to the customers and advertisers. Accordingly all financial segment information can be found in the consolidated financial statements.

	Six months ended June 30,
	2006	2007
Revenues:
Digital TV screens in airports	$4,083	$10,560
Digital TV screens on airplanes	1,636	4,403
Other displays	1,344	1,736

	$7,063	$16,699

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

3. LONG TERM INVESTMENT

On January 1, 2007, the Group, through Beijing AirMedia Advertising Co., Ltd. (“AM Advertising”), a VIE of the Group, acquired 51% equity interest of Beijing Aiyike Information Technology Ltd. (“Beijing Aiyike”), an advertising service provider focusing on exhibit advertising at airports in the PRC, with initial cash consideration of $640. Because the minority equity owners have substantive participating rights in making major operating decisions, including annual budgets and appointment of CEO and his/her compensation, among others, over Beijing Aiyike, the acquisition was accounted for using the equity method of accounting in accordance with Emerging Issue Task Force 96-16—Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

The investment consists of the followings:

June 30, 2007
Investment cost	$640
Share of loss from Beijing Aiyike operation	(190)
Exchange adjustment	3

$453

The financial statement amounts and balances of Beijing Aiyike as shown in its financial statements as of and for the six months ended June 30, 2007 were as follows:

Total current assets	449
Total assets	618
Total current liabilities	131
Total liabilities	131
Total net revenue	53
Loss from operations	$(340)

In addition to the initial cash payment, the Group agreed to pay additional cash of $641 if the founders of Beijing Aiyike can obtain certain new concession right agreements from certain airports by December 31, 2007.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31, 2006	June 30, 2007
Billed receivable	$1,062	$4,168
Unbilled receivable	4,199	4,358

	$5,261	$8,526

Unbilled receivable represents amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

Movement of allowance for doubtful accounts is as follows:

	Balance at beginning of the period	Charge to expenses	Deduction	Exchange adjustment	Balance at end of the Period
Six months ended
June 30, 2006	$—	162	—	1	$163
June 30, 2007	$273	95	(187)	6	$187

5. OTHER CURRENT ASSETS

Other current assets consist of the follows:

	December 31, 2006	June 30, 2007
Advances to employees	$544	$1,161
Prepaid agency fees	662	421
Short-term deposits	146	387
Prepaid IPO costs	—	308
Other prepaid expenses	25	354

	$1,377	$2,631

Short-term deposits primarily consist of prepaid deposit for leasing office space.

6. LONG-TERM DEPOSITS

Long term deposits consist of the follows:

	December 31, 2006	June 30, 2007
Concession fee deposits	$699	$593
Office rental deposits	51	761

	$750	$1,354

Concession fee deposits normally have terms of three to five years and are refundable at the end of the concession terms. Office rental deposits normally have terms of two to three years and are refundable at the end of the lease term.

The long term deposits are not within the scope of Accounting Principles Board Opinion No. 21, Interests on Receivables and Payables, because they are intended to provide security for the counterparty to the concession rights or office rental agreements. Therefore, the deposits are recorded at costs.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the follows:

	December 31, 2006	June 30, 2007
Digital display network equipment	$4,835	$6,122
Computer and office equipment	167	239
Vehicle	186	265
Leasehold improvement	110	145
Furniture and fixture	26	44

	5,324	6,815
Less: accumulated depreciation and amortization	(805)	(1,318)

	$4,519	$5,497

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the follows:

	December 31, 2006	June 30, 2007
Other tax payable	$948	$373
Accrued professional fees	127	—
Accrued agent fee	—	204
Accrued payroll and welfare	114	211
Other liabilities	108	308

	$1,297	$1,096

Other liabilities primarily consist of miscellaneous general and administrative expenses incurred but not yet paid.

9. INCOME TAXES

AirMedia is a tax-exempted company incorporated in the Cayman Islands.

Broad Cosmos Enterprises Ltd. (“Broad Cosmos “), a subsidiary of the Group, is a tax-exempted company incorporated in the British Virgin Islands.

AirMedia International Ltd., a subsidiary of the Group, (“AM International”) is a tax-exempted company incorporated in the British Virgin Islands.

AirMedia China Co., Ltd. (“AM China”), a subsidiary of the Group, is a holding company incorporated in Hong Kong, which is subject to income tax at a rate at 17.5%.

Shenzhen AirMedia Technology Co., Ltd. (“Shenzhen AM”), a subsidiary of the Group, Beijing Shengshi Lianhe Advertising Co., Ltd. (“Shengshi Lianhe”) and Beijing AirMedia UC Advertising Co., Ltd. (“Air Media

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

UC”), two VIEs of the Group, and Beijing AirTV United Media & Culture Co., Ltd. (“AirTV United”), a subsidiary of a VIE of the Group, are registered in the PRC, are all subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws. EIT rate for companies operating in the PRC is 33%.

Air Media Technology Co., Ltd. (“AM Technology”), a subsidiary of the Group, qualifies as a “new or high-technology enterprise” located in a high-tech zone in Beijing and, therefore, is entitled to a three-year exemption from EIT from year 2006 to 2008, a preferential tax rate of 7.5% from year 2009 to 2011, and a preferential tax rate of 15% thereafter as long as it continues to qualify as a “new or high-technology enterprise”.

AM Advertising is subject to zero percent income tax for year 2006 and 2007 pursuant to a tax incentive policy granted by the local tax authority in Beijing.

Income tax benefits are as follows:

	Six months ended June 30,
	2006	2007
Income taxes benefits:
Current	$—	$—
Deferred	113	66

Total	$113	$66

The principal components of the Group’s deferred income tax assets and liabilities are as follows:

	December 31, 2006	June 30, 2007
Deferred tax assets:
Non-current
Depreciation of property and equipment	$71	$92
Start-up cost	8	7
Allowance for doubtful accounts	81	34
Net operating loss carryforwards	305	349

Total deferred tax assets	465	482
Valuation allowance	—	—

Net deferred tax assets	465	482

Deferred tax liabilities:
Non-current
Acquired intangible assets	1,612	1,571

Total deferred tax liabilities	$1,612	$1,571

As management believes that the Group will generate taxable PRC statutory income in the near future and it is more likely than not that all of the deferred tax assets will be realized, no valuation allowance has been established for the deferred tax assets at June 30, 2006 and 2007.

The net operating loss carry forwards for the PRC subsidiaries expire on various dates through 2012.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 33% to income before income taxes and the actual provision of income taxes is as follows:

	Six months ended June 30,
	2006	2007
Net income before provision for income taxes	$804	$4,136
PRC statutory tax rate	33%	33%
Income tax at statutory tax rate	265	1,365

Expenses not deductible for tax purposes:
Entertainment expenses exceeded the tax limit	91	32
Payroll expenses exceeded the tax limit	138	83
Employee benefits exceeded the tax limit	1	2
Effect of income tax exemptions in a VIE	(572)	22
Effect of income tax rate difference in other jurisdictions	(36)	(1,570)

Income tax benefits	$(113)	$(66)

Effective tax rates	(14.12)%	(1.59)%

If AM Advertising and AM Technology were not in a tax holiday six months ended June 30, 2006 and 2007, net income per share amounts would be as follows:

	Six months ended June 30,
	2006	2007
Changes in income tax expenses	454	2,236
Net income per ordinary share—basic	0.01	0.01
Net income per ordinary share—diluted	0.01	0.01
Net income per Series A preferred share—basic	0.02	0.03
Net income per Series B preferred share—basic	—	0.17

As a result of the adoption of FIN 48 for the periods presented in this consolidated financial statements, the Group did not identify significant unrecognized tax benefits for the six months ended June 30, 2006 and 2007. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of FIN 48 does not have a significant impact on the unrecognized tax benefits within 12 months from June 30, 2007.

Since the commencement of operations in August 2005, the relevant tax authorities of the Group’s subsidiaries in PRC have not conducted a tax examination. As such, the Group’s subsidiaries, VIEs and VIE’s subsidiary are subject to tax audits at the tax authority’s discretion.

On March 16th, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which will become effective from January 1, 2008 and will replace the existing separate income tax laws for domestic enterprises, which are VIEs and VIE’s subsidiary of the Group, and foreign-invested enterprises, which are AM Technology and ShenZhen AM in the Group, by adopting a unified income tax rate of 25% for most enterprises. The Group has applied new enacted tax rates in calculating the deferred tax assets and liabilities for the six months period ended June 30, 2007.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

In accordance with the New Income Tax Law, the existing preferential tax treatments granted to AM Technology because it qualifies “high and new technology enterprise” may continue to be entitled as long as AM Technology qualifies “high and new technology enterprise supported by the state”. However, as the detailed implementation rules of the New Income Tax Law has not yet been issued, it is unclear whether AM Technology can qualify as a “high and new technology enterprise supported by the state” after the New Income Tax Law becomes effective. Under applicable accounting rules, until AM technology receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period. If AM technology receives approval, then its present net deferred tax balance will not be materially changed. The difference would be reflected in the Group’s consolidated statement of operation in the period in which the approval is received.

Furthermore, under the New Income Tax Law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside PRC will be subject to PRC income tax at a rate of 25%.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

10. NET INCOME PER SHARE

For the above mentioned periods, the Group had securities outstanding which could dilute basic income per share for the period indicated:

	Six months ended June 30,
	2006		2007
Net income	$917		$4,016
Deemed dividend on Series A convertible redeemable preferred shares—Accretion of redemption premium	(714)		(714)
Deemed dividend on Series B convertible redeemable preferred shares—Accretion of redemption premium	—		(326)
Net income attributable to holders of ordinary shares	203		2,976

Numerator used in basic and diluted net Income per share:
Net income allocated for computing net Income per ordinary share—basic	$127	(i)	$1,820	(i)

Net income allocated for computing net Income per preferred A share—basic	791	(i)	1,811	(i)

Net income allocated for computing net Income per preferred B share—basic	—	(i)	385	(i)

Net income used in calculating Income per ordinary share—diluted	127		1,820

Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share—basic	62,400,000	(ii)	62,400,000

Weighted average ordinary and preferred shares Outstanding used in computing net income per ordinary share—diluted	62,400,000	(iii)	62,400,000	(iii)

Weighted average shares outstanding used in computing net income per Series A preferred share—basic	37,600,000		37,600,000

Weighted average shares outstanding used in computing net income per Series B preferred share—basic	—		2,033,149	(iv)

Net income per ordinary share-basic and diluted	$0.01		$0.03

Net income per preferred A share-basic	$0.02		$0.05

Net income per preferred B share-basic	$—		$0.19

(i)	For the six months ended June 30, 2006 and 2007, the net income attributable to holders of ordinary shares was allocated between ordinary shares and preferred shares on pro rata basis on the dividend participant rights. Since each of Series A and Series B preferred share has the same participating right as each ordinary share, the allocation was based on the number of ordinary shares and Series A preferred shares issued. The net income allocated for computing net income per preferred share-basic also contain the deemed dividend for accretion of the redemption premium.
(ii)	The proceeds for subscription of ordinary shares were paid off in June 2007 (see Note 15). However, since the unpaid ordinary shares were entitled to full rights, such as right to participate in dividends, for the six months ended June 30, 2006 and 2007, they are included in computation of net income per share.
(iii)	The Group had securities outstanding which could potentially dilute basic net income per share in the future, but which were excluded from the computation of diluted net income per share in the period from the six months ended June 30, 2006 and 2007, as their effects would have been anti-dilutive. Such outstanding securities consist of 37,600,000 shares on Series A preferred shares and 2,033,149 shares (weighted average) on Series B preferred shares for the six months ended June 30, 2006 and 2007.
(iv)	In computing diluted net income per ordinary share, the conversion ratio of Series B preferred shares has been assumed on a one for one basis. The effect of the contingent conversion price adjustment, upon an IPO, of the Series B preferred shares, as set out in Note 13(b), has not been taken into account since as at June 30, 2007, the IPO condition for adjustment has not been met.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

11. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A convertible redeemable preferred shares

On October 18, 2005, CDH China Growth Fund II L.P. and its affiliate (collectively “CDH”). entered into the 2005 Agreement with the founding shareholders to purchase an aggregated $12,000 of the convertible redeemable interest in AM Technology, representing 37.6% voting interests in the Group, if converted. The preferred shares were issued and outstanding on October 21, 2005.

Of the total consideration amount, US$6,000 and US$3,080 were contributed into the Group in 2005 and 2006, respectively, at the discretion of the management of the Group. The remaining balance of US$2,920 was paid in February 2007.

The significant terms of Series A Preferred Shares are as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series A Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the series A preferred share would be entitled to receive in preference to the shareholders of the ordinary shares a an amount per Series A Preferred Shares equal to the Series A issue price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the shares of the Series A Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Series A Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Voting rights

Each Series A Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

Conversion

Each holder of Series A Preferred Shares shall have the right, at such holder’s sole discretion, to convert at any time and from time to time all or any portion of the Series A Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

The Series A Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten IPO and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% of the ordinary shares (on a fully diluted basis immediately prior to such IPO) at a price per share implying a pre-money valuation of the Group of at least US$100 million.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of October 18, 2005, there was no beneficial conversion feature upon issuance of Series A Preferred Shares.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

Redemption

The Series A Preferred Shares shall be redeemed wholly or in part from time to time at the election of holders of majority Series A Preferred Shares on or after the third anniversary of the date of issuance of the Series A Preferred Shares. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series A Preferred Shares issue price, computed from the date of issuance of the Series A preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrues the 12% premium over the redemption period as deemed dividends with debits to the retained earnings (accumulated deficit) of $720 and $714 for the six months ended June 30, 2006 and 2007, respectively.

Series B convertible redeemable preferred shares

On June 8, 2007, AirMedia issued 16,000,000 shares of Series B Preferred Shares for consideration of US$2.50 per share for an aggregate purchase price of $40,000. The consideration was fully paid in June 2007 and the total proceeds were $39,000 (net of issuance cost of $1,000).

The significant terms of Series B Preferred Shares are as follows.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Series B Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Liquidation preference

In the event of any liquidation event, the shareholders of the Series A and Series B preferred shares (collectively “Preferred Shares”) shall be entitled to receive, on the same basis, prior to any distribution to the holders of the ordinary shares or any other class or series of shares, an amount per Preferred Share equal to the applicable issue price plus all accrued or declared but unpaid dividends After full preference amount has been paid on all the shares of the Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Voting rights

Each Preferred Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Preferred Shares generally vote together with the ordinary shares and not as a separate class.

Conversion

Unless converted resulting from automatic conversion, the Series B Preferred Shares may not be optionally converted unless the Company gives its prior written consent for such optional conversion. Each Series B Preferred Share, if consented to by the Company in writing, shall be convertible into such number of ordinary

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

shares as is determined by dividing the Series B issue price by the Series B conversion price in effect at the time of conversion. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments.

The Series B Preferred Shares shall automatically be converted into ordinary shares, at the Series B conversion price determined below, upon the earlier of (i) the closing of an IPO and (ii) the three (3) year anniversary of the Series B original issue date.

Contingent conversion price adjustments:

(i)	in the event that triggering event is an IPO, the Series B conversion price shall automatically be adjusted for purpose of such conversion to (A) if such IPO is consummated prior to the one year anniversary of the Series B original issue date, a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that equal to the quotient of the Series B investment amount dividend by product of ninety percent multiplied by the IPO price (as defined below); (B) if such IPO is consummated on or after the one year anniversary of the Series B original issue date but prior to the eighteen month anniversary of the Series B original issue date, a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that is equal to the quotient of the Series B investment amount divided by the product of eighty five percent multiplied by the IPO price, (C) if such IPO is consummated on or after the eighteen month anniversary of the series B original issue date but prior to the twenty four mouth anniversary of the Series B original issue date, a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that is equal to the quotient of the series B investment amount divided by the product of eighty percent multiplied by the IPO price; and (D) if such IPO is consummated on or after the twenty four month anniversary of the Series B original issue date, the lower of (1) a price per ordinary shares that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that is equal to the quotient of the series B investment amount divided by the product of eighty percent multiplied by the IPO price and (2) a price per ordinary share that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that represent a percentage of the fully-diluted share capital of the company, such percentage being equal to the Series B investment amount divided by US$320,000. “IPO Price” means the price per ordinary share as set forth in the final prospectus and underwriting agreement for the IPO; and

(ii)	in the event that the triggering event is the failure of the Company to consummate an IPO prior to the three year anniversary of the Series B original issue date, the Series B conversion price shall automatically be adjusted for purposes of such conversion to a price per ordinary shares that will result in the conversion of Series B Preferred Shares into such number of ordinary shares that represent a percentage of the fully diluted share capital of the Company, such percentage being equal to the Series B investment amount divided by US$320,000.

As the effective conversion price exceeded the fair value of ordinary shares on commitment day of April 26, 2007, there was no beneficial conversion feature upon issuance of Series B Preferred Shares. Because the terms of contingent conversion price adjustment set out above do not permit the Group to compute the number of ordinary shares that the Series B Preferred Shareholders would receive if the contingent event occurs and the conversion price is adjusted, the Group will assess whether beneficial conversion feature exists when the contingent event occurs by comparing the adjusted conversion price and commitment date fair value of ordinary

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

shares in accordance with guidance from EITF 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments. The beneficial conversion feature will be recognized when the triggering contingent event occurs, if any.

Redemption

The Series B Preferred Shares shall be redeemed wholly or in part from time to time at the election of holders of Series B Preferred Shares holding at least twenty five percent of all then outstanding Series B Preferred Shares, on or after February 27, 2010. The redemption price will be sufficient to yield a 12% annualized effective internal rate of return with respect to the Series B Preferred Shares issue price, computed from the date of issuance of the Series B preferred shares until the date that the redemption payment has been paid in full, plus any declared but unpaid dividends thereon.

The Group accrues the 12% premium and the amortization of issuance cost over the redemption period as deemed dividends with debits to the retained earnings of $326 for the six months ended June 30, 2007.

12. STOCK BASED COMPENSATION

Pursuant to the 2005 Agreement, in the event that the Group’s 2006 audited net income after certain agreed adjustments (the “Adjusted Net Income”) defined in the 2005 Agreement exceeds pre-determined 2006 threshold, CDH will transfer to Guo Man a founder, chairman and the Chief Executive Officer of the Group, 2006 Reward Shares up to 5,000,000 ordinary shares converted from Series A preferred shares, based on a graded vesting increasing schedule, for zero consideration. If the 2006 Reward Shares do not reach the maximum number of shares which is 5,000,000, and if the average Adjusted Net Income of 2006 and 2007 exceeds pre-determined 2007 threshold, then CDH will transfer to Guo Man, the applicable 2007 Reward Shares, based on a graded vesting increasing schedule, for zero consideration, until the aggregate number of 2007 Reward Shares and 2006 Reward Shares equals the maximum reward shares, which is 5,000,000.

The Group has determined, with assistance of American Appraisal China Limited, an independent third party, that the fair value of the ordinary share as of the grant date of October 18, 2005 is $0.20 per share. The total share-based compensation would have been $1 million had the maximum performance threshold is reached and maximum number of shares are issued at the end.

The valuation analyses utilize and consider generally accepted valuation methodologies and may require significant judgment. In arriving the fair market value of the equity interest of the entity, the independent appraiser considers the income approach (Discounted Cash Flow method- “DCF”) and market approach (Enterprise Value (“EV”)/EBITDA and EV/Net Sales) as outlined as follows:

Income approach is based on the principle that an informed buyer would pay no more for the property than an amount equal to the present worth of anticipated future benefits (income) from the same or equivalent property with similar risk.

Market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparable.

For the six months ended June 30, 2006 and 2007, management did not believe the 2006 Adjusted Net Income and the average Adjusted Net Income of 2006 and 2007 would meet the pre-determined 2006 and 2007 threshold, no share based compensation was recognized in the statement of operations for the six months ended June 30, 2006 and 2007.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

13. ORDINARY SHARES

Total ordinary shares issued and outstanding of AirMedia to the founding shareholders are as follows:

Shareholders	Number of ordinary shares	Percentage of total participating shares issued and outstanding on fully converted basis
Guo, Man	49,832,640	42.96%
Xu, Qing	7,450,560	6.42%
Zhang, Xiaoya	5,116,800	4.41%

Total	62,400,000	53.79%

The remaining 42.61% of shares were held by CDH in the form of Series A preferred shares and Series B Shareholders in the form of Series B preferred shares, see Note 13 for detail.

The outstanding ordinary shares were issued to founding shareholder at par value of $0.001 each and ordinary shares subscription payment was made on June 26, 2007.

14. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $24 and $109 for the six months ended June 30, 2006 and 2007, respectively.

15. COMMITMENTS

(a) Rental leases

The Group has entered into operating lease agreements principally for its office spaces in the PRC. These leases expire through 2010 and are renewable upon negotiation. Rental expenses under operating leases for the six months ended June 30, 2006 and 2007 were $177 and $281, respectively.

Future minimum rental lease payments under non-cancelable operating leases agreements were as follows:

Six months ended December 31, 2007	$468
Year ended 2008	830
Year ended 2009	468
Year 2010 and thereafter	209

$1,975

(b) Concession fees

The Group has entered into concession right agreements with airports and airlines. The contract terms of such concession rights are usually three to five years. The concession rights expire through 2012 and are renewable upon negotiation. Concession fees charged into statement of operations for the six months ended June 30, 2006 and 2007 were $3,160 and $5,475.

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

Future minimum concession fee payments under non-cancelable concession right agreements were as follows:

Six months ended December 31, 2007	$5,830
Year ended 2008	10,824
Year ended 2009	8,565
Year ended 2010	5,277
Year ended 2011 and thereafter	2,867

$33,363

16. RELATED PARTY TRANSACTIONS

In June 2007, Beijing Aiyike entered agreement with the Group to issue non-interest bearing and uncollateralized short term loans of $194 to the Group. The amount due from related party of $36 represents the amount issued and outstanding as of June 30, 2007. The remaining amount was issued in July 2007.

The amount due to related party of $76 as of June 30, 2007 represents an amount payable to Sunshine Media Co., Ltd. (“Sunshine”) for the purchasing of digital display network equipments on behalf of the Group.

Sunshine was a company incorporated in September 1997 in the PRC with its principal business was to sell flight tickets for the airports and airlines formed by Guo Man, founder, Chairman and CEO of the Group, and Xu Qing, director of the Group together with other external shareholders.

17. SUBSEQUENT EVENTS

2007 Employee Incentive Plan

On July 2, 2007, the Board of Directors adopted the 2007 share incentive plan (the “2007 Option Plan”) and awarded options to the Company’s four senior executives (the “Senior Executive Options”) and certain other officers and employees (the “Employee Options”) to purchase an aggregate of 4,600,000 and 3,125,000 ordinary shares of the Company, respectively, at an exercise price of US$2.00 per share.

One twelfth of the Senior Executive Options will vest each quarter until July 2, 2010. The Employee Options would vest in the same schedule in the event that management determines in the future that each grantee passes the performance benchmark in each of the above vesting periods but the required benchmark was not specified in the award and whether the award vested was therefore at the discretion of management. Consequently, the Company believes no mutual understanding on the key terms of the share-based payment award was reached with the relevant employees and therefore, the Employee Options were not considered to be granted as of July 2, 2007.

On July 20, 2007, the Board of Directors decided to remove the vesting clause that the vesting of the Employee Options is subject to management’s determination of whether the grantee passes the periodic evaluation of the performance for each vesting period. After this modification, the vesting of these Employee Options is only subject to services and one twelfth of the Employee Options will vest each quarter from July 20, 2010. Therefore, July 20, 2007 was treated as the grant date of the Employee Options. On July 20, 2007, the Board of Directors also granted options to certain consultants (the “Consultant Options”) to purchase an

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

aggregate of 340,000 ordinary shares of the Company at an exercise price of US$2.00 per share. The Consultant Options have the same vesting schedule with the Employee Options.

The Group has determined, with assistance of American Appraisal China Limited, an independent third party, that the fair value of the Senior Executive Option as of the date of grant at July 2, 2007 was $0.897 per option, and the fair value of the Employee Option and the Consultant Option as of the date of grant at July 20, 2007 was $0.897 per option.

The fair values of options granted are estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

	Options Granted on July 2, 2007	Options Granted on July 20, 2007
Fair value of underlying ordinary shares…	$1.92	$1.92

Risk-free interest rate	5.48%	5.57%
Expected term	5.81	5.81
Expected dividend/yield	0%	0%
Expected volatility	40.90%	40.70%

(1) Volatility

Expected volatility is estimated based on daily stock price of comparable company for a period with length commensurate to expected term. The companies selected for reference were Focus Media Holding Limited, Lamar Advertising Company, Clear Media Limited, Dahe Media Company Limited, Tom Group Limited.

(2) Risk-free rate

Risk free rate is based on yield of US treasury bill as of valuation date with maturity date same as the qualified IPO time.

(3) Expected term

The expected term is estimated by averaging the expiration period and the vesting term. This is determined in accordance with information on the Staff Accounting Bulletin No. 107 of the Securities and Exchange Commission of the United States.

(4) Dividend yield

The dividend yield was provided by the Management based on the target paid-out ratio.

(5) Exercise price

The exercise price of the options was determined by the Company’s board of directors.

(6) Fair value of underlying ordinary shares

When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Company, while

AIRMEDIA GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

(In U.S. dollars in thousands, except share data)

taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on each grant date was determined with the assistance of American Appraisal China Limited, an independent third party.

The amount of future expenses to be recognized (assuming no forfeitures) will be:

Senior Executive Options:

In accordance with SFAS 123(R)—Share-Based Payment, a total of $4,127, which will be recognized as expenses over the vesting period of three years.

Employee Options:

In accordance with SFAS 123(R)—Share-Based Payment, a total amount of $2,804, which will be recognized as expenses over the vesting period of three years.

Consultant Options:

In accordance with EITF 96-18—Accounting for Equity Instruments That Are Issued to Other Than Employee for Acquiring, or in Conjunction with Selling, Goods or Services, a total amount of $305, which will be recognized upon the grant of the options.

PART II

Information Not Required In Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreement filed as Exhibit 10.2 to this Registration Statement, we may agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)	Underwriting Discount and Commission
Herman Man Guo(1)	November 30, 2005	49.8% of total equity interest in the form of ordinary shares on an as converted basis	par value	N/A
Qing Xu(1)	November 30, 2005	7.5% of total equity interest in the form of ordinary shares on an as converted basis	par value	N/A
Xiaoya Zhang(1)	November 30, 2005	5.2% of total equity interest in the form of ordinary shares on an as converted basis	par value	N/A
Global Gateway Investments Ltd.(1)	November 30, 2005	37.6% of total equity interest in the form of ordinary shares on an as converted basis	12,000,000	N/A
OZ Master Fund, Ltd.	June 7, 2007	3,868,000 Series B redeemable convertible preferred shares	9,760,000	N/A
OZ Asia Master Fund, Ltd.	June 7, 2007	3,447,200 Series B redeemable convertible preferred shares	8,618,000	N/A
OZ Global Special Investments Master Fund, L.P.	June 7, 2007	684,800 Series B redeemable convertible preferred shares	1,712,000	N/A
AM SPV Limited	June 7, 2007	8,000,000 Series B redeemable convertible preferred shares	20,000,000	N/A
Directors and Officers	July 2, 2007	4,600,000 options to purchase ordinary shares	Exercise price of US$2.00	N/A
Directors, Officers, Employees and Consultants	July 20, 2007	3,465,000 options to purchase ordinary shares	Exercise price of US$2.00	N/A

(1)	In October 2005, we and CDH entered into an agreement, according to which we agreed that an affiliate of CDH would acquire a Series A preferred share interest in us. Under this agreement, CDH or its affiliate was obligated to pay US$12.0 million to us in return for a Series A preferred share interest of 37.6% of our total equity interest on an as converted basis, with the payment to be made at our discretion. As part of the October 2005 agreement, it was agreed that the founding shareholders would hold 100% of our ordinary shares, representing 62.4% of our total equity interest on an as converted basis. After our intermediate holding company, Broad Cosmos, was incorporated in June 2006 in connection with our corporate restructuring, Broad Cosmos issued 10,000 ordinary shares to the founding shareholders. In March 2007, the Broad Cosmos ordinary shares were split and the total ordinary shares issued and outstanding to the founding shareholders was 62,400,000. In June 2007, pursuant to a share exchange agreement between AirMedia Group Inc. and the founding shareholders and preferred shareholders of Broad Cosmos, AirMedia Group Inc. issued 62,400,000 and 37,600,000 ordinary shares to the founding shareholders and Global Gateway Investment Limited, respectively, in exchange for their 62,400,000 and 37,600,000 ordinary shares of Broad Cosmos, respectively.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on November 2, 2007.

AirMedia Group Inc.

By:	/s/ HERMAN MAN GUO
Name:	Herman Man Guo
Title:	Chairman and
Chief Executive Officer

Signature	Title	Date

/s/ HERMAN MAN GUO Herman Man Guo	Chairman and Chief Executive Officer (Principal Executive Officer)	November 2, 2007

/s/ CONOR CHIAHUNG YANG Conor Chiahung Yang	Chief Financial Officer (Principal Financial and Accounting Officer)	November 2, 2007

/s/ * Qing Xu	Director	November 2, 2007

/s/ * Xiaoya Zhang	Director	November 2, 2007

/s/ * Xiaojun Shang	Director	November 2, 2007

/s/ * Zhenyu Wang	Director	November 2, 2007

/s/ * Shichong Shan	Independent Director	November 2, 2007

/s/ * Donglin Xia	Independent Director	November 2, 2007

/s/ * Donald J. Puglisi Managing Director, Puglisi & Associates	Authorized U.S. Representative	November 2, 2007

By:	/s/ CONOR CHIAHUNG YANG
Conor Chiahung Yang Attorney-in-Fact

AIRMEDIA GROUP INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement

3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Amended and Restated Shareholders’ Agreement originally dated as of June 7, 2007, as amended and restated on September 27, 2007, among the Registrant and Shareholders

5.1†	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered

8.1†	Opinion of Cayman Islands regarding certain Cayman Islands Tax matters (included in Exhibit 5.1)

8.2†	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters

10.1†	2007 Share Option Plan

10.2†	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3†	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant

10.4†	Investment Framework Agreement dated October 18, 2005, as amended on September 27, 2007, among Man Guo, Qing Xu and CDH China Management Company Limited

10.5†	Series A Convertible Preferred Share Purchase Agreement dated February 28, 2007, as amended on September 27, 2007, among Broad Cosmos Enterprises Ltd., certain of its shareholders, its existing group companies and Global Gateway Investments Limited

10.6†	Series B Convertible Preferred Share Purchase Agreement dated April 26, 2007 among the Registrant, certain of its shareholders, its existing group companies, OZ Master Fund, Ltd., OZ Asia Master Fund, Ltd., OZ Global Special Investments Master Fund, L.P. and AM SPV Limited

10.7†	Share Exchange Agreement dated June 7, 2007 among the Registrant, Man Guo, Qing Xu, Xiaoya Zhang and Global Gateway Investments Ltd.

10.8†	Agreement for the Transfer and Assumption of Various Obligations and Rights under the February 28, 2007 Share Purchase Agreement, dated June 7, 2007, among the Registrant, Broad Cosmos Enterprises Ltd., Global Gateway Investment Ltd., consolidated subsidiaries and variable interest equities of the Registrant and Man Guo, Qing Xu and Xiaoya Zhang

10.9†	English Translation of Business Cooperation Agreement dated June 14, 2007 between Shengshi Lianhe Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd.

10.10†	English Translation of Business Cooperation Agreement dated June 14, 2007 between Beijing AirMedia Advertising Co., Ltd. and AirTV United Media & Culture Co., Ltd.

10.11†	English Translation of Power of Attorneys dated June 14, 2007 from each of the shareholders of Shengshi Lianhe Advertising Co., Ltd.

10.12†	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd.

10.13†	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing Shengshi Lianhe Advertising Co., Ltd.

Exhibit Number	Description of Document

10.14†	English Translation of Amended and Restated Share Pledge Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd., Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Shengshi Lianhe Advertising Co., Ltd.

10.15†	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd., Shengshi Lianhe Advertising Co., Ltd. and the shareholders of Shengshi Lianhe Advertising Co., Ltd.

10.16†	English Translation of Power of Attorneys dated June 14, 2007 from the shareholders of Beijing AirMedia Advertising Co., Ltd.

10.17†	English Translation of Amended and Restated Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd.

10.18†	English Translation of Amended and Restated Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia Advertising Co., Ltd.

10.19†	English Translation of Amended and Restated Share Pledge Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd.

10.20†	English Translation of Amended and Restated Call Option Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia Advertising Co., Ltd. and the shareholders of Beijing AirMedia Advertising Co., Ltd.

10.21†	English Translation of Power of Attorneys dated June 14, 2007 from the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

10.22†	English Translation of Technology Development Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd.

10.23†	English Translation of Technology Support and Service Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd. and Beijing AirMedia UC Advertising Co., Ltd.

10.24†	English Translation of Share Pledge Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

10.25†	English Translation of Call Option Agreement dated June 14, 2007 between AirMedia Technology (Beijing) Co., Ltd., Beijing AirMedia UC Advertising Co., Ltd. and the shareholders of Beijing AirMedia UC Advertising Co., Ltd.

21.1†	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

23.2†	Consent of Cayman Islands (included in Exhibit 5.1)

23.3†	Consent of Latham & Watkins LLP (included in Exhibit 8.2)

23.4†	Consent of Commerce & Finance Law Offices

23.5†	Consent of Sinomonitor

23.6†	Consent of American Appraisal China Limited

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Commerce & Finance Law Offices

99.3	Consent of Commerce & Finance Law Offices concerning certain PRC tax matters

†	Filed previously.